Exhibit 2.1

PURCHASE AND CONTRIBUTION AGREEMENT

Between

CARRIER CORPORATION

AND

WATSCO, INC.

May 3, 2009

i

4.02	Articles of Incorporation and By-Laws	24
4.03	Authority, Approval and Enforceability	24
4.04	Capitalization	25
4.05	No Buyer Defaults or Consents; Noncontravention	26
4.06	Government Approval	26
4.07	Employee Benefits Matters	27
4.08	Buyer SEC Filings; Financial Statements; Liabilities	28
4.09	Comfort Products Financial Statements; Liabilities; Accounts Receivable; Inventories	29
4.10	Absence of Certain Changes	30
4.11	Compliance with Laws; Permits	32
4.12	Litigation	32
4.13	Real Property	32
4.14	Commitments	33
4.15	Insurance	34
4.16	Intellectual Property	35
4.17	Equipment and Other Tangible Property	36
4.18	Environmental Matters	37
4.19	Suppliers and Customers	37
4.20	Transactions With Affiliates	37
4.21	Sections 607.0901 and 607.0902 of the Florida Business Corporation Act	38
4.22	Buyer Taxes	38
4.23	No Equity Interests	38
4.24	Comfort Products Taxes	38
4.25	Financial Ability	39
4.26	Brokers	40
4.27	Solvency	40
4.28	No Additional Representations	41

ARTICLE V	ADDITIONAL AGREEMENTS	41
5.01	JV Employees	41
5.02	Transition Services	43
5.03	Head Office	43
5.04	Comfort Products Transition Services	43
5.05	Employee Transition Services	43
5.06	Shareholder Agreement	44
5.07	Distributor Agreements	44
5.08	Consignment Agreement	44
5.09	Trade Name Agreement	44
5.10	Operating Agreement	44
5.11	Schedule Updates	44
5.12	Access to Information	44
5.13	Confidentiality Agreement	45
5.14	Financing	46
5.15	Initial Business Plan	47
5.16	Further Action	47

5.17	Physical Inventory	49
5.18	Insurance	49
5.19	Publicity	50
5.20	Capital Stock	50
5.21	Section 607.0901 of the Florida Business Corporation Act	50
5.22	Intercompany Obligations	50
5.23	Existing Agreements	51
5.24	Restructuring Reserves	51

ARTICLE VI	CONDUCT OF BUSINESS PENDING CLOSING	51
6.01	Conduct of Business Pending the Closing	51
6.02	Advice of Changes	53

ARTICLE VII	POST-CLOSING OBLIGATIONS	53
7.01	SEC Filings	53
7.02	Further Assurances	54
7.03	Options to Purchase Additional Membership Interests	54

ARTICLE VIII	TAX MATTERS	57
8.01	Representations Regarding Taxes	57
8.02	Tax Covenants	58

ARTICLE IX	INDEMNIFICATION	67
9.01	Post-Closing Indemnity by Seller	67
9.02	Limitations on Amount of Indemnity by Seller	68
9.03	Post-Closing Indemnity by Buyer	68
9.04	Limitations on Amount of Indemnity by Buyer	69
9.05	Post-Closing Indemnity by the Company	69
9.06	Other Indemnification Provisions	70
9.07	Indemnification Procedures	70
9.08	Procedures for Third-Party Claims	71
9.09	Mutual Assistance	73
9.10	Survival of Representations and Warranties	73

ARTICLE X	CONDITIONS TO THE CLOSING	73
10.01	Mutual Conditions to the Obligations	73
10.02	Conditions to Obligations of Buyer	74
10.03	Conditions to Obligations of Seller	75

ARTICLE XI	TERMINATION	76
11.01	Termination	76
11.02	Effect of Termination	77

ARTICLE XII	MISCELLANEOUS	77
12.01	Costs and Expenses	77
12.02	Notices	78
12.03	Dispute Resolution	79

12.04	Entire Agreement; Amendments and Waivers	80
12.05	Binding Effect and Assignment	80
12.06	No Third Party Beneficiaries	80
12.07	Remedies; Specific Performance	80
12.08	Severability	81
12.09	Exhibits and Schedules	81
12.10	Multiple Counterparts	81
12.11	Headings, References and Construction	81
12.12	Survival	82

ARTICLE XIII	DEFINITIONS	82
13.01	Definitions	82

EXHIBITS
Exhibit A	— Allocation of Stock Consideration between Common Stock and Class B Stock
Exhibit B	— Form of Amendment to the Original Revolving Credit Agreement
Exhibit C	— Form of Shareholder Agreement
Exhibit D	— Form of Distributor Agreements
Exhibit E	— Form of Consignment Agreement
Exhibit F	— Form of Trade Name Agreement
Exhibit G	— Form of Operating Agreement
Exhibit H	— Signing Announcement
Exhibit I	— Existing Agreements to be Terminated on the Closing Date

SCHEDULES
	Seller Disclosure Schedule
	Buyer Disclosure Schedule

PURCHASE AND CONTRIBUTION AGREEMENT

This PURCHASE AND CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into on May 3, 2009, by and between (i) Carrier Corporation, a Delaware corporation (“Seller”) and (ii) Watsco, Inc., a Florida corporation (“Buyer”) (collectively, the “Parties,” and each individually, a “Party”).

Recitals

A. WHEREAS, Seller is the record and beneficial owner of all of the equity interests in each of Carrier Sales and Distribution, LLC, a Delaware limited liability company to be renamed “Carrier Enterprises, LLC” (the “Company”), Carrier InterAmerica Corporation, a United States Virgin Islands corporation (“CIAC”), and Carrier (Puerto Rico), Inc., a Delaware corporation (“CPR”, and together with CIAC, the “Division Entities”);

B. WHEREAS, prior to the Closing, all of Seller’s equity interests in the Division Entities shall be held directly by the Company;

C. WHEREAS, prior to the Closing Date, Seller will contribute membership interests in the Company to a wholly-owned Subsidiary of the Seller (which Subsidiary shall be a corporation) (the “1% Holder”) such that following the consummation of the transactions contemplated hereby the 1% Holder will own 1% of the Company;

D. WHEREAS, Buyer through its wholly-owned subsidiary, Watsco Holdings, Inc., a Delaware corporation (“WHI”), owns all of the equity interests in Comfort Products Distributing LLC, a Delaware limited liability company (“Comfort Products”);

E. WHEREAS, the Parties intend for Buyer to cause the Comfort Products Contributed Assets to be contributed to the Company and for the Company to assume the Comfort Products Liabilities, in each case at the Closing, as provided herein; and

F. WHEREAS, Seller and Buyer desire for Buyer to acquire, directly or indirectly, a 60% membership interest in the Company, following which Buyer will own, directly or indirectly, 60% of the Company, Seller will own 39% of the Company, the 1% Holder will own 1% of the Company and the Company will own the Comfort Products Contributed Assets and will have assumed the Comfort Products Liabilities.

Agreement

NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the Parties agree as follows:

ARTICLE I

RESTRUCTURING; SALE AND PURCHASE OF MEMBERSHIP INTEREST

1.01 Restructuring Transactions. Seller shall, and, to the extent applicable, shall cause its Subsidiaries to (a) before the Closing, transfer and convey to the Company all of Seller’s right, title and interest in and to the equity interests in the Division Entities and, prior to the Closing Date, contribute membership interests in the Company which after giving effect to the issuance of membership interests pursuant to Section 1.02(b) will be equal to one percent (1%) of the outstanding membership interests in the Company immediately after Closing to the 1% Holder and (b) take all actions necessary such that, from and after the Closing, the Company and Division Entities shall not contain the assets or liabilities comprising the California Business, the Northeast Business or the Applied Business (the California Business, the Northeast Business and the Applied Business together comprising the “Seller Excluded Businesses”) or the inventory subject to the Consignment Agreement (collectively, the “Restructuring”).

1.02 Sale and Purchase of Membership Interest. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall:

(a) Sell, assign, transfer and convey to Buyer all of its right, title and interest in and to a membership interest in the Company, free and clear of Liens, except for Liens created pursuant to this Agreement or any of the Ancillary Agreements, representing 51.3% of all outstanding membership interests in the Company (excluding the issuance described Section 1.02(b)) (the “Transferred Interest”); and

(b) Cause the Company to issue to Comfort Products a number of membership interests in the Company (the “Issued Interest”), free and clear of Liens, except for Liens created pursuant to this Agreement or any of the Ancillary Agreements, such that immediately following such issuance, the aggregate of the Transferred Interest and the Issued Interest shall represent 60% of all outstanding membership interests in the Company (the “60% Interest”), Seller shall own membership interests in the Company representing 39% of all outstanding membership interests in the Company and the 1% Holder shall own membership interests in the Company representing 1% of all outstanding membership interests in the Company.

1.03 Consideration for the 60% Interest. As consideration for the 60% Interest, at the Closing, Buyer shall:

(a) deliver to Seller:

(i) Subject to adjustment as provided in Section 1.04, four million five hundred thousand (4,500,000) shares of Capital Stock (the “Maximum Stock Consideration”), with the allocation between shares of Common Stock and Class B Common Stock as determined by Exhibit A. The calculated per share value of the Capital Stock shall be the Volume Weighted Average Trading Price of the Common Stock on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on and including the second (2nd) trading day immediately prior to the Closing Date (the “Measurement Period”) (the “Average Trading Price”); provided, that if the Average Trading Price is less than $20, by not later than the trading day prior to the Closing Date Buyer may give Seller a notice requesting that Seller accept an Average Trading Price of $20, in which case, (A) if Seller gives the Buyer a notice accepting the request before Closing, the Average Trading Price will be deemed to be $20 for purposes of this Agreement and (B) otherwise, this Agreement will terminate in accordance with Section 11.01(g).

(ii) Cash, in an amount equal to the difference between (A) One Hundred Seventy-Two Million Dollars ($172,000,000) (the “Purchase Price”) and (B) the sum of (1) the product (rounded down to nearest $.01) of (x) the Stock Consideration and (y) the Average Trading Price (the “Cash Consideration”) and (2) Twenty-Five Million Dollars ($25,000,000) (which dollar amount represents forty percent (40%) of the value of the Comfort Products Contributed Assets (taking into account the assumption of the Comfort Products Liabilities)). Such sum shall be paid via wire transfer of immediately available funds to an account or accounts designated by Seller. As used herein, the term “Stock Consideration” shall mean the Maximum Stock Consideration as the same may be reduced pursuant to Section 1.04; and

(b) cause Comfort Products, or any other Subsidiary of the Buyer that holds any Comfort Products Contributed Assets, to, and it shall (as the case may be), transfer, assign and deliver to the Company, as a capital contribution to the Company, all of Comfort Products’, any such Subsidiary’s and its right, title and interest in and to the Comfort Products Contributed Assets, free and clear of Liens, other than Permitted Liens. At the Closing, the Parties shall cause the Company to assume all of the Comfort Products Liabilities.

1.04 Determination of the Stock Consideration. At the discretion of Buyer, the Stock Consideration to be delivered at the Closing shall be reduced from the Maximum Stock Consideration (to not less than 3,000,000 shares of Capital Stock), with the allocation between shares of Common Stock and Class B Common Stock as determined by Exhibit A, and the Cash Consideration shall be increased in accordance with Section 1.03(a)(ii) to provide for payment at the Closing of the entire Purchase Price amount. Notwithstanding the foregoing, any determination by Buyer to reduce the Stock Consideration from the Maximum Stock Consideration shall be made by providing notice thereof (which notice shall specify the Stock Consideration to be delivered at the Closing) no later than on the second (2nd) trading day immediately prior to the Closing Date to Seller at the address set forth herein in accordance with Section 12.02.

1.05 Final Statements on Working Capital. As promptly as practicable, but in any event within sixty (60) calendar days following the Closing Date, (i) Seller shall deliver to Buyer (A) a statement (the “Final Statement on Company Working Capital”) setting forth the Final Company Working Capital and (B) an accurate, true and complete calculation of the Company Purchase Price Adjustment, and (ii) Buyer shall deliver to Seller (A) a statement (the “Final Statement on Comfort Products Working Capital” and, together with the Final Statement on Company Working Capital, the “Final Statements on Working Capital”) setting forth the Final Comfort Products Working Capital and (B) an accurate, true and complete calculation of the Comfort Products Purchase Price Adjustment. Each Party (the “Preparing Party”) shall make reasonably available to the other Party (the “Receiving Party”) and its representatives all books and records used in connection with the preparation of the Final Statement of Working Capital prepared by the Preparing Party and the calculation of the applicable Purchase Price Adjustment (the “Reports”). Buyer shall make reasonably available to Seller and its representatives all books and records of the Company and its Subsidiaries as reasonably required by Seller in connection with Seller’s preparation of the Reports. The Receiving Party and its accountants shall be entitled to review the Reports prepared by the Preparing Party, including the Preparing Party’s calculations of the applicable Purchase Price Adjustment, and the Preparing Party shall make reasonably available any working papers, trial balances and similar materials relating to the Reports prepared by the Preparing Party or its accountants. The Preparing Party shall also provide the Receiving Party and its accountants with reasonable access, upon reasonable notice and during normal business hours, to the Preparing Party’s accountants and personnel to the extent related to the Reports prepared by the Preparing Party, including the determination of the applicable Purchase Price Adjustment. The Preparing Party shall use commercially reasonable efforts to cause its accountants and personnel to communicate and cooperate in connection with the foregoing.

1.06 Purchase Price Adjustments.

(a) Upon final determination of the Company Purchase Price Adjustment pursuant to the procedures set forth herein and in Section 1.07, (i) in the event that the Company Reference Working Capital exceeds the Final Company Working Capital, then the Purchase Price shall be adjusted downward in an amount equal to 60% of such excess, and Seller shall, within five (5) business days of such determination, pay such amount to Buyer by wire transfer in immediately available funds to an account designated by Buyer in writing; or (ii) in the event that the Final Company Working Capital exceeds the Company Reference Working Capital, then the Purchase Price shall be adjusted upward in an amount equal to 60% of such excess, and Buyer shall, within five (5) business days of such determination, pay such amount to Seller by wire transfer in immediately available funds to an account designated by Seller in writing. Any such adjustment shall be referred to as the “Company Purchase Price Adjustment.”

(b) Upon final determination of the Comfort Products Purchase Price Adjustment pursuant to the procedures set forth herein and in Section 1.07, (i) in the event that the Comfort Products Reference Working Capital exceeds the Final Comfort Products Working Capital, then the Purchase Price shall be adjusted upward in an amount equal to 40% of such excess, and Buyer shall, within five (5) business days of such determination, pay such amount to Seller by wire transfer in immediately available funds to an account designated by Seller in writing; or (ii) in the event that the Final Comfort Products Working Capital exceeds the Comfort Products Reference Working Capital, then the Purchase Price shall be adjusted downward in an amount equal to 40% of such excess, and Seller shall, within five (5) business days of such determination, pay such amount to Buyer by wire transfer in immediately available funds to an account designated by Buyer in writing. Any such adjustment shall be referred to as the “Comfort Products Purchase Price Adjustment.”

(c) Any disputes with respect to the calculation of the Purchase Price Adjustments shall be resolved in accordance with the procedures contemplated by Section 1.07.

1.07 Final Determination of Purchase Price; Dispute Resolution. The following clauses (a) and (b) set forth the procedures for making the final determination of the Purchase Price Adjustments, including resolving disputes, if any, among the Parties with respect to the determination of the Purchase Price Adjustments:

(a) Within thirty (30) days after delivery to the Receiving Party of the Reports prepared by the Preparing Party, the Receiving Party may deliver to the Preparing Party a written report (the “Receiving Party’s Report”) prepared by the Receiving Party’s accountants (the “Receiving Party’s Accountants”) advising the Preparing Party either that the Receiving Party’s Accountants (i) agree with the Preparing Party’s calculations of the applicable Purchase Price Adjustment, or (ii) deem that one or more adjustments are required. The costs and expenses of the services of the Receiving Party’s Accountants shall be borne by the Receiving Party. If the Preparing Party shall concur with the adjustments proposed by the Receiving Party’s Accountants, or if the Preparing Party shall not object thereto in a writing delivered to the Receiving Party within thirty (30) days after the Preparing Party’s receipt of the Receiving Party’s Report, the calculations of the applicable Purchase Price Adjustment set forth in the Receiving Party’s Report shall become final and shall not be subject to further review, challenge or adjustment absent fraud. If the Receiving Party does not submit a Receiving Party’s Report within the 30-day period provided herein, or the Receiving Party’s Accountants agree with the Preparing Party’s calculations of the applicable Purchase Price Adjustment, then the Purchase Price Adjustment as calculated by the Preparing Party shall become final and shall not be subject to further review, challenge or adjustment absent fraud.

(b) In the event that the Receiving Party submits a Receiving Party’s Report and the Preparing Party and the Receiving Party are unable to resolve the disagreements set forth in such report within thirty (30) days after the date of the Receiving Party’s Report (the “Reconciliation Period”), then such disagreements shall be referred to a nationally recognized firm of independent certified public accountants selected by mutual agreement of the Preparing Party and the Receiving Party (the “Settlement Accountants”), and the determination of the Settlement Accountants shall be final and shall not be subject to further review, challenge or adjustment absent fraud. The Receiving Party and the Preparing Party shall request the Settlement Accountants to use their best efforts to reach a determination not more than forty-five (45) days after such referral. Each of the Preparing Party and the Receiving Party shall have the right, within five (5) business days after such referral, to meet with representatives of the Settlement Accountants and present its position as to the calculations of the applicable Purchase Price Adjustment. The costs and expenses of the services of the Settlement Accountants shall be paid by the Receiving Party if the difference between (i) (A) the Purchase Price Adjustment resulting from the determinations of the Settlement Accountants and (B) the Purchase Price Adjustment resulting from the determinations set forth in the Receiving Party’s Report, is greater than the difference between (ii) (A) the Purchase Price Adjustment resulting from the determinations of the Settlement Accountants and (B) the Purchase Price Adjustment resulting from the Preparing Party’s calculations of the Purchase Price Adjustment; otherwise, such costs and expenses of the Settlement Accountants shall be paid by the Preparing Party; provided, that such costs and expenses shall be borne equally between the Parties if the difference between (i) (A) the Purchase Price Adjustment resulting from the determinations of the Settlement Accountants and (B) the Purchase Price Adjustment resulting from the determinations set forth in the Receiving Party’s Report, is equal to the difference between (ii) (A) the Purchase Price Adjustment resulting from the determinations of the Settlement Accountants and (B) the Purchase Price Adjustment

resulting from the Preparing Party’s calculations of the Purchase Price Adjustment. If the Receiving Party and the Preparing Party are unable to agree upon Settlement Accountants, then within seven (7) days after the Reconciliation Period, either the Receiving Party or the Preparing Party may request the American Arbitration Association (the “AAA”) to appoint a nationally recognized firm of independent certified public accountants to perform the services required under this Section 1.07(b). For purposes of this Section 1.07(b), the term “Settlement Accountants” shall include such other accounting firm chosen in accordance with this Section 1.07(b).

1.08 Certain Tax Items.

(a) Tax Treatment of Transaction. The Parties acknowledge that, for United States federal income tax purposes, the sale of the Transferred Interest pursuant to this Agreement is intended to be treated as a sale by Seller of a partnership interest in the Company to Buyer and the issuance of the Issued Interest is intended to be treated as a contribution of property by a Subsidiary of Buyer to a partnership in exchange for a partnership interest. The Parties agree to treat the transaction for such purposes consistent with such intent and not to take any action inconsistent therewith, except as may be required by a Determination.

(b) Purchase Price Allocation. The Stock Consideration and the Cash Consideration (the “Allocable Purchase Price”) (plus any liabilities of the Company that are considered to be an increase to the Purchase Price for federal income tax purposes) shall be allocated among the assets of the Company (other than the Comfort Products Contributed Assets) for federal income tax purposes, in the manner agreed to by Seller and Buyer, based on the fair market value of such assets. No later than one hundred twenty (120) days after the Closing Date or, if pursuant to Section 1.07(b) the Receiving Party submits a Receiving Party’s Report and the Preparing Party and the Receiving Party are unable to resolve the disagreement set forth on such report within the Reconciliation Period, then within thirty (30) days following the date of the determination by the Settlement Accountants pursuant to Section 1.07(b), Buyer shall deliver to Seller an allocation of the Allocable Purchase Price among the assets of the Company (other than the Comfort Products Contributed Assets), which allocation shall be reasonable, based on fair market values, consistent with the Code (including Code Section 1060) (the “Proposed Allocation”). Seller will review such Proposed Allocation and if, within ninety (90) days after the receipt of such Proposed Allocation, Seller has not informed Buyer of any disagreement with the content of the Proposed Allocation, the Proposed Allocation shall become the Final Allocation. If Seller disagrees with the content of the Proposed Allocation, Seller will inform Buyer of such disagreement within such ninety (90) day period. Buyer and Seller shall negotiate in good faith to resolve any such dispute. If the Parties fail to agree on such allocation before the date that is thirty (30) days following the receipt of Seller’s notice of disagreement, such allocation shall be determined, within a reasonable time by a nationally recognized firm of independent certified public accountants mutually selected by the Parties. If the Parties are unable to agree upon a nationally recognized firm of independent certified public accountants, then within seven (7) days after the thirtieth (30 th) day following the receipt of Seller’s notice of disagreement, either Buyer or Seller may request the AAA to appoint a nationally recognized firm of independent certified public accountants to perform the services required under this Section 1.08(b). The allocation of the Purchase

Price, as agreed upon by the Parties or determined by a firm of accountants under this Section 1.08(b), (the “Final Allocation”) shall be final and binding upon the Parties. Each of Seller and Buyer shall bear all fees and costs incurred by it in connection with the determination of the allocation of the Purchase Price, except that the Parties shall each pay fifty percent (50%) of the fees and expenses of such accounting firm. Notwithstanding anything herein to the contrary in this Section 1.08(b), the Final Allocation shall be consistent with the allocation of the acquisition price among the assets of the Company under GAAP for financial reporting purposes, except to the extent such allocation under GAAP is not based on the fair market value of such assets. The Parties agree to file (or cause to be filed) all statements of adjustments and other Tax Returns (including amended Tax Returns and claims for refund) in a manner consistent with the Final Allocation, subject to adjustments to correlate with any adjustments to the Purchase Price provided for in this Agreement, and except as otherwise required by a determination within the meaning of Section 1313 of the Code (or any comparable provision of state, local or foreign law) (a “Determination”). Except as otherwise required by a Determination, the Parties agree to refrain from taking any position that is inconsistent with the Final Allocation and agree to use their commercially reasonable efforts to sustain such allocation in any subsequent Tax audit or Tax dispute.

ARTICLE II

CLOSING

2.01 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall be held at 10:00 a.m., Miami time, on the second (2nd) business day after the date on which the conditions set forth in Article X have been satisfied or waived (as permitted by this Agreement and applicable law), excluding conditions that by their terms are to be satisfied on the Closing Date, at the offices of Akerman Senterfitt, One S.E. 3rd Avenue, 28th Floor, Miami, Florida 33131, or at such other place, time and/or date as may be mutually agreeable to the Parties, or by the exchange of documents and instruments by mail, courier, telecopy, email and wire transfer to the extent mutually acceptable to the Parties. The date upon which the Closing occurs is hereinafter referred to as the “Closing Date.”

2.02 Deliveries by Seller. On the Closing Date, Seller shall deliver, or cause to be delivered, to Buyer (or Comfort Products, as applicable) the following (where applicable, executed by the applicable parties thereto):

(a) certificates of membership interests representing the 60% Interest, duly endorsed or accompanied by assignment documents reasonably acceptable to Buyer;

(b) the Ancillary Agreements;

(c) such certificates as to incumbency, as to corporate and limited liability company actions, and documents as to good standing and otherwise as Buyer shall have reasonably requested;

(d) the certificate of Seller referred to in Section 10.02(c); and

(e) documentation reasonably necessary to evidence the consummation of all transactions of the Restructuring prior to the Closing.

2.03 Deliveries by Buyer. On the Closing Date, Buyer shall:

(a) deliver to Seller the following (where applicable, executed by the applicable party thereto):

(i) certificates registered in the name of Seller, representing the Stock Consideration,

(ii) the Cash Consideration,

(iii) a certificate of Buyer signed by the Senior Vice President or the Chief Financial Officer of Buyer confirming that there has not been any communication between the NYSE or the American Stock Exchange (“AMEX”) and Buyer during the one hundred eighty (180) calendar day period ending on and including the Closing Date with respect to the actual or potential de-listing of the Common Stock or the Class B Common Stock, respectively,

(iv) the Ancillary Agreements, and

(v) the certificate of Buyer referred to in Section 10.03(c); and

(b) cause Comfort Products to deliver to the Company (i) all consents, waivers and approvals required under this Agreement or otherwise necessary or desirable to consummate the contribution of the Comfort Products Contributed Assets contemplated hereby, including, but not limited to, evidence of satisfaction of all Liens on the Comfort Products Contributed Assets, or release of such assets from all Liens, other than those created by this Agreement and the Ancillary Documents; (ii) a bill of sale and assignment and such other bills of sale, assignments and other instruments of transfer or conveyance as the Company may reasonably request or as may be otherwise necessary or desirable to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Comfort Products Contributed Assets to the Company; and (iii) such novations, assignments and instruments of assumption as may be necessary or desirable for the assumption by the Company of the Comfort Products Liabilities, in each case, in a form reasonably satisfactory to Seller.

2.04 Comfort Products Assets and Liabilities. On the Closing Date, the Parties shall, and shall cause their respective Subsidiaries, as applicable, to, execute and deliver such additional bills of sale, assignments and other instruments of transfer or conveyance as are necessary or desirable to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Comfort Products Contributed Assets to the Company, and such novations, assignments and instruments of assumption as may be necessary or desirable for the assumption by the Company of the Comfort Products Liabilities.

2.05 Transfer of California Business and Northeast Business. On the Closing Date, Seller shall, and shall cause the Company to, deliver such bills of sale, assignments and other instruments of transfer or conveyance as are necessary or desirable to evidence the sale, assignment, transfer, conveyance and delivery of the assets and liabilities of the California Business and the Northeast Business pursuant to Section 1.01.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth herein and in the corresponding sections of the disclosure schedule delivered by Seller to Buyer and dated as of the date of this Agreement (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to Buyer as of the date hereof (it being understood, however, that no representation and warranty is deemed to be given with respect to, or to apply to any information, circumstances, events or other matters to the extent related to, the Seller Excluded Businesses or any inventory subject to the Consignment Agreement), that:

3.01 Existence and Qualification. Seller is a Delaware corporation and Company is a Delaware limited liability company. Each of Seller, the Company and the Division Entities is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has the power to own, manage, lease and hold its properties and assets and to carry on its business as and where such properties and assets are presently located and such business is presently conducted. The Company and each of the Division Entities is duly qualified or licensed as a foreign entity and in good standing in each jurisdiction where the character of the properties and assets owned, managed, leased or held by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.02 Authority, Approval and Enforceability. This Agreement has been duly executed and delivered by Seller, and Seller has, and each of its Subsidiaries to become a party to an Ancillary Agreement will have at the Closing, all requisite corporate or comparable power and legal capacity to execute and deliver this Agreement and/or each Ancillary Agreement to be executed and delivered by it, to consummate the transactions contemplated hereby and by the Ancillary Agreements, and perform its obligations hereunder and under the Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by Seller or any of its Subsidiaries in connection with the transactions provided for hereby and thereby, the consummation of the transactions contemplated hereby and by the Ancillary Agreements, and the performance of their respective obligations hereunder and under the Ancillary Agreements have been, or in the case of the Ancillary Agreements, will be by the Closing, duly and validly authorized by all necessary corporate or comparable action on the part of Seller or such Subsidiary, as applicable. This Agreement and each Ancillary Agreement to which Seller or any of its Subsidiaries is (or will become) a party constitutes, or in the case of the Ancillary Agreements, will constitute by the Closing, the legal, valid and binding obligation of Seller or such Subsidiary, as applicable, enforceable against it in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, Legal Requirements and judicial decisions from time to time in effect which affect creditors’ rights generally.

3.03 Capitalization and Records.

(a) All issued and outstanding Company equity interests are owned beneficially and of record by Seller, free and clear of any preemptive rights or Liens, except for Liens created pursuant to this Agreement or any of the Ancillary Agreements (it being understood, however, that prior to the Closing membership interests which taking into account the issuance of membership interests pursuant to Section 1.02(b) will be equal to one percent (1%) of the outstanding membership interests in the Company immediately after Closing will be transferred as provided in Section 1.01, and that on the Closing Date such one percent (1%) membership interest in the Company will be owned by the 1% Holder). The Company owns of record, or as of the Closing will own of record, and beneficially has, or as of Closing will have, valid title to 100% of the equity interests in the Division Entities, and such ownership is, or as of Closing will be, free and clear of any preemptive rights or Liens, except for Liens created pursuant to this Agreement or any of the Ancillary Agreements. Except as created pursuant to this Agreement or any of the Ancillary Agreements, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Seller, the Company or any of the Division Entities is a party or by which it is bound obligating Seller, the Company or any of the Division Entities to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of equity securities of any class or any equity interests of the Company or any of the Division Entities, or any securities or interests exchangeable into or exercisable for such equity securities or equity interests, or obligating Seller, the Company or any of the Division Entities to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement.

(b) The copies of the organizational documents, each as amended to date, of the Company and the Division Entities made available to Buyer are true, accurate, and complete and are in full force and effect. Neither the Company nor any of the Division Entities is in violation of its organizational documents.

3.04 No Seller Defaults or Consents. Except as set forth in Section 3.04 of the Seller Disclosure Schedule, the execution and delivery of this Agreement and the Ancillary Agreements by Seller and the performance by Seller of its obligations hereunder or thereunder will not violate any provision of any Legal Requirement or any judgment, award or decree or any indenture, agreement or other instrument to which Seller is a party, or by which the properties or assets of Seller are bound or affected, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, except for such violations, conflicts, breaches or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.05 No Company Defaults or Consents. Except as disclosed in Section 3.05 of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement and the Ancillary Agreements nor the carrying out of any of the transactions contemplated hereby or thereby will:

(i) violate or conflict with any of the terms, conditions or provisions of any organizational document of the Company or any of the Division Entities;

(ii) violate any Legal Requirements or Permits applicable to the Company or any of the Division Entities;

(iii) violate, conflict with, result in a breach of, constitute a material default under (whether with or without notice or the lapse of time or both), result in the creation of any Lien on any properties or assets of the Company or any of the Division Entities under, or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any Contract to which the Company or any of the Division Entities is a party or by which the Company or any of the Division Entities is bound;

except, in the cases of clauses (ii) and (iii), for such violations, conflicts, breaches, defaults, Liens, accelerations or rights that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.06 Government Approval. The execution, delivery, and performance of this Agreement or any of the Ancillary Agreements by Seller and its Subsidiaries and the consummation of the transactions by Seller and its Subsidiaries as contemplated by this Agreement or any of the Ancillary Agreements do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (a)(i) those required under or in relation to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act of 1933, as amended (the “Securities Act”), (ii) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) as may be required under any applicable state securities or blue sky laws and (b) any such consent, approval, authorization, permit, action, filing or notification, the failure of which to be obtained, performed or made would not (i) individually or in the aggregate, be reasonably expected to result in a Company Material Adverse Effect or (ii) materially impair or delay the ability of Seller and its Subsidiaries to consummate the transactions contemplated by, or perform their obligations under, this Agreement or any of the Ancillary Agreements.

3.07 Employee Benefit Matters.

(a) For purposes of this Agreement, “Seller Plans” shall mean each of the following, if any, which is sponsored, maintained or contributed to by the Company, the Division Entities or Seller for the benefit of the Carrier Transferred Employees: each material (i) “employee benefit plan,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), (ii) personnel policy, employee manual or other written statement of rules or policies concerning employment, (iii) option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, medical, dental, disability or life insurance, severance pay policy or agreement, deferred compensation agreement or arrangement, consulting agreement, employment contract and (iv) other employee benefit plan, agreement, arrangement, program, practice or understanding; and

(b) True, and accurate copies of each Seller Plan have been made available to Buyer.

(c) Except as otherwise set forth in Section 3.07(c) of the Seller Disclosure Schedule, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) With respect to Carrier Transferred Employees, none of the Company, any Division Entity or Seller contributes to or has an obligation to contribute to, and none of the Company, any Division Entity or Seller has at any time contributed to or had an obligation to contribute to, and none of the Company, any Division Entity or Seller has any actual or contingent liability under a multiemployer plan within the meaning of Section 3(37) of ERISA (“Multiemployer Plan”) or a multiple employer plan within the meaning of Section 413(b) and (c) of the Code;

(ii) Each of the Company, the Division Entities and Seller has substantially performed all obligations, whether arising by operation of law or by contract, required to be performed by it in connection with the Seller Plans;

(iii) All material reports and disclosures relating to the Seller Plans required to be filed with or furnished to governmental agencies, Seller Plan participants or Seller Plan beneficiaries have been filed or furnished in accordance with applicable law in a timely manner, and each Seller Plan has been administered in substantial compliance with its governing documents;

(iv) Each of the Seller Plans intended to be qualified under Section 401(a) of the Code satisfies the requirements of such Section and has received a favorable determination letter from the Internal Revenue Service regarding such qualified status, which has not been revoked and each such Seller Plan has not, since receipt of the most recent favorable determination letter, been amended or operated in a way which would reasonably be expected to adversely affect such qualified status;

(v) With respect to Carrier Transferred Employees, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Seller threatened against, or with respect to, any of the Seller Plans or their assets;

(vi) All contributions required to be made to the Seller Plans pursuant to their terms and provisions and applicable law have been timely made;

(vii) None of the Seller Plans are subject to Title IV of ERISA;

(viii) Neither the Company nor any Division Entity has any material obligation to provide health benefits or life insurance benefits to former employees, except as specifically required by law;

(ix) Neither the execution and delivery of this Agreement or any of the Ancillary Agreements nor the consummation of any or all of the transactions contemplated hereby or thereby will: (A) entitle any Carrier Transferred

Employee to severance pay, unemployment compensation or any similar payment, (B) accelerate the time of payment or vesting or increase the amount of any compensation due to any Carrier Transferred Employee, or (C) result in any payment made to or on behalf of any Carrier Transferred Employee to constitute a “parachute payment” within the meaning of Section 280G of the Code;

(x) Other than Pension Benefit Guaranty Corporation premium payments in the ordinary course, neither Company nor any Division Entity has incurred any material liability or taken any action, and no action or event has occurred that would reasonably be expected to cause the Company or the Division Entities to incur any material liability (A) under Section 412 of the Code or Title IV of ERISA with respect to any “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA that is not a Seller Plan, or (B) to any Multiemployer Plan, including an account of a partial or complete withdrawal within the meaning of Sections 4203 and 4205 of ERISA; and

(xi) With respect to the Carrier Transferred Employees, since January 1, 2008, there have not been any material (i) work stoppages, labor disputes or other significant controversies between the Company, the Division Entities or Seller and the Carrier Transferred Employees, (ii) labor union grievances or, to the Knowledge of Seller, organizational efforts, or (iii) unfair labor practice or labor arbitration proceedings pending or, to the Knowledge of Seller, threatened.

(d) Seller has provided Buyer, by number and employment classification (either hourly or salaried), the approximate numbers of employees employed by the Company and the Division Entities as of the date of this Agreement, and, except as set forth therein, none of said employees are subject to union or collective bargaining agreements with the Company, any of the Division Entities or Seller.

(e) If so required by applicable Legal Requirements, the Company and the Division Entities have complied with (i) the notice and continuation of coverage requirements of Section 4980B of the Code, and the regulations thereunder; (ii) Part 6 of Title I of ERISA; (iii) the Health Insurance Portability and Accountability Act of 1996 with respect to any group health plan within the meaning of Code Section 5000(b)(1); and (iv) any applicable state statutes mandating health insurance continuation coverage for small employers.

3.08 Financial Statements; Liabilities; Accounts Receivable; Inventories.

(a) Set forth in Section 3.08(a) of the Seller Disclosure Schedule are the unaudited consolidated financial statements with respect to the Company, giving effect to the transfer of the Division Entities to the Company and the removal of the California Business and the Northeast Business (the “Partial Restructuring”), as of and for the years ended December 31, 2007 and 2008, and the unaudited consolidated financial statements with respect to the Company, giving effect to the Partial Restructuring, as of and for the three months ended March 31, 2009 (the unaudited consolidated balance sheet of the Company, giving effect to the Partial Restructuring, as of March 31, 2009 (including the explanatory statements thereto) is referred to herein as the “Acquisition Balance Sheet”) (in each case including the explanatory statements thereto, collectively, the “Financial Statements”). The Financial

Statements: (i) have been prepared from the books and records of the Company and the Division Entities (except (A) as otherwise disclosed therein and (B) for failures to be so prepared that would not result in an unfair presentation of the financial position and the results of operations of the Company and the Division Entities, in the aggregate, on the basis of presentation outlined in Section 3.08(a) of the Seller Disclosure Schedule); (ii) have been prepared in the manner set forth in Section 3.08(a) of the Seller Disclosure Schedule; and (iii) fairly present in all material respects the financial position of the Company and the Division Entities, in the aggregate, on the basis of presentation outlined in Section 3.08(a) of the Seller Disclosure Schedule.

(b) Except for (i) the liabilities reflected on the Acquisition Balance Sheet, (ii) liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business, (iii) executory contract obligations under any Contract of the Company or any of the Division Entities either listed on Section 3.13(a) of the Seller Disclosure Schedule or entered into in the ordinary course of business, and (iv) liabilities that are not and are not reasonably expected to be material to the Company and the Division Entities, taken as a whole, the Company and the Division Entities do not have any undisclosed liabilities or obligations of any nature (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP).

(c) The accounts receivable reflected on the Acquisition Balance Sheet arose from bona fide transactions or events. No such account receivable has been assigned or pledged to any other Person.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the inventory of the Company and the Division Entities consists of items that are of a quality, condition and quantity (when added to inventory subject to the Consignment Agreement) consistent with normal seasonally-adjusted inventory levels of the Company and the Division Entities and are usable and saleable for the purposes for which intended in the ordinary and usual course of business, except to the extent written down or reserved against on the Acquisition Balance Sheet.

(e) Except as has not been and is not reasonably expected to be material to the Company and the Division Entities, taken as a whole, the Company or the Company’s Subsidiaries have, or (taking into account the Ancillary Agreements) as of the Closing will have, good and valid title to, or a valid leasehold interest in or other valid legal right to use, all of the properties and assets used by the Company and the Division Entities to carry on their respective businesses as currently conducted, free and clear of any and all liens, mortgages, deeds of trust, pledges, adverse claims, encumbrances or other restrictions or limitations whatsoever (“Liens”), except Permitted Liens and Liens set forth in Section 3.08(e) of the Seller Disclosure Schedule.

(f) No personal loans have been made by the Company, the Division Entities or Seller to or for the Company’s or any Division Entity’s officers and/or directors.

(g) Each of the Company and its Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent fiscal year, there has been (i) to the Knowledge of Seller, no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected the Company’s internal control over financial reporting.

3.09 Absence of Certain Changes.

(a) Since the Balance Sheet Date, there has not been any change or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as otherwise set forth in Section 3.09(b) of the Seller Disclosure Schedule, or as contemplated by this Agreement or any Ancillary Agreement, since the Balance Sheet Date, neither the Company nor any of the Division Entities has done any of the following, other than in the ordinary course of business or as required by applicable Legal Requirements:

(i) (A) issued, granted, delivered, sold or pledged any of its equity securities, or securities convertible into or exchangeable for any of its equity securities, (B) made, declared, paid, or set aside any dividend or other distribution in respect of its equity securities (other than cash dividends or distributions), (C) adjusted, split, combined, reclassified, redeemed, purchased or otherwise acquired or transferred, or amended the terms of, any of its equity securities, or securities convertible into or exchangeable for any of its equity securities, or (D) granted any person or entity any right to acquire, or otherwise encumbered, any of its equity interests;

(ii) merged into or with or consolidated with, any other entity or acquired the business or a substantial portion of the assets or capital stock of any Person;

(iii) created, incurred, assumed, guaranteed or otherwise became liable or obligated with respect to any indebtedness for borrowed money, other than amounts not in excess of $1 million in the aggregate outstanding at any given time;

(iv) entered into, amended or terminated any Contract of the type required to be listed in Section 3.13(a) of the Seller Disclosure Schedule;

(v) sold, transferred, leased, mortgaged, encumbered or otherwise disposed of, or agreed to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any material properties or assets of the Company or any of the Division Entities except pursuant to any agreement specified in Section 3.13(a) of the Seller Disclosure Schedule;

(vi) settled any claim or litigation in any proceeding before any Governmental Authority or any arbitrator, other than settlements not in excess of $1 million;

(vii) incurred or approved, or entered into any agreement or commitment to make, any expenditures in excess of $1 million (other than those required pursuant to any agreement specified in Section 3.13(a) of the Seller Disclosure Schedule);

(viii) made any material change in any of its financial accounting methods or practices, except as required by GAAP;

(ix) granted any increase in the compensation payable or to become payable to Carrier Transferred Employees;

(x) amended any of its organizational documents; or

(xi) committed to do any of the foregoing.

3.10 Compliance with Laws; Permits.

(a) Except as otherwise set forth in Section 3.10(a) of the Seller Disclosure Schedule, the Company and each of the Division Entities are in compliance in all respects with any and all Legal Requirements applicable to the Company or such Division Entity, respectively, except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, however, that the provisions of this Section 3.10(a) shall not apply to (i) ERISA and other Legal Requirements applicable to the Seller Plans, such matters being addressed in Section 3.07 hereof; (ii) Legal Requirements in respect of Taxes, such matters being addressed in Section 8.01 hereof; and (iii) Environmental Laws, such matters being addressed in Section 3.17 hereof. Without limiting the generality of the foregoing, none of the Company, any Division Entity or Seller has received notice of and, to the Knowledge of Seller, there is no basis for, any claim, action, suit, investigation or proceeding that might result in a finding that the Company or any Division Entity is not in compliance with any Legal Requirement relating to (i) the development, testing, manufacture, packaging, distribution, pricing, marketing, sale and delivery of products, (ii) building, zoning and land use and/or (iii) the Foreign Corrupt Practices Act and the rules and regulations promulgated thereunder or any other government rule, regulation or law, in each case except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Division Entities possess all material Permits required to be obtained for the businesses and operations of the Company and the Division Entities and for the ownership and use of their respective properties and assets, (ii) all such Permits are valid and in full force and effect, (iii) the Company and the Division Entities are in compliance with the requirements thereof, and (iv) no proceeding is pending or, to the Knowledge of Seller, threatened to revoke or amend any of them.

3.11 Litigation. Except as otherwise set forth in Section 3.11 of the Seller Disclosure Schedule, there are no claims, actions, suits, investigations or proceedings (regardless of whether formal or informal) against the Company or any Division Entity pending or, to the Knowledge of Seller, threatened in any court or before or by any Governmental Authority, or before any arbitrator, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Real Property.

(a) The Company and the Division Entities, as applicable, own the real property specified in Section 3.12(a) of the Seller Disclosure Schedule (the “Company Owned Real Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or the identified Division Entity has good and clear record and marketable title to such property, subject only to Permitted Liens.

(b) The Company and the Division Entities, as applicable, have valid leasehold interests in the real property specified in Section 3.12(b) of the Seller Disclosure Schedule (the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”), subject only to Permitted Liens. Section 3.12(b) of the Seller Disclosure Schedule sets forth a list of all material leases, licenses or similar agreements relating to the Company’s or any Division Entity’s use or occupancy of real estate owned by Seller and/or a third party (“Company Leases”), in each case setting forth the street address of each property covered thereby. None of the Company Leases include any leases, licenses or similar agreements relating to the California Business’s and/or the Northeast Business’s use or occupancy of real estate owned by Seller and/or a third party. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Leases and all guaranties, if any, with respect thereto, are in full force and effect (except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, Legal Requirements and judicial decisions from time to time in effect which affect creditors’ rights generally) and have not been amended in writing or otherwise (except as shown on Section 3.12(b) of the Seller Disclosure Schedule), and, to the Knowledge of Seller, no other party thereto is in default or breach under any such Company Lease. To the Knowledge of Seller, no event has occurred which, with the passage of time or the giving of notice or both, would cause a material breach of or default under any of such Company Leases. None of the Company, any Division Entity or Seller or its agents or employees have received written notice from any third party of any claimed abatements, offsets, defenses or other bases for relief or adjustment relating to the Company Leases, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) With respect to the Company Real Property: (i) there are no pending or, to the Knowledge of Seller, threatened condemnation proceedings, suits or administrative actions relating to the Company Real Property or other matters affecting adversely the current use or occupancy thereof and (ii) all improvements, buildings, fixtures, equipment and systems on the Company Real Property are in good operating condition, normal wear and tear excepted, except, in the case of both clauses (i) and (ii), as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Commitments.

(a) Except as otherwise set forth in Section 3.13(a) of the Seller Disclosure Schedule and except for the obligations and commitments set forth in this Agreement, neither the Company nor any Division Entity is a party to or bound by any of the following, whether written or oral:

(i) Contract or commitment for capital expenditures in excess of $1 million per calendar quarter in the aggregate;

(ii) agreement, Contract, indenture or other instrument relating to the borrowing of money or the guarantee of any obligation in excess of $1 million;

(iii) agreement for the sale of any assets that in the aggregate have a net book value on the Company’s or any Division Entity’s books of greater than $1 million other than inventory sales in the ordinary course of business;

(iv) agreement that purports to limit the Company’s or any Division Entity’s freedom to compete freely in any line of business or in any geographic area relating to the Company’s or such Division Entity’s business (other than this Agreement and/or the Ancillary Agreements); or

(v) material preferential purchase right, right of first refusal, or similar agreement or right in favor of a third party.

(b) All of the Contracts listed in Section 3.13(a) of the Seller Disclosure Schedule are valid, binding and in full force and effect (except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, Legal Requirements and judicial decisions from time to time in effect which affect creditors’ rights generally), except where the failure to be so valid, binding and enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company, any Division Entity or Seller has been notified or advised in writing by any party thereto of such party’s intention or desire to terminate or modify any such Contract in any respect, which termination or modification, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. None of the Company, any Division Entity or, to the Knowledge of Seller, any other party is in breach of any of the terms or covenants of any Contract listed in Section 3.13(a) of the Seller Disclosure Schedule, which breach, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.14 Insurance. Except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, none of the insurance carriers (to the extent applicable) with respect to insurance policies covering the Company, the Division Entities and their respective properties, assets, and businesses has indicated in writing to the Company, any Division Entity or Seller (i) an intention to cancel any such policy, or (ii) that any such insurance will not be available in the future on substantially the same terms as currently in effect. There is no claim in respect of the Company, any of the Division Entities or their respective properties or assets by the Company, any Division Entity or Seller pending under any such policies that (i) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (ii) if not paid would reasonably be expected to have a Company Material Adverse Effect. During the prior three years, all notices of claims required to have been given by the Company, any Division Entity or Seller to any insurance company in respect of the Company, any of the Division Entities or their respective properties or assets have been timely and duly given, and no insurance company has asserted in writing that any such claim is not covered by the applicable policy relating to such claim, in each case except as has not had and would not reasonably be expected to have. individually or in the aggregate, a Company Material Adverse Effect.

3.15 Intellectual Property. For purposes of this Agreement, the term “Intellectual Property” means any and all foreign and domestic patents, patent rights, trademarks, service marks, trade names, brands and copyrights (whether or not registered and, if applicable, including pending applications for registration), know-how, Trade Secrets, computer software and licenses, quality control data, methods, processes (whether secret or not), rights or intangible properties; “Company Owned Intellectual Property” means all Intellectual Property which is owned by the Company and/or any of the Division Entities that is material to the operation of the Company and the Division Entities; “Company Licensed Intellectual Property” means all Intellectual Property which the Company and/or any of the Division Entities is licensed, or otherwise has the right, to use that is material to the operation of the Company and the Division Entities; and “Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property. Section 3.15 of the Seller Disclosure Schedule sets forth in all material respects a list of all Company Intellectual Property that is issued by, registered with, or the subject of a pending application before any Governmental Authority (the “Company Registered Owned Intellectual Property”). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) to the Knowledge of Seller, the Company and the Division Entities own the Company Owned Intellectual Property, free and clear of all Liens, except for Permitted Liens;

(b) the Company Owned Intellectual Property has not been, and to the Knowledge of the Company, the Company Licensed Intellectual Property has not been, adjudged invalid or unenforceable;

(c) to the Knowledge of Seller, the Company and the Division Entities own and have the right to exercise or have a valid license to use all the Company Intellectual Property in connection with the operation of their respective businesses as currently conducted;

(d) the transactions contemplated hereunder will not alter or impair such ownership of and exclusive right to exercise or license to use the Company Intellectual Property;

(e) the Company Intellectual Property includes all of the material Intellectual Property used in the ordinary operation of the businesses of the Company and the Division Entities as currently conducted, except for generally commercially available, off-the-shelf software programs or for which a license to use such Intellectual Property is not required under applicable Legal Requirements;

(f) there have been no claims made, nor, to the Knowledge of Seller, threatened against the Company, any Division Entity or Seller asserting any grounds for asserting the invalidity, abuse, misuse or unenforceability of any of the Company Intellectual Property;

(g) none of the Company, any Division Entity or Seller has made any claim of any violation or infringement by others of any of the Company Intellectual Property, and to the Knowledge of Seller, no grounds for any such claims exist;

(h) none of the Company, any Division Entity or Seller has received any written notice that the Company or any Division Entity is in conflict with or infringing upon the asserted intellectual property rights of others in connection with the Company Intellectual Property, and, to the Knowledge of Seller, the use of the Company Intellectual Property nor the operation of the businesses of the Company and the Division Entities is infringing or has infringed upon any intellectual property rights of others;

(i) to the Knowledge of Seller, there are no royalties, honorariums or fees payable by the Company or any Division Entity to any Person in respect of the Company Intellectual Property;

(j) to extent any of the Company Intellectual Property constitutes proprietary or confidential information, the Company and the Division Entities have exercised commercially reasonable care to prevent such information from being disclosed;

(k) no interest in any of the Company Intellectual Property has been assigned, transferred, licensed or sublicensed by the Company, any Division Entity or Seller to any Person other than the Company, a Division Entity or Buyer pursuant to this Agreement or as set forth on Section 3.15 of the Seller Disclosure Schedule.

3.16 Equipment and Other Tangible Property. Except as otherwise set forth on Section 3.16 of the Seller Disclosure Schedule, the Company’s and each of the Division Entities’ equipment, furniture, machinery, vehicles, structures, fixtures and other tangible property (excluding inventory, the “Tangible Company Properties”), are suitable in all material respects for the purposes for which intended and in are in all material respects in good operating condition and repair consistent with normal industry standards, except for ordinary wear and tear, and except for such Tangible Company Properties as shall have been taken out of service on a temporary basis for repairs or replacement consistent with the Company’s, the Division Entities’ or Seller’s prior practices and normal industry standards. To the Knowledge of Seller, the Tangible Company Properties are free of any structural or engineering defects, which defects, individually and in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. During the past three years there has not been any significant interruption of the businesses of the Company and the Division Entities, taken as a whole, due to inadequate maintenance or obsolescence of the Tangible Company Properties, which interruption has had or would reasonably be expected to have a Company Material Adverse Effect.

3.17 Environmental Matters.

(a) Except as set forth in Section 3.17(a) of the Seller Disclosure Schedule, the Company and the Division Entities are and have since January 1, 2006 been, in full compliance with all Environmental Laws governing the businesses and operations of the Company and the Division Entities conducted at the Company Real Property, including: (i) all requirements relating to the Discharge and Handling of Hazardous Substances; (ii) all requirements relating to notice, record keeping and reporting; (iii) all requirements relating to obtaining and maintaining Permits for the use by the Company and the Division Entities of the Company Real Property; and (iv) all applicable writs, orders, judgments, injunctions, governmental communications, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws, except, in each case, where such non-compliance has not been and would not reasonably be expected to be material to the Company and the Division Entities, taken as a whole.

(b) There are no (and, to the Knowledge of Seller, there is no basis for any) non-compliance orders, warning letters or notices of violation or other communications (collectively “Notices”), claims, suits, actions, judgments, penalties, fines, or administrative or judicial investigations of any nature or proceedings (collectively, “Proceedings”) pending or, to the Knowledge of Seller, threatened against or relating to the Company or any of the Division Entities or their respective businesses and operations conducted at the Company Real Property, issued by any Governmental Authority or third party with respect to any Environmental Laws or Permits issued to the Company or any Division Entity thereunder in connection with, related to or arising out of the use by the Company or the Division Entities of the Company Real Property, except where such Notices and Proceedings have not been and would not reasonably be expected to be material to the Company and the Division Entities, taken as a whole.

(c) For purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

“Discharge” means any manner of spilling, pumping, pouring, emptying, injecting, escaping, leaching, disposing, leaking, dumping, discharging, releasing, migrating or emitting, as any of such terms may further be defined in any Environmental Law, into or through any medium including ground water, surface water, land, soil or air.

“Environmental Laws” means all federal, state, regional or local statutes, laws, rules, regulations, codes, ordinances, orders or licenses currently in existence, any of which govern or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, waste disposal, hazardous or toxic substances, solid or hazardous waste or occupational health and safety.

“Handle” means any manner of generating, accumulating, storing, treating, disposing of, transporting, transferring, labeling, handling, manufacturing or using, as any of such terms may further be defined in any Environmental Law.

“Hazardous Substances” means (i) any substance that is regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law, (ii) any noxious, toxic or hazardous substance, material or waste, and (iii) any other contaminant, chemical, pollutant or constituent thereof, including petroleum or petroleum products, asbestos or any asbestos-containing material, lead containing paint or coating material, polychlorinated byphenyls, and radioactive material.

(d) Except as has not been and would not reasonably be expected to be material to the Company and the Division Entities, taken as a whole, to the Knowledge of Seller, there are no Hazardous Substances present on or in the environment at the Company Real Property that would give rise to an obligation to act or disclose that condition under any Environmental Law, including any Hazardous Substances contained in barrels, storage tanks, landfills, land deposits, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, whether deposited or located in land, water, sumps, or any other part of the Company Real Property, or incorporated into any structure therein or thereon.

3.18 Suppliers and Customers. Since the Balance Sheet Date, no customer or supplier of the Company or the Division Entities has canceled, terminated or given formal written notice to the Company, any Division Entity or Seller of its intention to cancel or otherwise terminate its relationship with the Company or any Division Entity or to materially decrease its services or supplies to the Company or any Division Entity or its direct or indirect purchase or usage of the products or services of the Company or any Division Entity, except as has not been and would not reasonably be expected to be material to the Company and the Division Entities, taken as a whole.

3.19 Transactions With Affiliates. Except as set forth on Section 3.19 of the Seller Disclosure Schedule and except for business dealings or transactions conducted in the ordinary course of business consistent with past practice, the provision of goods and services pursuant to distribution agreements, normal advances to employees consistent with past practices, payment of compensation for employment to employees consistent with past practices, transactions contemplated by this Agreement and participation in scheduled Seller Plans by employees, the Company and the Division Entities have not since the Balance Sheet Date purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced any money to, or borrowed any money from, or entered into or been subject to any management, consulting or similar agreement with, or engaged in any other significant transaction with Seller or any of its Affiliates or any officer, director, manager or member of the Company, any of the Division Entities, Seller or any of their Affiliates. Except as set forth on Section 3.19 of the Seller Disclosure Schedule, and other than as contemplated by this Agreement, no Affiliate of the Company or any Division Entity is indebted to the Company or such Division Entity for money borrowed or other loans or advances, and neither the Company nor any such Division Entity is indebted to any such Affiliate and/or Seller.

3.20 Brokers. Neither Seller nor any of its Affiliates has engaged any broker, finder or investment banker in connection with the investment in the Company contemplated hereby or any other transactions contemplated by this Agreement or any of the Ancillary Agreements and no commission, finder’s fee or other similar payment is due to any party in connection herewith or therewith.

3.21 No Additional Representations.

(a) Seller acknowledges that neither Buyer nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Buyer and its Subsidiaries furnished or made available to Seller and its representatives except as expressly set forth in this Agreement (which includes the Buyer Disclosure Schedule), and neither Buyer nor any other Person shall be subject to any liability or indemnification obligation to Seller or any other Person resulting from the making available or failure to make available to Seller or Seller’s use of such information, or any information, documents or material made available to Seller in the due diligence materials provided to Seller, including management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement, the Ancillary Agreements and/or the Confidentiality Agreement. Without limiting the foregoing, Buyer makes no representation or warranty to Seller with respect to any financial projection or forecast relating to Buyer and its Subsidiaries.

(b) Seller acknowledges that, to the extent it had any Knowledge that any representation and warranty made herein by Buyer is or might be inaccurate or untrue, this constitutes a release and waiver of any and all actions, claims, suits, damages or rights to indemnity, at law or in equity, against Buyer arising out of breach of that representation and warranty. Nothing herein shall be deemed to limit or waive Seller’s rights against Buyer arising out of any other representation and warranty made herein by Buyer.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth herein and in the corresponding sections of the disclosure schedule delivered by Buyer to Seller and dated as of the date of this Agreement (the “Buyer Disclosure Schedule”), Buyer hereby represents and warrants to Seller as of the date hereof, that:

4.01 Existence and Qualification. Buyer is a Florida corporation, WHI is a Delaware corporation, and Comfort Products is a Delaware limited liability company, and each of Buyer and its Subsidiaries is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, and has the power to own, manage, lease and hold its properties and assets and to carry on its business as and where such properties and assets are presently located and such business is presently conducted. Each of Buyer and its Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign entity in each of the jurisdictions where the character of its properties owned, managed, leased or held or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect or a Comfort Products Material Adverse Effect, as applicable.

4.02 Articles of Incorporation and By-Laws. Buyer has made available to Seller true, accurate and complete copies of the Amended and Restated Articles of Incorporation and By-Laws of Buyer, each as amended to date (the “Buyer Governing Documents”), and the organizational documents, each as amended to date, of Comfort Products. The Buyer Governing Documents and the organizational documents of Comfort Products are in full force and effect. Buyer is not in violation of any of the provisions of the Buyer Governing Documents or the Original Revolving Credit Agreement, and (assuming for purposes of this Section 4.02 the effectiveness of the Amendment and the Revolving Credit Agreement) is not in violation of any of the provisions of the Amendment and the Revolving Credit Agreement, and Comfort Products is not in violation of its organizational documents.

4.03 Authority, Approval and Enforceability. This Agreement has been duly executed and delivered by Buyer, and Buyer has, and each of its Subsidiaries to become a party to an Ancillary Agreement will have at the Closing, all requisite corporate or comparable power and legal capacity to execute and deliver this Agreement and/or each Ancillary Agreement to be executed and delivered by it, to consummate the transactions contemplated hereby and by the Ancillary Agreements, and perform its obligations hereunder and under the Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by Buyer or any of its Subsidiaries in connection with the transactions provided for hereby and thereby, the consummation of the transactions contemplated hereby and by the Ancillary Agreements, and the performance of their respective obligations hereunder and under the Ancillary Agreements have been, or in the case of the Ancillary Agreements, will be by the Closing, duly and validly authorized by all necessary corporate or comparable action on the part of Buyer or such Subsidiary, as applicable. This Agreement and each Ancillary Agreement to which Buyer or any of its Subsidiaries is (or will become) a party constitutes, or in the case of the Ancillary Agreements, will constitute at the Closing, the legal, valid and binding obligation of Buyer or such Subsidiary, as applicable, enforceable against it in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, Legal Requirements and judicial decisions from time to time in effect which affect creditors’ rights generally. Each Subsidiary of Buyer has all requisite corporate or comparable power and authority to perform the obligations applicable to such Subsidiary hereunder and under the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.

4.04 Capitalization.

(a) The authorized capital stock of Buyer consists of sixty million (60,000,000) shares of Common Stock and ten million (10,000,000) shares of Class B Common Stock. As of March 31, 2009, (i) 30,941,982 shares of Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 3,965,774 shares of Class B Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and (iii) 6,322,650 shares of Common Stock and 48,263 shares of Class B Common Stock were held in the treasury of Buyer or by Subsidiaries of Buyer. As of March 31, 2009, 481,787 shares of Capital Stock were reserved for future issuance pursuant to warrants, stock options and other stock awards, and restricted stock awards granted and outstanding as of March 31, 2009 under the Buyer Plans, and such shares of Capital Stock are sufficient in number for such future issuance. Except for the issuance of shares of Capital Stock in connection with the Buyer Plans (including the exercise of warrants, stock options or other stock awards thereunder), no change in any number of shares set forth in this Section 4.04(a) has occurred between March 31, 2009 and the date of this Agreement. All shares of Capital Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Capital Stock or the equity interests of any Subsidiary of Buyer. Buyer has not repurchased any outstanding shares of Capital Stock since December 31, 2008, other than pursuant to ordinary course commitments in effect as of the date of this Agreement. All of the outstanding equity interests of each of Buyer’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such equity interests are owned by Buyer or another Subsidiary of Buyer free and clear of any preemptive rights or Liens with respect thereto. All issued and outstanding shares of capital stock of WHI are owned beneficially and of record by Buyer, all issued and outstanding equity interests in Comfort Products are owned beneficially and of record by WHI, and, in each case, such ownership is free and clear of any preemptive rights or Liens, except for Liens created pursuant to this Agreement or any of the Ancillary Agreements. Comfort Products has no Subsidiaries. As of the Closing, the Company will own of record and have valid title to the Comfort Products Contributed Assets and such ownership as of the Closing will be free and clear of any preemptive rights or Liens, except for Liens created pursuant to this Agreement or any of the Ancillary Agreements. All Stock Consideration to be issued at the Closing shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights or Liens with respect thereto, except for Liens created pursuant to this Agreement or any of the Ancillary Agreements.

(b) Except as set forth in this Section 4.04 or Section 4.04(b) of the Buyer Disclosure Schedule or as reserved for future grants of securities under the Buyer Plans, there are no equity securities of any class or any equity interests of Buyer or any securities or interests exchangeable into or exercisable for such equity securities or equity interests, issued, reserved for issuance or outstanding. Except as set forth in this Section 4.04 or Section 4.04(b) of the Buyer Disclosure Schedule or created pursuant to this Agreement or any of the Ancillary Agreements, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Buyer or any of its Subsidiaries is a party or by which it is bound obligating Buyer or any of its

Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of equity securities of any class or any equity interests of Buyer or any of its Subsidiaries, or any securities or interests exchangeable into or exercisable for such equity securities or equity interests, or obligating Buyer or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the Knowledge of Buyer, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of Capital Stock.

4.05 No Buyer Defaults or Consents; Noncontravention.

(a) Neither the execution and delivery of this Agreement and the Ancillary Agreements nor the carrying out of any of the transactions contemplated hereby or thereby will:

(i) violate or conflict with any of the terms, conditions or provisions of any organizational document of Buyer or any of its Subsidiaries or the Original Revolving Credit Agreement, or (assuming for purposes of this Section 4.05 the effectiveness of the Amendment and the Revolving Credit Agreement) the Amendment or the Revolving Credit Agreement;

(ii) violate any Legal Requirements or Permits applicable to Buyer or any of its Subsidiaries; or

(iii) violate, conflict with, result in a breach of, constitute a material default under (whether with or without notice or the lapse of time or both), result in the creation of any Lien on any properties or assets of Buyer or any of its Subsidiaries under, or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any Contract to which Buyer or any of its Subsidiaries is a party or by which Buyer or any of its Subsidiaries is bound;

except, in the cases of clauses (ii) and (iii), for such violations, conflicts, breaches, defaults, Liens, accelerations or rights that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect or Comfort Products Material Adverse Effect, as applicable.

(b) No vote of the holders of any class or series of Capital Stock or other securities is necessary for the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

4.06 Government Approval. The execution, delivery, and performance of this Agreement or any of the Ancillary Agreements by Buyer and its Subsidiaries and the consummation of the transactions by Buyer and its Subsidiaries as contemplated by this Agreement or any of the Ancillary Agreements do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (a)(i) those required under or in relation to the Exchange Act or the Securities Act, (ii) compliance with the applicable requirements of the HSR Act, and (iii) as may be required under any applicable state securities or blue sky laws and (b) any such consent, approval, authorization, permit, action, filing or notification, the failure of which to be obtained, performed or made would not (i) individually or in the aggregate, be reasonably expected to result in a Buyer Material Adverse Effect or Comfort Products Material Adverse Effect, as applicable, or (ii) materially impair or delay the ability of Buyer and its Subsidiaries to consummate the transactions contemplated by, or perform their obligations under, this Agreement or any of the Ancillary Agreements.

4.07 Employee Benefits Matters.

(a) For purposes of this Agreement, “Buyer Plans” shall mean each of the following, if any, which is sponsored, maintained or contributed to by the Buyer for the benefit of its current and former employees and the current and former employees of any of its Subsidiaries: each material (i) “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), (ii) personnel policy, employee manual or other written statement of rules or policies concerning employment, (iii) option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, medical, dental, disability or life insurance, severance pay policy or agreement, deferred compensation agreement or arrangement, consulting agreement, employment contract and (iv) other employee benefit plan, agreement, arrangement, program, practice or understanding; and

(b) True, and accurate copies of each Buyer Plan have been made available to Seller.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect:

(i) There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any liabilities in respect of Buyer Plans under Title IV of ERISA, Section 302 of ERISA, or Sections 412 and 4971 of the Code, or with respect to any Multiemployer Plans. Buyer and its Subsidiaries have no material obligation to provide health benefits or life insurance benefits to former employees, except as specifically required by law;

(ii) Each of the Buyer Plans intended to be qualified under Section 401(a) of the Code satisfies the requirements of such Section and has received a favorable determination letter from the Internal Revenue Service regarding such qualified status, which has not been revoked and each such Buyer Plan has not, since receipt of the most recent favorable determination letter, been amended or operated in a way which would reasonably be expected to adversely affect such qualified status;

(iii) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Buyer threatened against, or with respect to, any of the Buyer Plans or their assets; and

(iv) Neither the execution and delivery of this Agreement or any of the Ancillary Agreements nor the consummation of any or all of the transactions contemplated hereby or thereby will: (A) entitle any Comfort Employee to severance pay, unemployment compensation or any similar payment, (B) accelerate the time of payment or vesting or increase the amount of any compensation due to any Comfort Employee, or (C) result in any payment made to or on behalf of any Comfort Employee to constitute a “parachute payment” within the meaning of Section 280G of the Code.

(d) With respect to the Comfort Employees, since January 1, 2008, there have not been any material (i) work stoppages, labor disputes or other significant controversies between the Buyer and the Comfort Employees, (ii) labor union grievances or, to the Knowledge of Buyer, organizational efforts, or (iii) unfair labor practice or labor arbitration proceedings pending or, to the Knowledge of Buyer, threatened.

(e) No Buyer Plan is sponsored by, contributed to, or maintained by Comfort Products, nor is any Buyer Plan maintained exclusively for the benefit of employees of the Comfort Products business.

4.08 Buyer SEC Filings; Financial Statements; Liabilities.

(a) Buyer has filed all registration statements, forms, reports, definitive proxy statements and other documents required to be filed by Buyer or its Subsidiaries with the SEC since January 1, 2006. All such registration statements, forms, reports and other documents (including those that the Company may file after the date hereof until the Closing) are referred to herein as the “Buyer SEC Reports.” The Buyer SEC Reports (i) were or will be filed on a timely basis and (ii) at the time filed, complied, or will comply when filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act applicable to such Buyer SEC Reports.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Buyer SEC Reports at the time filed (i) complied or will comply in all material respects with applicable generally accepted accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with applicable generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of Buyer and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The consolidated audited balance sheet of Buyer as of December 31, 2008 is referred to herein as the “Buyer Balance Sheet.”

(c) Except as disclosed in Buyer’s annual report on Form 10-K filed on February 27, 2009 and any subsequent quarterly reports on Form 10-Q or current reports on Form 8-K (excluding any risk factor disclosure contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature) filed and publicly available prior to the date of this Agreement (the “Public Filings”), (i) Buyer and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles, (ii) each of Buyer and its Subsidiaries maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and such disclosure controls and procedures are effective to ensure that all material information concerning Buyer is made known on a timely basis to the individuals responsible for the preparation of Buyer’s filings with the SEC and other public disclosure documents as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to Buyer SEC Reports, (iii) there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial information, Buyer has disclosed to its outside auditors any significant deficiencies or material weaknesses in internal controls, and, to the Knowledge of Buyer, there is no reason to believe that Buyer’s outside auditors and Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, when next due, (iv) to the Knowledge of Buyer, there is no fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls, and (v) Buyer is in compliance in all material respects with the applicable listing and other rules and regulations of the NYSE and AMEX.

(d) Other than (i) the liabilities reflected on the Buyer Balance Sheet, (ii) liabilities and obligations incurred since the date of the Buyer Balance Sheet in the ordinary course of business, (iii) executory contract obligations under any Contract of Buyer or any of its Subsidiaries either listed on Section 4.14(a) of the Buyer Disclosure Schedule or entered into in the ordinary course of business, and (iv) liabilities that are not and are not reasonably expected to be material to Buyer and its Subsidiaries, taken as a whole, Buyer and its Subsidiaries do not have any undisclosed liabilities or obligations of any nature (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP).

4.09 Comfort Products Financial Statements; Liabilities; Accounts Receivable; Inventories.

(a) Set forth in Section 4.09(a) of the Buyer Disclosure Schedule are the unaudited financial statements with respect to Comfort Products as of and for the years ended December 31, 2007 and 2008 and the unaudited financial statements with respect to Comfort Products as of and for the three months ended March 31, 2009, including an unaudited consolidated balance sheet of Comfort Products as of March 31, 2009 (the “Comfort Products Balance Sheet”) (collectively, the “Comfort Products Financial Statements”). The Comfort Products Financial Statements: (i) have been prepared from the books and records of Comfort Products in accordance with GAAP consistently applied during the periods covered thereby (except (A) as otherwise disclosed therein and (B) for failures to be so prepared that would not result in an unfair presentation of the financial position and the results of operations of Comfort Products); and (ii) fairly present in all material respects the financial position and the results of operations of Comfort Products as of the dates and during the periods therein.

(b) Except for (i) the liabilities reflected on the Comfort Products Balance Sheet, (ii) liabilities and obligations incurred since the Comfort Products Balance Sheet Date in the ordinary course of business, (iii) executory contract obligations under any Contract of Comfort Products either listed on Section 4.14(a) of the Buyer Disclosure Schedule or entered into in the ordinary course of business, and (iv) liabilities that are not and are not reasonably expected to be material to Comfort Products, Comfort Products does not have any undisclosed liabilities or obligations of any nature (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP).

(c) The accounts receivable reflected on the Comfort Products Balance Sheet arose from bona fide transactions or events. No such accounts receivable have been assigned or pledged to any other Person.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Comfort Products Material Adverse Effect, the inventory of Comfort Products consists of items of a quality, condition and quantity consistent with normal seasonally-adjusted inventory levels of Comfort Products and are usable and saleable for the purposes for which intended in the ordinary and usual course of business, except to the extent written down or reserved against on the Comfort Products Balance Sheet.

(e) Except as has not been and is not reasonably expected to be material to Comfort Products, Comfort Products has good and valid title to, or a valid leasehold interest in or other valid legal right to use, all of the properties and assets used by Comfort Products to carry on its business as currently conducted, free and clear of any and all Liens. Comfort Products has good, valid and transferable title to the Comfort Products Contributed Assets, free and clear of any and all Liens, and the Comfort Products Contributed Assets constitute (taking into account the Ancillary Agreements) all of the properties and assets necessary to operate Comfort Products’ business as currently conducted and include all of the operating assets of Comfort Products.

(f) No personal loans have been made by Comfort Products or Buyer or any of its Subsidiaries to or for Comfort Products’ officers and/or directors.

4.10 Absence of Certain Changes.

(a) Since the Buyer Balance Sheet Date or the Comfort Products Balance Sheet Date, there has not been any change or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect or a Comfort Products Material Adverse Effect, respectively.

(b) Except as contemplated by this Agreement or any Ancillary Agreement, since the Buyer Balance Sheet Date, (i) the businesses of Buyer and its Subsidiaries have been conducted, and neither Buyer nor any of its Subsidiaries has entered into, or agreed to enter into, any material transaction other than, in the ordinary course of business consistent with past practice and (ii) none of Buyer or any of its Subsidiaries has taken any action that would have required the consent of Seller under Section 6.01(b) had such action or event occurred after the date of this Agreement. Except as contemplated by this Agreement or any Ancillary Agreement, since the Comfort Products Balance Sheet Date, Comfort Products has not done any of the following, other than in the ordinary course of business or as required by applicable Legal Requirements:

(i) made, declared, paid or set aside any dividend or other distribution in respect of its equity securities (other than cash dividends or distributions);

(ii) merged into or with or consolidated with, any other entity or acquired the business or a substantial portion of the assets or capital stock of any Person;

(iii) created, incurred, assumed, guaranteed or otherwise became liable or obligated with respect to any indebtedness for borrowed money, other than amounts not in excess of $1 million in the aggregate outstanding at any given time;

(iv) entered into, amended or terminated any Contract of the type required to be listed in Section 4.14(a) of the Buyer Disclosure Schedule;

(v) sold, transferred, leased, mortgaged, encumbered or otherwise disposed of, or agreed to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any material properties or assets of Comfort Products except pursuant to any agreement specified in Section 4.14(a) of the Buyer Disclosure Schedule;

(vi) settled any claim or litigation in any proceeding before any Governmental Authority or any arbitrator, other than settlements not in excess of $1 million;

(vii) incurred or approved, or entered into any agreement or commitment to make, any expenditures in excess of $1 million (other than those required pursuant to any agreement specified in Section 4.14(a) of the Buyer Disclosure Schedule);

(viii) made any material change in any of its financial accounting methods or practices, except as required by GAAP;

(ix) granted any increase in the compensation payable or to become payable to Comfort Employees;

(x) amended any of its organizational documents; or

(xi) committed to do any of the foregoing.

4.11 Compliance with Laws; Permits.

(a) Buyer and each of its Subsidiaries is in compliance in all respects with any and all Legal Requirements applicable to Buyer or such Subsidiary, except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect or a Comfort Products Material Adverse Effect, as applicable; provided, however, that the provisions of this Section 4.11(a) shall not apply to (i) ERISA and other Legal Requirements applicable to the Buyer Plans, such matters being addressed in Section 4.07 hereof (ii) Legal Requirements regarding the payment of Taxes, such matters being addressed in Sections 4.22 and 4.24 hereof; and (iii) Environmental Laws, such matters being addressed in Section 4.18 hereof. Without limiting the generality of the foregoing, none of Comfort Products or Buyer or any of its Subsidiaries has received notice of and, to the Knowledge of Buyer, there is no basis for, any claim, action, suit, investigation or proceeding that might result in a finding that Comfort Products is not in compliance with any Legal Requirement relating to (i) the development, testing, manufacture, packaging, distribution, pricing, marketing, sale and delivery of products, (ii) building, zoning and land use and/or (iii) the Foreign Corrupt Practices Act and the rules and regulations promulgated thereunder or any other government rule, regulation or law, in each case except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Comfort Products Material Adverse Effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, (i) Buyer and its Subsidiaries possess all material Permits required to be obtained for the businesses and operations of Buyer and its Subsidiaries and for the ownership and use of their respective properties and assets, (ii) all such Permits are valid and in full force and effect, (iii) Buyer and its Subsidiaries are in compliance with the requirements thereof, and (iv) no proceeding is pending or, to the Knowledge of Buyer, threatened to revoke or amend any of them.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Comfort Products Material Adverse Effect, (i) Comfort Products possesses all material Permits required to be obtained for the businesses and operations of Comfort Products and for the ownership and use of its properties and assets, (ii) all such Permits are valid and in full force and effect, (iii) Comfort Products is in compliance with the requirements thereof, and (iv) no proceeding is pending or, to the Knowledge of Buyer, threatened to revoke or amend any of them.

4.12 Litigation. Except as otherwise set forth in Section 4.12 of the Buyer Disclosure Schedule or disclosed in the Public Filings, there are no claims, actions, suits, investigations or proceedings (regardless of whether formal or informal) against Buyer or any of its Subsidiaries pending, or to the Knowledge of Buyer, threatened in any court or before or by any Governmental Authority, or before any arbitrator, which individually or in the aggregate, have had or would reasonably be expected to have a Buyer Material Adverse Effect or a Comfort Products Material Adverse Effect, as applicable.

4.13 Real Property.

(a) Comfort Products does not own fee title to any real property.

(b) Comfort Products has, or will at Closing have, valid leasehold interests in the real property specified in Section 4.13(b) of the Buyer Disclosure Schedule (the “Comfort Products Leased Real Property”), subject only to Permitted Liens. Section 4.13(b) of the Buyer Disclosure Schedule sets forth a list of all material leases, licenses or similar agreements relating to Comfort Products’ use or occupancy of real estate owned by a third party (“Comfort Products Leases”), in each case setting forth the street address of each property covered thereby. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Comfort Products Material Adverse Effect, the Comfort Products Leases and all guaranties, if any, with respect thereto, are in full force and effect (except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, Legal Requirements and judicial decisions from time to time in effect which affect creditors’ rights generally) and have not been amended in writing or otherwise, and, to the Knowledge of Buyer, no other party thereto is in default or breach under any such Comfort Products Lease. To the Knowledge of Buyer, no event has occurred which, with the passage of time or the giving of notice or both, would cause a material breach of or default under any of such Comfort Products Leases. Except as otherwise set forth in Section 4.13(b) of the Buyer Disclosure Schedule, each Comfort Product Lease is assignable by Comfort Products to the Company without the consent of any other Person. None of Comfort Products or Buyer or its agents or employees have received written notice from any third party of any claimed abatements, offsets, defenses or other bases for relief or adjustment relating to the Comfort Products Leases, except as would not reasonably be expected to have, individually or in the aggregate, a Comfort Products Material Adverse Effect.

(c) With respect to the Comfort Products Leased Real Property: (i) there are no pending or, to the Knowledge of Buyer, threatened condemnation proceedings, suits or administrative actions relating to the Comfort Products Leased Real Property or other matters affecting adversely the current use or occupancy thereof and (ii) all improvements, buildings, fixtures, equipment and systems on the Comfort Products Leased Real Property are in good operating condition, normal wear and tear excepted, except, in the case of both clauses (i) and (ii), as has not had and would not be reasonably expected to have, individually or in the aggregate, a Comfort Products Material Adverse Effect.

4.14 Commitments.

(a) Except as otherwise set forth in Section 4.14(a) of the Buyer Disclosure Schedule and except for the obligations and commitments set forth in this Agreement, neither Buyer nor any of its Subsidiaries is a party to or bound by any of the following, whether written or oral:

(i) agreement, Contract, indenture or other instrument relating to the borrowing of money or the guarantee of any obligation in excess of $5 million;

(ii) agreement for the sale of any assets that in the aggregate have a net book value on Buyer’s or any of its Subsidiaries’ books of greater than $5 million other than inventory sales in the ordinary course of business;

(iii) agreement that purports to limit the freedom of the Company, any of the Division Entities or Seller, or any of their respective Subsidiaries, to compete freely in any line of business or in any geographic area relating to their respective businesses (other than this Agreement and/or the Ancillary Agreements); or

(iv) material preferential purchase right, right of first refusal, or similar agreement or right in favor of a third party.

(b) Except for the obligations and commitments set forth in this Agreement, Comfort Products is not a party to or bound by any of the following, whether written or oral:

(i) Contract or commitment for capital expenditures in excess of $1 million per calendar quarter in the aggregate;

(ii) agreement, Contract, indenture or other instrument relating to the borrowing of money or the guarantee of any obligation in excess of $1 million; or

(iii) agreement for the sale of any assets that in the aggregate have a net book value on Comfort Products’ books of greater than $1 million other than inventory sales in the ordinary course of business.

(c) All of the Contracts listed in Section 4.14(a) of the Buyer Disclosure Schedule are valid, binding and in full force and effect (except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws, Legal Requirements and judicial decisions from time to time in effect which affect creditors’ rights generally), except where the failure to be valid, binding and enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect or a Comfort Products Material Adverse Effect, as applicable. Each Contract (i) identified in Section 4.14(a) of the Buyer Disclosure Schedule or that is or would reasonably be expected to be material to Comfort Products and (ii) that is being assigned to or assumed by the Company in accordance with the terms hereof, is assignable to the Company without the consent of any other Person. Neither Buyer nor any of its Subsidiaries has been notified or advised in writing by any party thereto of such party’s intention or desire to terminate or modify any such Contract in any respect, which termination or modification, individually or in the aggregate, would reasonably be expected to have a Buyer Material Adverse Effect or a Comfort Products Material Adverse Effect, as applicable. None of Buyer, any of its Subsidiaries or, to the Knowledge of Buyer, any other party is in breach of any of the terms or covenants of any Contract listed in Section 4.14(a) of the Buyer Disclosure Schedule, which breach, individually or in the aggregate, has had or would reasonably be expected to have a Buyer Material Adverse Effect or a Comfort Products Material Adverse Effect, as applicable.

4.15 Insurance. Except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Comfort Products Material Adverse Effect, as of the date hereof, none of the insurance carriers (to the extent applicable) with respect to insurance policies covering Comfort Products and its properties, assets and business has indicated in writing to Comfort Products or Buyer (i) an intention to cancel any such policy, or (ii) that any such insurance will not be available in the future on substantially the same terms as currently in effect. There is no claim in respect of Comfort Products or its properties or assets by Comfort Products or Buyer pending under any such policies that (i) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (ii) if not paid would reasonably be expected to have a Comfort Products Material Adverse Effect. During the prior three years, all notices of claims required to have been given by Comfort Products or Buyer to any insurance company in respect of Comfort Products or its properties or assets have been timely and duly given, and no insurance company has asserted in writing that any such claim is not covered by the applicable policy relating to such claim, in each case except as has not had and would not reasonably be expected to have. individually or in the aggregate, a Comfort Products Material Adverse Effect.

4.16 Intellectual Property. For purposes of this Agreement, the term “Comfort Products Owned Intellectual Property” means all Intellectual Property which is owned by Comfort Products that is material to the operation of Comfort Products; “Comfort Products Licensed Intellectual Property” means all Intellectual Property which Comfort Products is licensed, or otherwise has the right, to use; and “Comfort Products Intellectual Property” means the Comfort Products Owned Intellectual Property and the Comfort Products Licensed Intellectual Property. Section 4.16 of the Buyer Disclosure Schedule sets forth in all material respects a list of all Comfort Products Intellectual Property that is issued by, registered with, or the subject of a pending application before any Governmental Authority (the “Comfort Products Registered Owned Intellectual Property”). Except as would not, individually or in the aggregate, have a Comfort Products Material Adverse Effect,

(a) to the Knowledge of Buyer, Comfort Products owns the Comfort Products Owned Intellectual Property, free and clear of all Liens, except for Permitted Liens;

(b) the Comfort Products Owned Intellectual Property has not been, and to the Knowledge of the Company, the Company Licensed Intellectual Property has not been, adjudged invalid or unenforceable;

(c) to the Knowledge of Buyer, Comfort Products owns and has the right to exercise or has a valid license to use all the Comfort Products Intellectual Property in connection with the operation of its business as currently conducted;

(d) the transactions contemplated hereunder will not alter or impair such ownership of and right to exercise or license to use the Comfort Products Intellectual Property;

(e) the Comfort Products Intellectual Property includes all of the material Intellectual Property used in the ordinary operation of the businesses of Comfort Products as currently conducted, except for generally commercially available, off-the-shelf software programs or for which a license to use such Intellectual Property is not required under applicable Legal Requirements;

(f) there have been no claims made, nor, to the Knowledge of Buyer, threatened against Comfort Products or Buyer or any of its Subsidiaries asserting any grounds for asserting the invalidity, abuse, misuse or unenforceability of any of the Comfort Products Intellectual Property;

(g) none of Comfort Products or Buyer or any of its Subsidiaries has made any claim of any violation or infringement by others of any of the Comfort Products Intellectual Property, and to the Knowledge of Buyer, no grounds for any such claims exist;

(h) none of Comfort Products or Buyer or any of its Subsidiaries has received any written notice that Comfort Products is in conflict with or infringing upon the asserted intellectual property rights of others in connection with the Comfort Products Intellectual Property, and, to the Knowledge of Buyer, neither the use of the Comfort Products Intellectual Property nor the operation of the business of Comfort Products is infringing or has infringed upon any intellectual property rights of others;

(i) to the Knowledge of Buyer, there are no royalties, honorariums or fees payable by Comfort Products to any Person in respect of the Comfort Products Intellectual Property;

(j) to extent any of the Comfort Products Intellectual Property constitutes proprietary or confidential information, Comfort Products has exercised commercially reasonable care to prevent such information from being disclosed;

(k) the registrations and filings associated with such Comfort Products Registered Owned Intellectual Property were duly made and remain in full force and effect; and

(l) no interest in any of the Comfort Products Intellectual Property has been assigned, transferred, licensed or sublicensed by Comfort Products or Buyer or any of its Subsidiaries to any Person other than the Company pursuant to this Agreement or as set forth on Section 4.16 of the Buyer Disclosure Schedule.

4.17 Equipment and Other Tangible Property. Comfort Products’ equipment, furniture, machinery, vehicles, structures, fixtures and other tangible property (excluding inventory, the “Tangible Comfort Products Properties”), are suitable in all material respects for the purposes for which intended and in are in all material respects in good operating condition and repair consistent with normal industry standards, except for ordinary wear and tear, and except for such Tangible Comfort Products Properties as shall have been taken out of service on a temporary basis for repairs or replacement consistent with Comfort Products’ or Buyer’s prior practices and normal industry standards. To the Knowledge of Buyer, the Tangible Comfort Products Properties are free of any structural or engineering defects, which defects, individually and in the aggregate, have had or would reasonably be expected to have a Comfort Products Material Adverse Effect. During the past three years there has not been any significant interruption of the business of Comfort Products, due to inadequate maintenance or obsolescence of the Tangible Comfort Products Properties, which interruption has had or would reasonably be expected to have a Comfort Products Material Adverse Effect.

4.18 Environmental Matters.

(a) Comfort Products is and has since January 1, 2006 been, in full compliance with all Environmental Laws governing the businesses and operations of Comfort Products conducted at the Comfort Products Leased Real Property, including: (i) all requirements relating to the Discharge and Handling of Hazardous Substances; (ii) all requirements relating to notice, record keeping and reporting; (iii) all requirements relating to obtaining and maintaining Permits for the use by Comfort Products of the Comfort Products Leased Real Property; and (iv) all applicable writs, orders, judgments, injunctions, governmental communications, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws, except, in each case, where such non-compliance has not been and would not reasonably be expected to be material to Comfort Products.

(b) There are no (and, to the Knowledge of Buyer, there is no basis for any) Notices or Proceedings pending or, to the Knowledge of Buyer, threatened against or relating to Comfort Products or its business and operations conducted at the Comfort Products Leased Real Property, issued by any Governmental Authority or third party with respect to any Environmental Laws or Permits issued to Comfort Products thereunder in connection with, related to or arising out of the use by Comfort Products of the Comfort Products Leased Real Property, except where such Notices and Proceedings have not been and would not reasonably be expected to be material to Comfort Products.

(c) Except as has not been and would not reasonably be expected to be material to Comfort Products, to the Knowledge of Buyer, there are no Hazardous Substances present on or in the environment at the Comfort Products Leased Real Property that would give rise to an obligation to act or disclose that condition under any Environmental Law, including any Hazardous Substances contained in barrels, storage tanks, landfills, land deposits, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, whether deposited or located in land, water, sumps, or any other part of the Comfort Products Leased Real Property, or incorporated into any structure therein or thereon.

4.19 Suppliers and Customers. Since the Comfort Products Balance Sheet Date, no customer or supplier of Comfort Products has canceled, terminated or given formal written notice to Comfort Products or Buyer or any of its Subsidiaries of its intention to cancel or otherwise terminate its relationship with Comfort Products or to materially decrease its services or supplies to Comfort Products or its direct or indirect purchase or usage of the products or services of Comfort Products, except as has been would not reasonably be expected to be material to Comfort Products.

4.20 Transactions With Affiliates. Except for business dealings or transactions conducted in the ordinary course of business consistent with past practice, normal advances to employees consistent with past practices, payment of compensation for employment to employees consistent with past practices, transactions contemplated by this Agreement and participation in scheduled Buyer Plans by employees, Buyer and its Subsidiaries have not since the Buyer Balance Sheet Date purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced any money to, or borrowed any money from, or entered into or been subject to any management, consulting or similar agreement with, or engaged in any other significant transaction with Buyer, any of its Subsidiaries or any of their Affiliates or any officer, director, manager or member of Buyer, any of its Subsidiaries or any of their Affiliates. Except as contemplated by this Agreement, and other than intercompany transactions, loans or advances involving solely Buyer and/or its wholly-owned Subsidiaries, no Affiliate of Buyer or any of its Subsidiaries is indebted to Buyer or any of its Subsidiaries for money borrowed or other loans or advances, and neither Buyer nor any such Subsidiary is indebted to any such Affiliate.

4.21 Sections 607.0901 and 607.0902 of the Florida Business Corporation Act. Buyer has taken all actions necessary so that the restrictions contained in Sections 607.0901 and Section 607.0902 of the Florida Business Corporation Act or any “fair price,” “business combination,” “takeover” or “control share acquisition” statute or other similar statute or regulation of any jurisdiction shall not apply to the execution, delivery or performance of this Agreement or any of the Ancillary Agreements or the transactions contemplated by this Agreement or any of the Ancillary Agreements.

4.22 Buyer Taxes. Except as would not have been, or reasonably be expected to be, material to Buyer and its Subsidiaries, taken as a whole:

(a) Buyer and each of its Subsidiaries have prepared and timely filed all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects; and

(b) Buyer and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, partner, independent contractor, creditor, stockholder or with respect to any payments of royalties.

4.23 No Equity Interests. The Comfort Products Contributed Assets do not consist in whole or in part of any stock or other equity interest nor is any Comfort Products Contributed Asset required to be treated as such for federal income Tax purposes.

4.24 Comfort Products Taxes. Except as would not have been, or would not reasonably be expected to be, material to Comfort Products taken as a whole:

(a) Comfort Products has filed all Tax Returns that it was required to file. All Taxes due and owed by Comfort Products (whether or not shown on any Tax Return and whether or not any Tax Return was required) under applicable law have been paid. There are no liens on any of the Comfort Products Contributed Assets that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens for Taxes not yet due or which are reflected on the Comfort Products Balance Sheet.

(b) Comfort Products has withheld and paid to the applicable taxing authority all Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party in accordance with applicable law.

(c) There is no dispute or claim concerning any Tax liability of Comfort Products claimed, raised or threatened by any taxing authority, in each case, in writing.

(d) Comfort Products is not a party to any Tax allocation or sharing agreement.

(e) Comfort Products has not elected to be classified as an association taxable as a corporation pursuant to Treasury Regulation Section 301.7701-3. Comfort Products has, at all times since its formation, been treated as either an entity disregarded from its owner or as a partnership for federal income tax purposes.

(f) Section 4.24(f) of the Buyer Disclosure Schedule sets forth all foreign jurisdictions in which Comfort Products is Tax resident, is engaged in business or has a permanent establishment. Comfort Products has not entered into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8. Comfort Products has not transferred an intangible asset the transfer of which would be subject to the rules of Section 367(d) of the Code.

(g) Comfort Products has not participated in any reportable transaction within the meaning of Code Section 6707A(c)(1).

(h) None of the Comfort Products Contributed Assets is “tax exempt use property” (within the meaning of Section 168(h) of the Code).

4.25 Financial Ability.

(a) Buyer has taken all necessary action to secure a form of amendment (the “Amendment”) to the Revolving Credit Agreement, dated as of August 3, 2007, by and among Buyer, as borrower, the lenders party thereto and Bank of America, N.A., as administrative agent (the “Original Revolving Credit Agreement”), in accordance with its terms, in the manner set forth on Exhibit B, which is a true and correct copy of the Amendment. As used herein, “Revolving Credit Agreement” shall mean the Amended Credit Agreement (as defined in the Amendment) attached as Exhibit A to the Amendment. Subject to Section 5.14, the Revolving Credit Agreement shall be drawn down upon by Buyer to provide the full amount of the debt financing required to consummate at the Closing the transactions contemplated by this Agreement on the terms contemplated hereby and to pay related fees and expenses. The debt financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses is collectively referred to in this Agreement as the “Acquisition Financing” and “Lenders” shall mean the lenders party to (or proposed to be party to, as the case may be) the Original Revolving Credit Agreement, the Amendment and the Revolving Credit Agreement, as applicable.

(b) Buyer has received, and furnished to Seller, the financing proposals set forth on Section 4.25(b) of the Buyer Disclosure Schedule (the “JV Revolving Financing Proposals” and, together with the Amendment and the Revolving Credit Agreement, the “Financing Documents”), from the proposed lenders party thereto (the “Revolving Lenders”), relating to a revolving credit facility of at least $75 million, to be used to fund working capital and other funding requirements of the Company as of and following the Closing. The debt financing required to fund working capital and other funding requirements of the Company as of and following the Closing and to pay related fees and expenses is collectively referred to in this Agreement as the “JV Financing” (the JV Financing, together with the Acquisition Financing, is collectively referred to as the “Financing”).

(c) The Revolving Credit Agreement is sufficient to provide the full amount of the cash required to deliver the full amount of the Cash Consideration portion of the Purchase Price at the Closing and to pay related fees and expenses.

(d) Except as set forth in the Amendment and the Revolving Credit Agreement, there are no conditions precedent to the obligations of the Lenders to provide the Acquisition Financing or that would permit the Lenders to reduce the total amount of the Acquisition Financing.

(e) The Original Revolving Credit Agreement is, and, subject to satisfaction of the conditions to the effectiveness of the Amendment, each of the Amendment and the Revolving Credit Agreement shall be, valid, binding, in full force and effect and enforceable against the parties thereto in accordance with its terms, and no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Buyer under the terms and conditions of the Original Revolving Credit Agreement, or (assuming for purposes of this Section 4.25(e) the effectiveness of the Amendment and the Revolving Credit Agreement) the Amendment or the Revolving Credit Agreement, other than any such default, breach or failure that has been waived by the applicable Lenders, or otherwise cured in a timely manner by Buyer to the satisfaction of the applicable Lenders, as the case may be. As of the date of this Agreement, Buyer has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Original Revolving Credit Agreement on or before the date of this Agreement.

4.26 Brokers. Neither Buyer nor its any of its Affiliates has engaged any broker, finder or investment banker in connection with its proposed investment in the Company contemplated hereby or any other transactions contemplated by this Agreement or any of the Ancillary Agreements and no commission, finder’s fee or other similar payment is due to any party in connection herewith or therewith.

4.27 Solvency.

(a) Comfort Products is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement or any of the Ancillary Agreements. As used in this Section 4.27, insolvent means that the sum of the debts and other probable liabilities and obligations of Comfort Products exceeds the present fair saleable value of Comfort Products’ assets.

(b) Immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (i) Comfort Products will be able to pay its liabilities and obligations as they become due in the usual course of its business; (ii) Comfort Products will not have unreasonably small capital with which to conduct its business; and (iii) Comfort Products will have assets (calculated at fair market value) that exceed its liabilities and obligations.

4.28 No Additional Representations.

(a) Buyer acknowledges that neither Seller nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Seller, the Company and the Division Entities furnished or made available to Buyer and its representatives except as expressly set forth in this Agreement (which includes the Seller Disclosure Schedule), and neither Seller nor any other Person shall be subject to any liability or indemnification obligation to Buyer or any other Person resulting from the making available or failure to make available to Buyer or Buyer’s use of such information, or any information, documents or material made available to Buyer in the due diligence materials provided to Buyer, including management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement, the Ancillary Agreements and/or the Confidentiality Agreement. Without limiting the foregoing, Seller makes no representation or warranty to Buyer with respect to any financial projection or forecast relating to Seller, the Company and/or the Division Entities.

(b) Buyer acknowledges that, to the extent it had any Knowledge that any representation and warranty made herein by Seller is or might be inaccurate or untrue, this constitutes a release and waiver of any and all actions, claims, suits, damages or rights to indemnity, at law or in equity, against Seller arising out of breach of that representation and warranty. Nothing herein shall be deemed to limit or waive Buyer’s rights against Seller arising out of any other representation and warranty made herein by Seller.

ARTICLE V

ADDITIONAL AGREEMENTS

5.01 JV Employees.

(a) Employment Continuity. JV Employees are intended to have continuity of employment upon the Closing. No later than immediately prior to the Closing, Seller or its appropriate Affiliate shall transfer the employment of each Carrier Transferred Employee not employed by the Company or a Subsidiary thereof to the Company or a Subsidiary thereof. No later than immediately prior to the Closing, Seller or its appropriate Affiliate shall transfer the employment of any employee of the Company and its Subsidiaries who is not a Carrier Transferred Employee to Seller or one of its Affiliates other than the Company or a Subsidiary thereof. No later than immediately prior to the Closing, Seller shall cause the Company to make an offer of employment to each Comfort Employee, effective as of the Closing.

(b) Benefit Continuation. From the date of the Closing until December 31, 2009 (the “Benefit Continuation Period”), Buyer shall (or shall cause the Company to) provide health benefits for the benefit of the Carrier Transferred Employees who remain employed by the Company and its Subsidiaries that, when taken as a whole, are substantially comparable to those provided to the Carrier Transferred Employees as of immediately prior to the Closing.

(c) Service Credit. With respect to any employee benefit plans sponsored by the Company or any Subsidiary thereof, or Buyer or any Subsidiary thereof, in which a JV Employee becomes eligible to participate on or after the Closing (the “New Plans”), the Company, Buyer or the applicable Subsidiary, shall: (i) waive or cause its insurance carriers to waive all pre-existing conditions, exclusions, eligibility waiting periods and requirements to show evidence of good health with respect to participation and coverage requirements applicable to the JV Employees and their eligible dependents, except to the extent that such pre-existing conditions, exclusions, eligibility waiting periods or requirements to show evidence of good health would apply under (A) with respect to Carrier Transferred Employees, the analogous Seller Plan or (B) with respect to Comfort Employees, the analogous Buyer Plan, (ii) provide each JV Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Closing under (A) with respect to Carrier Transferred Employees, any Seller Plan (to the same extent that such credit was given under such Seller Plan prior to the Closing) or (B) with respect to Comfort Employees, any Buyer Plan (to the same extent that such credit was given under such Buyer Plan prior to the Closing), in satisfying any applicable deductible or out-of-pocket requirements for the plan year in which such JV Employee first participates in any such New Plan, and (iii) recognize all service of the JV Employees with (A) with respect to Carrier Transferred Employees, Seller and its Affiliates or (B) with respect to Comfort Employees, Buyer and its Affiliates, prior to the Closing, and their respective predecessors, for all purposes, to the extent applicable under the New Plan, except to the extent that such crediting of service would result in duplication of benefits and provided that no prior service shall be required to be recognized for purposes of benefit accrual under any defined benefit plan. Seller agrees that for purposes of Seller Plans that are tax-qualified retirement plans or equity compensation plans, service with Buyer, the Company, and their respective Subsidiaries following the Closing shall be treated for purposes of vesting (but for no other purposes) as if it were service with Seller. Buyer agrees that for purposes of Buyer Plans that are tax-qualified retirement plans or equity compensation plans, service with Buyer, the Company, and their respective Subsidiaries following the Closing shall be treated for purposes of vesting (but for no other purposes) as if it were service with Buyer.

(d) Seller Plans. (i) Seller and its Subsidiaries shall remain solely responsible for all liabilities incurred prior to the Closing by Carrier Transferred Employees under Seller Plans, and (ii) Buyer and its Subsidiaries shall remain solely responsible for all liabilities incurred prior to the Closing by Comfort Employees. With respect to the period from the Closing Date through December 31, 2009, (x) Carrier Transferred Employees shall continue to participate in welfare benefit plans maintained by Seller and its Affiliates and (y) Comfort Employees shall continue to participate in welfare benefit plans maintained by Buyer and its Affiliates, in each case in accordance with the provisions of the Employee Transition Services Agreement, with the costs of such participation to be borne by the Company, as set forth in the Employee Transition Services Agreement. Following December 31, 2009, the Company shall be solely responsible for compensation and employee benefit plans for JV Employees.

(e) Successor Employer. With respect to JV Employees, Buyer, Seller and the Company shall, and shall cause their respective Subsidiaries to, to the extent permitted by applicable law or practicable, (i) treat the Company (or its applicable Subsidiary) as a “successor employer” and (A) with respect to Carrier Transferred Employees, Seller (or its applicable Subsidiary) and (B) with respect to Comfort Employees, Buyer (or its applicable Subsidiary) as a “predecessor,” within the meaning of Section 3121(a)(1) and 3306(b)(1) of the Code, to the extent appropriate, for purposes of Taxes imposed under the United States Federal Insurance Contributions Act, as amended (“FICA”), or the United States Federal Unemployment Tax Act, as amended (“FUTA”), (b) cooperate with each other to avoid, to the extent possible, the restart of FICA and FUTA with respect to each such JV Employee for the calendar year within which the Closing occurs and (c) file tax returns, exchange wage payment information and report wage payments made by the respective predecessor and successor employer on separate IRS Forms W-2 to each such JV Employee for the calendar year within which the Closing occurs, consistent with Section 4.02(1) of Revenue Procedure 2004-53.

(f) General. Nothing in this Section 5.01 is intended to require the continuation of the employment of any JV Employee for any specified period of time. Without limiting the generality of Section 12.06, nothing in this Section 5.01, express or implied, shall create a third-party beneficiary relationship or otherwise confer any benefit, entitlement, or right upon any person or entity other than the Parties of any nature or kind whatsoever, including any right to employment or continued employment for any specified period, or be construed as an amendment to any employee benefit plan for any purpose.

5.02 Transition Services. Each Party shall endeavor to reach agreement upon the full terms and conditions of a two-way transition services agreement (“Transition Services Agreement”), and, subject to the foregoing, on the Closing Date, Seller and the Company shall enter into the Transition Services Agreement.

5.03 Head Office. Each Party shall endeavor to reach agreement upon the full terms and conditions of an amendment to this Agreement (“Head Office Amendment”) setting forth, among other things, the terms of the purchase, assignment, assumption or other transfer of assets and liabilities comprising the Head Office, the allocation of employees of Seller and its Affiliates who are, as of immediately prior to the Closing, primarily employed in the business of the Head Office, and the provision of services associated with the Head Office, and, subject to the foregoing, on or prior to the Closing Date, Buyer and Seller shall enter into the Head Office Amendment.

5.04 Comfort Products Transition Services. Each Party shall endeavor to reach agreement upon the full terms and conditions of a transition services agreement (“Comfort Products Transition Services Agreement”) relating to Comfort Products, the Comfort Products Contributed Assets and the Comfort Products Liabilities, and, subject to the foregoing, on the Closing Date, Buyer, Comfort Products and the Company shall enter into the Comfort Products Transition Services Agreement.

5.05 Employee Transition Services. Each Party shall endeavor to reach agreement upon the full terms and conditions of a two-way employee transition services agreement (“Employee Transition Services Agreement”), and, subject to the foregoing, on the Closing Date, Seller, Buyer and the Company shall enter into the Employee Transition Services Agreement.

5.06 Shareholder Agreement. On the Closing Date, Buyer and Seller shall enter into a shareholder agreement (“Shareholder Agreement”) in the form attached hereto as Exhibit C.

5.07 Distributor Agreements. On the Closing Date, Seller and the Company (or a Division Entity, as applicable) shall enter into each of the distributor agreements (collectively, the “Distributor Agreements”) substantially in the forms attached hereto in Exhibit D.

5.08 Consignment Agreement. On the Closing Date, Seller and the Company shall enter into a consignment agreement (“Consignment Agreement”) substantially in the form attached hereto as Exhibit E.

5.09 Trade Name Agreement. On the Closing Date, Seller and the Company shall enter into a trade name agreement (“Trade Name Agreement”) substantially in the form attached hereto as Exhibit F.

5.10 Operating Agreement. On the Closing Date, Buyer, Seller and the 1% Holder shall enter into an operating agreement (“Operating Agreement”) in the form attached hereto as Exhibit G.

5.11 Schedule Updates. For the period beginning on the date hereof and ending at 5:00 p.m., Miami time, on the 30th calendar day following the date of this Agreement, each of Buyer and Seller may (but is not required to) deliver to the other Party a supplement (each, a “Supplement”) to the Buyer Disclosure Schedule or Seller Disclosure Schedule, as applicable, provided that, any such Supplement may not contain any materially adverse information with respect to the Party delivering such information. The rights and obligations of the Parties with respect to any Supplement will be as follows:

(a) matters set forth in any Supplement shall not be given effect for purposes of determining whether the condition set forth in Section 10.02(a) or Section 10.03(a), as applicable, has been satisfied; and

(b) nothing in this Section 5.11 will imply that Seller or Buyer is making any representation or warranty as of any date other than the date of this Agreement and the Closing Date.

5.12 Access to Information. Subject to applicable Legal Requirements, from the date of this Agreement until the Closing Date, each of Seller and Buyer agrees that it shall:

(a) provide to the other Party (the “Information Receiving Party”) and its representatives reasonable access, during normal business hours and upon reasonable notice, to officers, employees, agents, properties, offices and other facilities of the Company and the Division Entities (except in respect of the Seller Excluded Businesses) or Buyer, Comfort Products and their respective Subsidiaries, as applicable, and to the books and records thereof; and

(b) furnish to the Information Receiving Party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Division Entities (except in respect of the Seller Excluded

Businesses) or Buyer, Comfort Products and their respective Subsidiaries, as applicable, as the Information Receiving Party or its representatives may reasonably request in connection with the consummation of the transactions contemplated hereby and the performance of the Information Receiving Party’s obligations hereunder;

provided, that the Information Receiving Party shall not unreasonably interfere with the conduct of business of the delivering Party or any of its Affiliates; and provided, further, that the furnishing of such documents or information shall not violate confidentiality obligations to a client or jeopardize the attorney-client privilege of the delivering Party or any of its Affiliates (in which case the Parties will use their reasonable best efforts to institute appropriate substitute disclosure arrangements, to the extent practical in the circumstances). The Parties will hold any such information which is non-public in confidence in accordance with Section 5.13 and the Confidentiality Agreement.

5.13 Confidentiality Agreement.

(a) Prior to the Closing Date and after any termination of this Agreement, each Party (the “Non-Disclosing Party”) will, and will cause its Affiliates to, hold, and will use its best efforts to cause its and its Affiliates’ officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other Legal Requirements, all confidential documents and information concerning the other Party (the “Disclosing Party”) or any of its Subsidiaries furnished to the Non-Disclosing Party or its Affiliates in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements, except to the extent that such information can be shown to have been (i) previously known on a non-confidential basis by the Non-Disclosing Party, (ii) in the public domain through no fault of the Non-Disclosing Party or (iii) later lawfully acquired by the Non-Disclosing Party from sources other than the Disclosing Party or any of its Subsidiaries; provided, that the Non-Disclosing Party may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements and to its lenders or other Persons in connection with obtaining the Financing so long as such Persons are informed by the Non-Disclosing Party of the confidential nature of such information and are directed by the Non-Disclosing Party to treat such information confidentially. The Non-Disclosing Party shall be responsible for any failure to treat such information confidentially by such Persons. If this Agreement is terminated, the Non-Disclosing Party will, and will cause its Affiliates to, and will use its best efforts to cause its and its Affiliates’ officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the Disclosing Party, upon request, all documents and other materials, and all copies thereof, obtained by the Non-Disclosing Party or its Affiliates or on their behalf from the Disclosing Party or any of its Subsidiaries in connection with this Agreement or any of the Ancillary Agreements that are subject to such confidence.

(b) Notwithstanding the foregoing, the Parties agree that the previously executed confidentiality agreement, dated as of May 28, 2008, as previously amended on June 9, 2008 and November 3, 2008 (the “Confidentiality Agreement”), by and between Buyer and Seller, is amended and modified, effective as of the date hereof, by deleting the seventh paragraph thereof in its entirety and replacing it with the following: “This agreement shall expire two (2) years from the date hereof.”

5.14 Financing.

(a) Buyer shall take all action necessary to ensure that as of the Closing Date, Buyer has, and will be able to deliver to Seller the funds necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, and shall not, and shall not permit any of its Subsidiaries to, take or agree to take any action that is reasonably likely to prevent, impair its ability to complete or materially delay the Financing or the satisfaction of any of the conditions set forth in Article X or the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements. Without limiting the generality of the foregoing, Buyer shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Acquisition Financing pursuant to the Revolving Credit Agreement, and the JV Financing on terms and conditions no less favorable to the Company than those described in the JV Revolving Financing Proposals, including (i) maintaining in effect the Original Revolving Credit Agreement and, to the extent applicable, the Amendment, the Revolving Credit Agreement and the JV Financing Proposals, (ii) finalizing and, to the extent it is a party, entering into definitive agreements with respect to the Acquisition Financing and the JV Financing, on terms and conditions no less favorable to the Company or Seller than those contained in the Amendment, the Revolving Credit Agreement and the JV Revolving Financing Proposals, as applicable, including any “flex” provisions, or on other terms that would not adversely impact the timely consummation of the transactions contemplated hereby, (iii) satisfying on a timely basis all conditions applicable to Buyer and the Company to obtaining the Financing, and (iv) drawing down on the Revolving Credit Agreement in amount sufficient to provide the full amount of the debt financing required to consummate at the Closing the transactions contemplated by this Agreement on the terms contemplated hereby and to pay related fees and expenses, and otherwise consummating the Acquisition Financing at or prior to the Closing.

(b) In the event that all conditions to the Financing Documents (other than, with respect to either the Acquisition Financing or the JV Financing, the availability of the other) have been satisfied (or would be satisfied simultaneously with the Closing), Buyer shall use its best efforts to cause the Lenders and the Revolving Lenders and other Persons to fund the Acquisition Financing and the JV Financing, as the case may be (including taking enforcement action to cause such lenders and other Persons to provide such financing). Buyer shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Document or any definitive agreements related to the Financing, in each case, without Seller’s prior written consent, except amendments, supplements or other modifications of a Financing Document to provide for the assignment of a portion of the Financing to additional agents or arrangers and the granting to such persons of approval rights as are customarily granted to additional agents or arrangers, or amendments, supplements or other modifications that would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Financing or the transactions contemplated by this Agreement; provided, that upon any such amendment, supplement or modification of any Financing Document, Buyer shall provide a copy thereof to Seller.

(c) Buyer shall give Seller prompt written notice of any material breach by any party to the Financing Documents (assuming for purposes of this Section 5.14(c) the effectiveness of the Amendment and the Revolving Credit Agreement) of which Buyer becomes aware.

(d) Buyer shall keep Seller informed on a current basis in reasonable detail of the status of its efforts to arrange the JV Financing.

5.15 Initial Business Plan. The Parties shall use reasonable best efforts to work together to prepare and deliver a mutually acceptable business plan (the “Business Plan”) for 2009 and the immediately succeeding fiscal year, which shall cover the general business direction, policies and programs for the Company during such year. Each Business Plan shall include as a part thereof a budget for the fiscal year covered by the Business Plan setting forth projected revenues and all projected costs and expenses for such fiscal year.

5.16 Further Action. Subject to the terms and conditions of this Agreement:

(a) Each of Buyer and Seller shall use best efforts to submit to the United States Department of Justice (“DOJ”) and the United States Federal Trade Commission (“FTC”) not later than fifteen (15) business days after the date of this Agreement all of the forms and information applicable to the transactions contemplated by this Agreement and the Ancillary Agreements required under the HSR Act and will use commercially reasonable efforts to respond promptly to any request by either the DOJ or the FTC for additional information. Each Party shall pay all filing fees required with respect to submission of its HSR notification(s).

(b) Each of the Parties shall make promptly its respective filings, and thereafter make any other required submissions, under any applicable laws with respect to the transactions contemplated by this Agreement and the Ancillary Agreements.

(c) Seller and Buyer shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements, including using their reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with the Company (or the Division Entities) or Buyer (or its Subsidiaries) as are necessary for the consummation of such transactions and to fulfill the conditions to the Closing.

(d) Notwithstanding anything in this Agreement to the contrary, in no event will Seller or Buyer or any of their respective Subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Seller or Buyer, as the case may be, could be expected to limit the right of Seller or Buyer to own or operate all or any portion of their respective businesses or assets. With regard to any Governmental Authority, neither Party (nor its respective Subsidiaries or Affiliates) shall, without the other Party’s prior written consent in such other Party’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action, that could be expected to limit such other Party’s freedom of action with respect to, or such other Party’s ability to retain, any of its businesses or assets.

(e) Subject to applicable Legal Requirements relating to the exchange of information, Seller and Buyer and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult each other on and accept each other’s reasonable comments in connection with, any filing made with, or written materials to be submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) promptly inform each other of any oral or written communication (or other correspondence or memoranda) received from, or given to, any Governmental Authority, and (iii) furnish each other with copies of all correspondence, filings and written communications between them or their Subsidiaries or Affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the Company (except, in the case of Seller and its counsel, in respect of the Seller Excluded Businesses), the Division Entities, Comfort Products, this Agreement or the Ancillary Agreements. Except as expressly prohibited by any Governmental Authority, Seller and Buyer shall provide the other Party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the Company (except, in the case of Seller, in respect of the Seller Excluded Businesses), the Division Entities, Comfort Products, this Agreement, or the Ancillary Agreements, and to participate in the preparation for such discussion, telephone call or meeting. Seller and Buyer may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.16(e) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Seller or Buyer as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 5.16(e), (i) materials provided to the other Party or its outside counsel may be redacted to remove references concerning the valuation of the Company or the Division Entities or Comfort Products and (ii) the above provisions of this Section 5.16(e) shall not apply to Tax matters or the filings of either Party (or their respective Affiliates) with the SEC.

(f) If the transfer or assignment of any Comfort Product Contributed Assets requires a Permit, consent, approval, authorization, qualification and/or order of a Governmental Authority and/or another party and such Permit, consent, approval, authorization, qualification and/or order has not been obtained by Closing, then Buyer shall, or shall cause the relevant Subsidiary which is retaining such asset to (i) continue to use reasonable best efforts to obtain any Permits, consents, approvals, authorizations, qualifications and/or orders of Governmental Authorities and/or parties to Contracts with the Buyer (or its Subsidiaries) necessary for such transfer or assignment until such time as such Permits, consents, approvals, authorizations, qualifications and/or orders have been obtained, (ii) hold such Comfort Product Assets from and after the Closing for the use and benefit, insofar as reasonably possible, of the Company (at the expense of the Company), and (iii) take such other actions as may be reasonably requested by the Company or Seller in order to place the Company, insofar as reasonably possible, in the same position as if such Comfort Product Assets had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Comfort Product Assets are to inure from and after the Closing to the Company.

(g) If the transfer or assignment of any assets comprising the Seller Excluded Businesses requires a Permit, consent, approval, authorization, qualification and/or order of a Governmental Authority and/or another party and such Permit, consent, approval, authorization, qualification and/or order has not been obtained by Closing, then Buyer shall, or shall cause the Company or relevant Division Entity to (i) continue to use reasonable best efforts to obtain any Permits, consents, approvals, authorizations, qualifications and/or orders of Governmental Authorities and/or parties to Contracts with the Company (or Division Entities) necessary for such transfer or assignment until such time as such Permits, consents, approvals, authorizations, qualifications and/or orders have been obtained, (ii) hold such assets from and after the Closing for the use and benefit, insofar as reasonably possible, of the Seller (at the expense of the Seller), and (iii) take such other actions as may be reasonably requested by the Seller in order to place the Seller, insofar as reasonably possible, in the same position as if such assets had been transferred as contemplated hereby and so that all the benefits and burdens relating to such assets are to inure from and after the Closing to the Seller.

5.17 Physical Inventory. Promptly after the Closing, the Parties shall cause the Company to conduct a physical inventory of the Company and the Division Entities as of the Closing Date (the “Closing Inventory”), the results of which shall be used for the purposes of the calculation of the Final Company Working Capital. The cost of conducting the Closing Inventory shall be borne by the Company. Buyer and its representatives, and Seller and its representatives, shall be permitted to observe the taking of the Closing Inventory and will bear the cost of any auditors (or other advisors) they ask to participate in such observations.

5.18 Insurance. From and after the Closing Date, the Company and the Division Entities shall cease to be insured by Seller or its Affiliates’ insurance policies or by any of their self-insured programs, and shall have no access to, right or interest in, or coverage under any such insurance policies, including with respect to all claims and rights to make claims related to periods prior to and through the Closing. Buyer shall cause the Company and its Subsidiaries not to seek, assert or exercise any rights or claims of the Company or any of its Subsidiaries under or in respect of any past or current insurance policy or self-insurance policy of Seller or its Affiliates under which the Company or any of its Subsidiaries is a named insured. Buyer shall take such action as may be necessary so that, from and after the Closing Date, the Company and its Subsidiaries shall maintain insurance policies (or be covered by insurance policies maintained by or on behalf of Buyer) for the Company, its Subsidiaries and their respective properties, assets, and businesses that are customary in scope and amount of coverage.

5.19 Publicity.

(a) Seller and Buyer shall issue the joint announcement (the “Signing Announcement”) substantially in the form attached hereto as Exhibit H on the date of this Agreement.

(b) Otherwise, neither Buyer or its Subsidiaries, on the one hand, nor Seller or the Company or their respective Subsidiaries, on the other hand, shall issue or make, or cause to have issued or made, any public release or announcement concerning this Agreement or the transactions contemplated hereby, without the advance approval in writing of the form and substance thereof by the other Party, not to be unreasonably withheld or delayed, except as required by applicable Legal Requirements or the applicable rules of any stock exchange or market (in which case, so far as possible, there shall be consultation among the Parties prior to such announcement), and the Parties shall endeavor jointly to agree on the text of any announcement or circular so approved or required.

5.20 Capital Stock.

(a) Buyer shall take all corporate action necessary to at all times reserve and keep available, out of the aggregate of its authorized but unissued Common Stock, and issued Common Stock held in its treasury, for the purpose of effecting the conversion of Class B Common Stock contemplated by Section III(A)(4) of Buyer’s Amended and Restated Articles of Incorporation, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of Class B Common Stock beneficially owned by Shareholder following the Closing.

(b) Buyer shall cause the shares of Common Stock to be issued (i) as Stock Consideration and (ii) upon the conversion of Class B Common Stock beneficially owned by Seller pursuant to Section III(A)(4) of Buyer’s Amended and Restated Articles of Incorporation to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Buyer shall cause the shares of Class B Common Stock issued as Stock Consideration to be approved for listing on the AMEX, subject to official notice of issuance, prior to the Closing Date.

5.21 Section 607.0901 of the Florida Business Corporation Act. Buyer shall not, and shall cause its controlled Affiliates, including its Subsidiaries, not to, take (or cause to be taken) any action that would, or would be reasonably likely to, cause Seller to be an “interested shareholder” (as such term is defined in Section 607.0901 of the Florida Business Corporation Act) with respect to Buyer or any of its Subsidiaries; provided, that nothing herein shall be deemed to relieve Buyer or any of its Subsidiaries (including the Company) of any of their respective obligations under this Agreement or any of the Ancillary Agreements.

5.22 Intercompany Obligations.

(a) Other than with respect to the Ancillary Agreements, Seller shall take, and cause to be taken, such action as may be necessary so that, as of the Closing, there shall be no intercompany obligations (other than trade payables arising in the ordinary course of business owed by the Company or the Division Entities (and the corresponding receivables on the books and records of

Seller and its Affiliates (other than the Company and the Division Entities))) between the Company and the Division Entities, on the one hand, and Seller and its Affiliates (other than the Company and the Division Entities), on the other hand.

(b) Buyer shall take, and cause to be taken, such action as may be necessary so that, as of the Closing, the Comfort Products Contributed Assets and the Comfort Products Liabilities shall include no intercompany obligations between or among Buyer and its Affiliates (including Comfort Products).

5.23 Existing Agreements. On or prior to the Closing Date, the Parties shall take, and cause to be taken, such action as may be necessary to terminate each of the agreements set forth on Exhibit I in accordance with its terms.

5.24 Restructuring Reserves. The Company has certain liabilities related to restructuring activities begun prior to the date hereof. Reserves for these activities have historically been maintained on the books and records of Seller rather than on the books and records of the Company. Prior to the Closing, the Seller shall cause the Company to include in its books and records reserves related to obligations remaining to be paid by the Company which remain under such restructuring liabilities of the Company, which reserves will be consistent in amount with the reserves related to such liabilities of the Company presently maintained on the books and records of Seller.

ARTICLE VI

CONDUCT OF BUSINESS PENDING CLOSING

6.01 Conduct of Business Pending the Closing.

(a) Company Conduct of Business. Seller agrees that, between the date of this Agreement and the Closing Date, except in respect of the Seller Excluded Businesses, as expressly contemplated by the Restructuring or any other provision of this Agreement, or as set forth in Section 6.01(a) of the Seller Disclosure Schedule, unless Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed):

(i) the businesses of the Company and the Division Entities shall in all material respects be conducted in the ordinary course of business and in a manner consistent with past practice; and

(ii) Seller shall use commercially reasonable efforts to preserve intact the business organizations of the Company and the Division Entities, to keep available the services of the current officers and employees of the Company and the Division Entities and to preserve the current relationships of the Company and the Division Entities with customers, suppliers and other Persons with which the Company and the Division Entities have significant business relations.

(b) Buyer Conduct of Business. Buyer agrees that, between the date of this Agreement and the Closing Date, except as expressly contemplated by any other provision of this Agreement, unless Seller shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed), Buyer shall not, and shall not permit any Subsidiaries to, directly or indirectly, do any of the following:

(i) solely in the case of Buyer, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Capital Stock, except for regular quarterly cash dividends in the ordinary course consistent with past practice in an amount not greater than $0.48 per share, or split, combine, or reclassify, or otherwise amend any terms of any Capital Stock;

(ii) issue (or authorize the issuance of), sell, bid for, redeem, purchase or otherwise acquire (A) any Capital Stock, (B) any rights, warrants or options to acquire any shares of Capital Stock, or (C) any other securities in respect of, in lieu of or in substitution for shares of Capital Stock, or induce, or attempt to induce any other Person to do any of the foregoing, except (1) for issuances of, and issuances of Capital Stock pursuant to the exercise of, employee and director stock options in the ordinary course of business consistent with past practice; (2) for issuances of Capital Stock that are not required to be submitted to a vote of the holders of any class or series of Capital Stock under the rules and regulations of the NYSE; and (3) for unsolicited purchases of Capital Stock effected prior to the Measurement Period, which purchases are not effected (x) from or through a broker or dealer, (y) on a securities exchange or (z) through an inter-dealer quotation system or electronic communications network (as such term is defined under Rule 600 of Regulation NMS under the Exchange Act);

(iii) take any action with the primary purpose of affecting the trading price of any Capital Stock;

(iv) amend any of its organizational documents or the Original Revolving Credit Agreement, the Amendment or the Revolving Credit Agreement in a manner that would reasonably be expected to adversely impact (A) the consummation of the transactions contemplated by this Agreement or (B) Seller, the Company or any Division Entity;

(v) enter into any agreement that would purport to limit the freedom of Buyer or its Subsidiaries or the Company or the Division Entities (whether prior to or following the Closing) to compete freely in any line of business or in any geographic area relating to their respective business (other than this Agreement and/or the Ancillary Agreements);

(vi) make any material change in any of its accounting methods or practices, except as required by GAAP;

(vii) sell, assign, transfer or otherwise dispose of any equity interests in any of its Subsidiaries, or any securities convertible into or exchangeable for equity interests therein;

(viii) enter into any new line of business outside of its existing business; or

(ix) agree to do, or make any announcement with respect to, any of the foregoing.

(c) Comfort Products Conduct of Business. Buyer agrees that, between the date of this Agreement and the Closing Date, except as expressly contemplated by any other provision of this Agreement, unless Seller shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed):

(i) the businesses of Comfort Products shall in all material respects be conducted in the ordinary course of business and in a manner consistent with past practice, and Buyer shall, and shall cause Comfort Products and each of its other Subsidiaries (as applicable), to maintain the Comfort Products Contributed Assets in a state of repair and condition that complies with Legal Requirements and is consistent with the requirements and normal conduct of Comfort Products’ business; and

(ii) Buyer shall use commercially reasonable efforts to preserve intact the business organizations of Comfort Products, to keep available the services of the current officers and employees of Comfort Products and to preserve the current relationships of Comfort Products with customers, suppliers and other Persons with which Comfort Products has significant business relations.

6.02 Advice of Changes. Each Party to this Agreement shall promptly advise the other orally and in writing of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement required to be complied with or satisfied by it under this Agreement, if such failure to remain true and accurate, or such failure to so comply or satisfy, would reasonably be expected to result in the failure of any of the conditions set forth in Sections 10.02(a) or (b) or Sections 10.03(a) or (b) to be satisfied; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article X or give rise to any right of termination under Article XI unless the underlying breach shall independently constitute such a failure or give rise to such a right.

ARTICLE VII

POST-CLOSING OBLIGATIONS

7.01 SEC Filing. Following the Closing, Seller shall use reasonable best efforts to cooperate with, and to cause its independent public accountants to cooperate (at the Company’s sole expense) with, Buyer and its representatives in preparing financial statements of the Company and the Division Entities for any pre-Closing period as reasonably requested by Buyer in connection with, but only to the extent required by, Buyer’s filing obligation with the SEC in respect of Items 2.01 and 9.01 of Form 8-K arising from the consummation of the transactions contemplated by this Agreement; provided, that Buyer acknowledges and agrees that Seller has, and shall have, no obligation or responsibility with respect to Buyer’s filing obligations with the SEC, whether or not arising from the consummation of the transactions contemplated by this Agreement, except with respect to “cooperation” to the extent expressly set forth in this Section 7.01; provided, further, that the immediately preceding proviso to this Section 7.01 shall not be deemed to qualify the representations and warranties of Seller set forth in Section 3.08(a). The Parties agree that (i) any audit of the financial statements of the Company and the Division Entities in connection with this Section 7.01 shall be conducted by PricewaterhouseCoopers LLP, independent public accountants (at the Company’s sole expense) and (ii) any delays in the filing of such Form 8-K shall not be deemed to be a breach of Section 4.08 of this Agreement. Seller also agrees that, for a period following the Closing and ending on December 31, 2012, Seller shall permit its independent public accountants, or former independent public accountants, to provide such information and assistance, including consents and opinions, as Buyer or Buyer’s independent public accountants reasonably deem necessary in connection with filings with the SEC requiring audited financial statements of the Company and the Division Entities for any pre-Closing period.

7.02 Further Assurances. Following the Closing, Seller and Buyer shall, and shall cause their respective Subsidiaries to, execute and deliver such documents, and take such other action, as shall be reasonably requested by the Company or the other Party to carry out the transactions contemplated by this Agreement, including (i) assigning or transferring back to Buyer (or a Subsidiary thereof) any Comfort Products Excluded Asset or Comfort Products Excluded Obligation, (ii) assigning or transferring to the Company (or a Subsidiary thereof) any Comfort Products Contributed Asset or Comfort Products Liability contemplated hereby to be assigned or transferred prior to or at the Closing which was not so assigned or transferred prior to or at the Closing, (iii) assigning or transferring back to Seller (or a Subsidiary thereof), within fifteen (15) days following the Closing, all cash balances held by the Company and the Division Entities as at Closing, and (iv) assigning or transferring back to Seller (or a Subsidiary thereof) any (A) assets or liabilities comprising the Seller Excluded Businesses contemplated hereby to be assigned or transferred prior to or at the Closing which were not so assigned or transferred prior to or at the Closing, and (B) Excluded Obligations. Seller and Buyer shall, and each shall cause its Affiliates, employees, consultants and agents to, take all reasonable actions necessary, or reasonably requested by the Company or the other Party, to facilitate the orderly transition of the management of the Company, the Division Entities and Comfort Products and the maintenance of all relationships in connection therewith.

7.03 Options to Purchase Additional Membership Interests.

(a) First Option. Seller grants to Buyer an option (the “First Option”) to purchase from Seller a number of Membership Interests equal to ten percent (10%) of the outstanding Membership Interests immediately following the Closing (which shall in no event represent more than 10% of the Membership Interests outstanding at the time of exercise) for an exercise price as provided in Section 7.03(g)(i) below (the “First Option Exercise Price”). Buyer may pay the First Option Exercise Price as provided in Section 7.03(e)(ii) below. The exercise period for the First Option will commence on the third anniversary of the Closing Date and continue for a three (3) year period thereafter (the “First Option Term”).

(b) Second Option. Seller grants to Buyer an option (the “Second Option”) to purchase from Seller a number of Membership Interests equal to ten percent (10%) of the outstanding Membership Interests immediately following the Closing (which shall in no event represent more than 10% of the Membership Interests outstanding at the time of exercise) for an exercise price as provided in Section 7.03(g)(ii) below (the “Second Option Exercise Price” and, together with the First Option Exercise Price, each an “Option Exercise Price”). Buyer may pay the Second Option Exercise Price as provided in Section 7.03(e)(ii) below. The exercise period for the Second Option will commence on the fifth anniversary of the Closing Date and continue for a three (3) year period thereafter (the “Second Option Term” and together with the First Option Term, each an “Option Term”).

(c) No Condition of Option Exercise. The exercise of the First Option shall not be a condition to the exercise of the Second Option.

(d) Exercise of Option. Buyer may exercise the First Option and/or Second Option by giving written notice thereof during the appropriate Option Term to Seller at the address set forth herein in accordance with Section 12.02 below. An exercise of either the First Option or Second Option shall be irrevocable, unless mutually agreed by the Parties.

(e) Closing and Assignment of Membership Interest. If the First Option and/or Second Option is exercised:

(i) The closing of the sale under the applicable option shall take place at the executive offices of Seller on a date agreeable to Buyer and Seller no later than sixty (60) business days after the date Seller receives Buyer’s notice of exercise unless extended by the mutual agreement of the Parties (the “Option Closing” or the “Option Closing Date”). The Parties shall act in good faith to cause the Option Closing to occur at such location and on such date as determined by the foregoing provisions; provided, that the Parties acknowledge that such date may be delayed due to delays in the receipt of any consent, approval, authorization or permit of, or action by any Governmental Authority or third party required for Buyer to acquire Membership Interests of Seller in such applicable option; provided, further that such delay shall not have been caused by, or due to the lack of diligence by, the Party seeking such delay. In any such case, the applicable Option Closing Date shall occur on the fifth business day following the date on which the last such consent, approval, authorization, permit or action is obtained.

(ii) On the applicable Option Closing Date, in consideration of Buyer’s delivery to Seller of the applicable Option Exercise Price, Seller shall execute and deliver to Buyer an assignment of membership interest in favor of Buyer in order to convey to Buyer good title to the Membership Interest subject to such option. The applicable Option Exercise Price shall be payable by Buyer (i) in cash by wire transfer of immediately available funds, or (ii) by delivery of a number of shares of Common Stock equal to (rounded up to the nearest whole share) the applicable Option Exercise Price divided by the Volume Weighted Average Trading Price of the Common Stock on the NYSE for the twenty (20) consecutive trading days ending on and including the second (2nd) trading day immediately prior to the Option Closing Date, or (iii) with a combination thereof, as determined by Buyer in its discretion, as indicated in the applicable option exercise notice; provided, that such Option Exercise Price shall be payable only in cash and not in Common Stock if on the date of the Option Closing (A) there has occurred and is continuing a bankruptcy, liquidation, insolvency or similar event with respect of Buyer or any of its material Subsidiaries, (B) the issuance of Common Stock to Seller is prohibited by applicable Legal Requirements, (C) Buyer fails to deliver an opinion of counsel confirming that (x) such shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable, and (y) such shares have been accepted for listing or quotation (subject to official notice of issuance) on the NYSE, (D) the Common Stock is not listed for trading on the NYSE or (E) Buyer fails to deliver a certificate of Buyer signed by the Senior Vice President or the Chief Financial Officer of Buyer confirming that there has not been any communication between the NYSE and Buyer during the one hundred eighty (180) calendar day period ending on and including the date of the Option Closing with respect to the actual or potential de-listing of the Common Stock; provided, further, that such Option Exercise Price shall be also be payable, in whole or in part, in shares of Class B Common Stock if agreed to in writing by Seller.

(f) Restrictions on Transfer. Buyer understands that neither the First Option, the Second Option nor the Membership Interests (collectively, the “Securities”) have been registered under the Securities Act and that, accordingly, the Securities cannot be sold, transferred, pledged, hypothecated, assigned or otherwise disposed of by Buyer, unless such Securities are registered under the Securities Act, or if in the opinion of counsel satisfactory to Seller, such sale, transfer, pledge, hypothecation, assignment or disposition is exempt from such registration requirements. Buyer acknowledges that the Membership Interests subject of the First Option and/or the Second Option are subject to the transfer restrictions and all other terms set forth in the Operating Agreement, as amended.

(g) Option Exercise Price.

(i) The First Option Exercise Price shall be an amount equal to (A) $42,950,000, plus (B) a time factor thereon at a six and one-half percent (6.5%) per annum rate, which time factor shall compound annually and be computed on the basis of a 365-day year and accrue for the period prior to the date of exercise commencing on the Closing Date.

(ii) The Second Option Exercise Price shall be an amount equal to the sum of (A) (1) $21,475,000, plus (2) a time factor thereon at a six and one-half percent (6.5%) per annum rate, which time factor shall compound annually and be computed on the basis of a 365-day year and accrue for the period prior to the date of exercise commencing on the Closing Date, plus (B) the greater of: (1) (x) five percent (5%) of the Company’s EBIT for the trailing 12 month period ending on the last day of the month immediately prior to the date of exercise of the Second Option multiplied by nine (9), less (y) all interest bearing debt for borrowed money of the Company as of the applicable Option Closing Date, plus (z) cash of the Company as of the applicable Option Closing Date and (2) the amount determined in the computation made in Section 7.03(g)(ii)(A), above.

ARTICLE VIII

TAX MATTERS

8.01 Representations Regarding Taxes. Seller represents and warrants to and agrees with Buyer, except as would not have been or would not reasonably be expected to be material to the Company and the Division Entities, taken as a whole, and except as set forth in Section 8.01 of the Seller Disclosure Schedule (it being understood, however, that no representation and warranty is deemed to be given with respect to, or to apply to any information, circumstances, events or other matters to the extent related to, the Seller Excluded Businesses or any inventory subject to the Consignment Agreement), that:

(a) Company and each of its Subsidiaries has filed all Tax Returns that it was required to file. All Taxes due and owed by the Company and any of its Subsidiaries (whether or not shown on any Tax Return and whether or not any Tax Return was required) under applicable law have been paid. There are no liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens for Taxes not yet due or which are reflected on the Acquisition Balance Sheet.

(b) The Company and each of its Subsidiaries has withheld and paid to the applicable taxing authority all Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor, or member or other third party in accordance with applicable law.

(c) There is no dispute, claim, deficiency or proposed adjustment concerning any Tax liability of the Company or any of its Subsidiaries claimed, raised, asserted, assessed or threatened by any taxing authority, in each case, in writing.

(d) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(e) The Company has not elected to be classified as an association taxable as a corporation pursuant to Treasury Regulation Section 301.7701-3. The Company has, at all times since its formation, been treated as either an entity disregarded from its owner or as a partnership for federal income tax purposes.

(f) Section 8.01(f) of the Seller Disclosure Schedule sets forth all foreign jurisdictions in which the Company or any of its Subsidiaries is Tax resident, is engaged in business or has a permanent establishment. The Company has not entered into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8. The Company has not transferred an intangible asset the transfer of which would be subject to the rules of Section 367(d) of the Code.

(g) No Subsidiary is, or at any time has been, a passive foreign investment company within the meaning of Section 1297 of the Code.

(h) Neither the Company nor any of its Subsidiaries has participated in any reportable transaction within the meaning of Code Section 6707A(c)(1).

(i) From the Balance Sheet Date to the date hereof, neither the Company nor any of the Division Entities has, other than in the ordinary course of business or as required by applicable Legal Requirements or as is consistent with past practice for such entity, made any elections with respect to Taxes or amended any material Tax Return, provided, however, that this Section 8.01(i) shall not apply to any Tax Return (whether separate, affiliated, consolidated, combined, unitary or otherwise) that includes Seller or any of its Affiliates (other than a Tax Return that includes solely the Company or any of its Subsidiaries) or any election with respect thereto, unless such election affected only the Company or any of its Subsidiaries.

(j) Seller has no current plan or intention of causing the 1% Holder to liquidate or transfer its membership interests in the Company to Seller (or an entity treated as disregarded from Seller) for federal income tax purposes or of causing the 1% Holder to cease being treated as a corporation (or an entity treated as a corporation for federal income tax purposes).

(k) As used in this Agreement, “Code” means the Internal Revenue Code of 1986, as amended; “Tax” means any Federal, state, local, foreign or other income, gross receipts, payroll, employment, withholding, social security (or similar), unemployment, real property, personal property, environmental, excise, sales, or use or other tax, including any interest, penalty or addition thereto, whether disputed or not, it being understood that the foregoing will include any transferee or secondary liability for a Tax and any liability for Tax assumed or arising as a result of having been a member of any affiliated, combined, consolidated, unitary, or other group (or being included or required to be included in any Tax Return relating thereto) or as a result of any Tax indemnity, Tax sharing, Tax allocation or similar contract or arrangement and “Taxes” means any or all of the foregoing collectively; and “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof. It is agreed and understood that no representation or warranty is made by Seller or the Company in respect of Tax matters in any Section of this Agreement other than in this Section 8.01, and other than in Section 3.07 with respect to employee benefit matters.

8.02 Tax Covenants.

(a) Payment of Taxes. Seller agrees to cause the Company and each of its Subsidiaries to pay all Taxes required to be paid by it, as shown on any applicable Tax Return filed after the date of this Agreement and on or before the Closing Date.

(b) Tax Indemnification.

(i) Seller shall indemnify and hold harmless Buyer from and against all Damages resulting from (A) liabilities for Company Taxes for any Pre-Closing Tax Period, (B) Company Taxes with respect to any taxable period pursuant to any obligation (whether legal, as a transferee, contractual, or otherwise) to contribute to the payment of a Tax determined on a consolidated, combined or unitary or other group basis with respect to a group of corporations that includes or included the Company or any of its Subsidiaries at any time before the Closing, including any such obligation arising under Treasury Regulations Section 1.1502-6 or similar provision of state, local or foreign law, (C) any breach of any of the covenants required to be performed by Seller or the 1% Holder under this Section 8.02, and (D) without duplication of amounts contained in (A),

(B) or (C), the failure of the representation contained in Section 8.01(e) to be true and correct except, in each case, (a) to the extent such Taxes are reflected as a liability on the Final Statement on Company Working Capital, (b) any liability for Taxes arising from any action or transaction by Buyer, Company or any of its Subsidiaries outside of the ordinary course of business on the Closing Date after the Closing and (c) any liability for transfer, sales, use and other similar non-income Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement, including all such non-income Taxes resulting from the Restructuring described in Section 1.01.

(ii) The Buyer shall cause the Company to indemnify and hold harmless Seller and its Affiliates and Buyer and its Affiliates from all liability for (A) Company Taxes (such liabilities to be paid entirely by the Company in all circumstances), other than Company Taxes covered by Section 8.02(b)(i), which shall be paid entirely by Seller in all circumstances and (B) any breach of any of the covenants required to be performed, or cause to be performed, by the Company under this Section 8.02.

(iii) Buyer and its Affiliates shall indemnify and hold harmless Company and Seller from and against all Damages resulting from (A) Taxes of Comfort Products or with respect to the Comfort Products Contributed Assets for any Pre-Closing Tax Period (and, for the absence of doubt, any transferee liability for Taxes resulting from the transfer of the Comfort Products Contributed Assets pursuant to Article I), (B) Taxes of Comfort Products with respect to any taxable period pursuant to any obligation (whether legal, as a transferee, contractual, or otherwise) to contribute to the payment of a Tax determined on a consolidated, combined or unitary or other group basis with respect to a group of corporations that includes or included Comfort Products at any time before the Closing, including any such obligation arising under Treasury Regulations Section 1.1502-6 or similar provision of state, local or foreign law, (C) any breach of any of the covenants required to be performed by Buyer under this Section 8.02, and (D) without duplication of amounts contained in (A), (B) or (C), the failure of the representations contained in Sections 4.22 and 4.23 to be true and correct, but in the case of the representations contained in Section 4.22 only from the failure of such representations to be true and correct to the extent resulting in a Tax for a Pre-Closing Tax Period, except, in each case, (a) to the extent such Taxes are reflected as a liability on the Final Statement on Comfort Products Working Capital and (b) any liability for transfer, sales, use and other similar non-income Taxes incurred in connection with the contribution of the Comfort Products Contributed Assets to the Company.

(iv) The obligation of Seller to indemnify under Section 8.02(b)(i) shall terminate thirty days following the expiration of the statute of limitations (giving effect to extensions thereto) in respect of the applicable Tax.

(v) The obligation of the Buyer to cause the Company to indemnify under Section 8.02(b)(ii) shall terminate thirty days following the expiration of the statute of limitations (giving effect to extensions thereto) in respect of the applicable Tax.

(vi) The obligation of Buyer to indemnify under Section 8.02(b)(iii) shall terminate thirty days following the expiration of the statute of limitations (giving effect to extensions thereto) in respect of the applicable Tax.

(c) Straddle Periods. For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) Taxes (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date.

(d) Closing of the Books. The Parties shall cause the Company and each of its Subsidiaries to allocate its taxable income between the Pre-Closing Tax Period and the period following the Closing Date based on a closing of the books as of the end of the day on the Closing Date, except to the extent otherwise required by Code Section 706 and the regulations thereunder.

(e) Refunds. Seller shall be entitled to any refunds, credits or other receivables of the Company or any of its Subsidiaries, in each case of, against or relating to Taxes to the extent for, attributable to or arising in Pre-Closing Tax Periods, except to the extent such refunds, credits or other receivables are reflected as an asset on the Final Statement on Company Working Capital and except to the extent such refunds relate to the carryback by a Subsidiary of the Company of a loss or deduction from a Post-Closing Tax Period, provided that such losses or deductions shall not be carried back from a Post-Closing Tax Period to any given Pre-Closing Tax Period until all other losses, deductions or other Tax attributes available to such Subsidiary of the Company to be carried back or carried forward to such Pre-Closing Tax Period or otherwise utilized in such Pre-Closing Tax Period have been utilized. The Buyer shall cause the Company to file or cause to be filed (at Seller’s expense) or to permit Seller to file all Tax Returns (including amended Tax Returns) or other documents claiming any such refunds or credits to which Seller is entitled pursuant to this Section 8.02(e); provided that such filings are consistent with past practice for the entity to which such refunds relate or would not reasonably be expected to materially adversely affect Buyer. If the claiming of any refund described in this Section 8.02(e) results in any decrease in the tax basis of the Company’s assets or otherwise creates the need for an amendment of a Tax Return for the Company or its Subsidiaries for any period, including for a Post-Closing Tax Period or a Straddle Period, Seller shall bear reasonable, out of pocket preparation and filing expenses incurred in amending such Tax Returns to the extent such amendments are required by law and provided that the Company shall provide to Seller a reasonable estimate of such expenses prior to the date on which such expenses are incurred.

(f) Tax Benefits.

(i) If as the result of any audit adjustment (or adjustment in any litigation, proceeding or other action with respect to Taxes) made with respect to any Tax Item which relates to or affects any Taxes imposed on or in respect of the Company or its Subsidiaries or any of their respective assets or activities for any Pre-Closing Tax Period (such audit a

“Pre-Closing Tax Audit”) by any Tax authority or as a result of any indemnification provided by Seller under this Agreement (A) a Tax described in Section 8.02(b)(i) is imposed and is paid by Seller or Seller makes a payment under any indemnification obligation provided hereunder and (B) as a result, the Company or any of its Subsidiaries or Buyer or any of its Affiliates receives a Tax Benefit in excess of what it would have received in the absence of such audit or other adjustment or payment (including as a result of an adjustment under Code Section 743) (it being understood that Buyer agrees to file or cause to be filed (or shall cause the Company to file or cause to be filed) or to permit (or shall cause the Company to permit) Seller to file all Tax Returns (including amended Tax Returns) or other documents claiming any such Tax Benefit at Seller’s expense), then Buyer or the Company, as the case may be, shall pay to Seller the amount of such Tax Benefit within thirty (30) days of filing the Tax Return in which such Tax Benefit is deemed to be realized, received or utilized, or, in the case of a Tax Benefit that is a refund, within thirty (30) days of receipt of such refund. For the absence of doubt, if an indemnity payment is made to Buyer under Section 8.02(b)(i) or otherwise pursuant to this Agreement, and a Tax Benefit is realized, received or utilized by the Company or any of its Subsidiaries, the amount of the Tax Benefit that shall be payable to Seller pursuant to this Section 8.02(f), (X) if such amount is paid by Buyer, shall be the portion of such Tax Benefit allocable to Buyer and its Affiliates (other than the Company and its Subsidiaries) based on the aggregate percentage ownership of the Company owned by Buyer and its Affiliates and taking into account Buyer’s or its Affiliate’s adjustments under Code Section 743 and (Y) if such amount is paid by the Company, shall be the full amount of such Tax Benefit. If as a result of a Pre-Closing Tax Audit (other than a Pre-Closing Tax Audit involving solely Comfort Products or the Comfort Products Contributed Assets) (I) Buyer, any Affiliate of Buyer, the Company, or any of its Subsidiaries incurs any additional, actual, out of pocket cash Tax in a Post-Closing Tax Period, and (II) Seller or any Affiliate of Seller receives a Tax Benefit in excess of what it would have received in the absence of such Pre-Closing Tax Audit, then Seller will pay to Buyer the amount of Buyer’s and its Affiliate’s (other than the Company or its Subsidiaries) Damages resulting from such additional Tax, but only to the extent of Seller’s and its Affiliate’s Tax Benefit, within thirty (30) days prior to the due date for making payment of such additional Tax.

(ii) If as the result of any Pre-Closing Tax Audit by any Tax authority or as a result of any indemnification provided by Buyer under this Agreement (A) a Tax described in Section 8.02(b)(iii) is imposed and is paid by Buyer, or an Affiliate of Buyer, or Buyer, or an Affiliate of Buyer (other than the Company or its Subsidiaries), makes a payment under any indemnification obligation provided hereunder and (B) as a result, the Company or any of its Subsidiaries or Seller or any of its Affiliates receives a Tax Benefit in excess of what it would have received in the absence of such audit or other adjustment or payment, it being understood that Buyer agrees to file or cause to be filed (or shall cause the Company to file or cause to be filed) (including amended Tax Returns) or other documents claiming any such Tax Benefit at Buyer’s expense, then Seller or the Company, as the case may be, shall pay to Buyer the amount of such Tax Benefit within thirty (30) days of filing the Tax Return in which such Tax Benefit is deemed to be realized, received or utilized, or, in the case of a Tax Benefit that is a refund, within thirty (30) days of receipt of such refund. For the absence of doubt, if an indemnity payment is made to Seller under Section 8.02(b)(iii) or otherwise pursuant to this Agreement, and a Tax Benefit is realized, received or utilized by the Company or any of its Subsidiaries, the amount of the Tax Benefit that shall be payable to Buyer pursuant to this Section 8.02(f) (X) if such amount is paid by Seller, shall be the portion of such Tax Benefit allocable to Seller and its Affiliates, based on the aggregate percentage ownership of the Company owned by Seller and its Affiliates and (Y) if such amount is paid by the Company, shall be the full amount of such Tax Benefit. If as a result of a Pre-Closing Tax Audit involving Comfort Products or the Comfort Products Contributed Assets (I) Seller, any Affiliate of Seller, the Company, or any of its Subsidiaries incurs any additional, actual, out of pocket cash Tax in a Post-Closing Tax Period and (II) Buyer or an Affiliate of Buyer (other than the Company or its Subsidiaries) receives a Tax Benefit in excess of what it would have received in the absence of such Pre-Closing Tax Audit, then Buyer will pay to Seller the amount of Seller’s and its Affiliates’ Damages resulting from such additional Tax, but only to the extent of Buyer’s and its Affiliate’s (other than the Company or its Subsidiaries) Tax Benefit, within thirty (30) days prior to the due date for making payment of such additional Tax

(g) Tax Returns.

(i) During the period from the date of this Agreement to the Closing Date, Seller shall cause the Company and each of its Subsidiaries to prepare and timely file all Tax Returns required to be filed by it on or before the Closing Date in a manner consistent with past practice, except as otherwise required by applicable laws.

(ii) Seller shall timely prepare and file, or cause to be timely prepared and filed all Tax Returns of the Company and its Subsidiaries and all Tax Returns required to be filed with respect to the assets or activities of the Company and its Subsidiaries for all taxable periods that end on or before the Closing Date, and, with respect to such Tax Returns of the Company or its Subsidiaries, in a manner consistent with past practice for the entity to which such Tax Returns relates except as otherwise required by applicable laws and except insofar as such Tax Returns apply to transactions described in this Agreement. With respect to any such Tax Return that is an income Tax Return and that is filed after the Closing Date (other than any such income Tax Return to the extent relating to or including the Seller Excluded Businesses or any inventory subject to the Consignment Agreement), Seller shall furnish such Tax Return to Buyer for Buyer’s review and comment at least thirty (30) days prior to the due date for filing such Tax Return, including extensions, and Seller agrees to consider Buyer’s comments in good faith. With respect to a federal partnership income Tax Return for the Company for the period ending on the Closing Date (if such a Tax Return is required to be filed), Seller shall not file such Tax Return without the prior written consent of Buyer, which consent shall not be unreasonably withheld, provided that such consent shall only be required with respect to making the election referred to in Section 754 of the Code, and the application of the adjustment to the basis of the Company’s property pursuant to Section 743 of the Code. Except to the extent otherwise required pursuant to a Determination and except as provided in this Section 8.02(g)(ii) such Tax Returns shall not be amended without the prior written consent of Seller, which consent shall not be unreasonably withheld, provided that Seller may amend such Tax Returns (or cause them to be amended) if such amended Tax Returns are prepared and filed in a manner consistent with past practice for the entity to which such Tax Returns relate except as otherwise required by applicable laws or insofar as such Tax Returns apply to transactions described in this Agreement (“Past Practice”) and, to the extent such Tax Returns apply to or reflect the transactions described in this Agreement, consistently with this Agreement (including the Final Allocation). Seller shall furnish such amended Tax Return to Buyer at least thirty (30) days prior to the filing of such amended Tax Return. If Buyer shall disagree that such amended Tax Return is prepared in a manner consistent with Past Practice or, if applicable, with this Agreement (including the Final Allocation), Buyer shall inform Seller of such disagreement within seven (7) days of Buyer’s receipt of such amended Tax Return. If the Parties are unable to resolve such disagreement within seven (7) days of Buyer’s notification of disagreement to Seller, the determination of whether the amended Tax Return is prepared and filed in a manner consistent with Past Practice or, if applicable, with this Agreement (including the Final Allocation) shall be made by a nationally recognized firm of independent certified public accountants mutually selected by the Parties. If the Parties are unable to agree upon a nationally recognized firm of independent certified public accountants, then within twenty-one (21) days after Buyer’s receipt of such amended Tax Return, either Buyer or Seller may request the AAA to appoint a nationally recognized firm of independent certified public accountants to make such determination. If any amendment to a Tax Return filed by Seller results in any decrease in the tax basis of the Company’s assets or otherwise creates the need for an amendment of a Tax Return for the Company or its Subsidiaries for any period, including a Post-Closing Tax Period or a Straddle Period, Seller shall (A) notify Buyer of such amendment to a Tax Return filed by Seller if Buyer or the Company have not already been notified and (B) bear reasonable, out of pocket preparation and filing expenses incurred in amending such Tax Returns of the Company or its Subsidiaries to the extent such amendments are required by law and provided that Buyer shall provide to Seller a reasonable estimate of such expenses prior to the date on which such expenses are incurred. Upon the request of Buyer, Seller shall cause the Company to make the election referred to in Section 754 of the Code on its Tax Return for the tax year ending on the Closing Date.

(iii) Buyer shall cause the Company to timely prepare and file, or cause to be timely prepared and filed all Tax Returns of the Company and its Subsidiaries required to be filed with respect to a Straddle Period. Buyer shall cause the Company to furnish any such Tax Return to Seller for Seller’s review and comment at least thirty (30) days prior to the due date for filing such Tax Return and Buyer shall cause the Company to refrain from filing such Tax Return without the prior written consent of Seller, which consent shall not be unreasonably withheld. Except to the extent otherwise required pursuant to a Determination, Buyer shall cause the Company to refrain from amending (and shall not permit any of the Company’s Subsidiaries to amend) any such Tax Returns without the prior written consent of Seller, which consent shall not be unreasonably withheld; provided, that Seller may amend such Tax Returns (or cause them to be amended) with the prior written consent of Buyer, which consent shall not be unreasonably withheld.

(h) Cooperation.

(i) Seller and Buyer shall cooperate fully, as and to the extent reasonably requested by the other Party (and at the expense of the requesting Party), in connection with the filing of Tax Returns and any audit, litigation, proceeding, or other action with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(ii) The Seller shall, and shall cause the Company to, grant to Buyer or its designees access at all reasonable times to all of the Company’s and its Subsidiaries’ books and records relating to the Company and each of its Subsidiaries (including tax work papers and returns and correspondence with tax authorities), including the right to take extracts therefrom and make copies thereof, to the extent such books and records relate to Pre-Closing Tax Periods. Buyer shall bear all fees and costs incurred by Seller in granting the access to the books and records of the Company and its Subsidiaries pursuant to this Section 8.02(h)(ii).

(iii) Buyer acknowledges and agrees that the Company and its Subsidiaries shall grant to Seller or its designees and Buyer or its designees, and Buyer shall cause the Company and its Subsidiaries to grant to Seller or its designees and Buyer or its designees, access at all reasonable times to all of the Company’s and its Subsidiaries’ books and records relating to the Company and each of its Subsidiaries (including tax work papers and returns and correspondence with tax authorities), including the right to take extracts therefrom and make copies thereof. The Parties agree that the Company shall bear all fees and costs incurred by Seller or Buyer, as the case may be, in granting the access to the books and records of the Company and its Subsidiaries pursuant to this Section 8.02(h)(iii).

(iv) Buyer shall provide to Seller, on a timely basis, upon the request of Seller all powers of attorney or similar authorizations reasonably requested by Seller with respect to any audit, litigation, proceeding, or other action Seller is entitled to control pursuant to Section 8.02(i), subject to the limitations contained therein.

(i) Contests.

(i) Seller (at Seller’s own expense) shall be entitled to control the defense (including as to settlement, except as provided below) of any audit, litigation, proceeding, or other action with respect to Taxes (a “Tax Proceeding”) with respect to a Pre-Closing Tax Period (other than a Straddle Period, Straddle Periods being governed by Section 8.02(i)(iii) below) to the extent such audit, litigation, proceeding or other action relates to the Company or any of its Subsidiaries (“Pre-Closing Audits”), provided, however, that Seller shall not cause the Company or any of its Subsidiaries to enter into a settlement that by its terms, and without Buyer’s prior written consent, binds the Company or any of its Subsidiaries for a Post-Closing Tax Period as a result of the settlement of such Pre-Closing Audit. The Company shall be entitled to control such Tax Proceeding (at Seller’s expense) to the extent Seller does not exercise its right to control a Tax Proceeding pursuant to this Section 8.02(i)(i). The Parties agree that neither the Company nor any Subsidiary shall be permitted to settle, compromise, or discharge any Pre-Closing Audit, or admit any liability with respect thereto, without the prior written consent of Seller.

(ii) Notwithstanding Section 8.02(i)(i), Buyer (at Buyer’s own expense) shall be entitled to control the defense (including as to settlement, except as provided below) of any Tax Proceeding with respect to a Pre-Closing Tax Period (other than a Straddle Period, Straddle Periods being governed by Section 8.02(i)(iv) below) to the extent such Tax Proceeding relates to the Comfort Products Contributed Assets (“Pre-Closing Comfort Products Audit”), provided, however, that Buyer shall not cause the Company or any of its Subsidiaries to enter into a settlement that by its terms, and without Seller’s prior written consent, binds the Company or any its Subsidiaries for a Post-Closing Tax Period as a result of the settlement of such Pre-Closing Comfort Products Audit. The Company shall be entitled to control such Tax Proceeding (at Buyer’s expense) to the extent Buyer does not exercise its right to control a Tax Proceeding pursuant to this Section 8.02(i)(ii).

(iii) In the case of a Tax Proceeding for a Straddle Period, if such Tax Proceeding relates or could reasonably be expected to relate to both a claim for Company Taxes for a Pre-Closing Tax Period and a claim for Company Taxes for a Post-Closing Tax Period, and such claim for Company Taxes for a Pre-Closing Tax Period is not separable from such claim for Company Taxes for a Post-Closing Tax Period, the Company (if the claim for Company Taxes that are for a Post-Closing Tax Period exceeds or reasonably could be expected to exceed in amount the claim for Company Taxes for a Pre-Closing Tax Period) or otherwise Seller (Seller or the Company, as the case may be, the “Tax Contest Controlling Party”), shall be entitled to control the defense of such Tax Proceeding. In such case, the other Party (the “Tax Contest Non-Controlling Party”) shall be entitled to participate fully (at the Tax Contest Non-Controlling Party’s sole expense) in the conduct of such Tax Proceeding and the Tax Contest Controlling Party shall not settle, compromise, or discharge such Tax Proceeding without the consent of such Tax Contest Non-Controlling Party (which consent shall not be unreasonably withheld or delayed). The costs and expenses of conducting the defense of such Tax Proceeding shall be reasonably apportioned based on the relative amounts of the claim for Company Taxes for a Pre-Closing Tax Period and the claim for Company Taxes for a Post-Closing Tax Period.

(iv) Notwithstanding Section 8.02(i)(iii), in the case of a Tax Proceeding for a Straddle Period with respect to the Comfort Products Contributed Assets, if such Tax Proceeding relates or could reasonably be expected to relate to both a claim for Taxes with respect to the Comfort Products Contributed Assets (“Comfort Products Taxes”) for a Pre-Closing Tax Period and a claim for Comfort Products Taxes for a Post-Closing Tax Period, and such claim for Comfort Products Taxes for a Pre-Closing Tax Period is not separable from such claim for Comfort Products Taxes for a Post-Closing Tax Period, the Company (if the claim for Comfort Products Taxes that are for a Post-Closing Tax Period exceeds or reasonably could be expected to exceed in amount the claim for Comfort Products Taxes for a Pre-Closing Tax Period) or otherwise Buyer (Buyer or the Company, as the case may be, the “Comfort Products Tax Contest Controlling Party”), shall be entitled to control the defense of such Tax Proceeding. In such case, the other Party (the “Comfort Products Tax Contest Non-Controlling Party”) shall be entitled to participate fully (at the Comfort Products Tax Contest Non-Controlling Party’s sole expense) in the conduct of such Tax Proceeding and the Comfort Products Tax Contest Controlling Party shall not settle, compromise, or discharge such Tax Proceeding without the consent of such Comfort Products Tax Contest Non-Controlling Party (which consent shall not be unreasonably withheld or delayed). The costs and expenses of conducting the defense of such Tax Proceeding shall be reasonably apportioned based on the relative amounts of the claim for Comfort Products Taxes for a Pre-Closing Tax Period and the claim for Comfort Products Taxes for a Post-Closing Tax Period.

(j) Notwithstanding any other provision of this Agreement, (i) Seller shall be entitled to control in all respects, and neither Buyer nor any of its Affiliates shall be entitled to participate in, any audit, litigation, proceeding, or other action with respect to, or the preparation or filing of, any Tax Return (whether separate, affiliated, consolidated, combined, unitary or otherwise) that includes Seller or any of its Affiliates (other than a Tax Return that includes solely the Company or any of its Subsidiaries) or any Tax Return required to be filed with respect to the Seller Excluded Businesses or any inventory subject to the Consignment Agreement, and Seller shall not be required to provide any person with any such Tax Return or copy thereof, provided, however, that if any such audit, litigation, proceeding, or other action or amendment of any such Tax Return results in any decrease in the tax basis of the Company’s assets after the Closing Date or otherwise creates the need for an amendment of a Tax Return for the Company or its Subsidiaries for any period, including a Post-Closing Tax Period or a Straddle Period, Seller shall (A) notify Buyer of such decrease in tax basis or need for such amendment and (B) bear reasonable, out of pocket preparation and filing expenses incurred in amending such Tax Returns of the Company or its Subsidiaries to the extent such amendments are required by law and provided that the Company shall provide to Seller a reasonable estimate of such expenses prior to the date on which such expenses are incurred and (ii) Buyer shall be entitled to control in all respects, and Seller shall not be entitled to participate in, any audit, litigation, proceeding, or other action with respect to, or the preparation or filing of, any Tax Return (whether separate, affiliated, consolidated, combined, unitary or otherwise) that includes Buyer or any of its Affiliates (other than a Tax Return of the Company or any of its Subsidiaries), and Buyer shall not be required to provide any person with any such Tax Return or copy thereof, provided, however, that if any such audit, litigation, proceeding, or other action or amendment of any such Tax Return results in any decrease in the tax basis of the Company’s assets after the Closing Date or otherwise creates the need for an amendment of a Tax Return for the Company or its Subsidiaries for any period, including a Post-Closing Tax Period or a Straddle Period, Buyer shall (A) notify Seller of such decrease in tax basis or need for such amendment and (B) bear reasonable, out of pocket preparation and filing expenses incurred in amending such Tax Returns of the Company or its Subsidiaries to the extent such amendments are required by law and provided that Seller shall provide to Buyer a reasonable estimate of such expenses prior to the date on which such expenses are incurred. Notwithstanding any other provision, it is hereby agreed and understood that neither Seller, Buyer, nor the Company makes any representation as to the amount, quality or nature of Tax basis, net operating loss, credits, earnings and profits or other Tax Assets or benefits that may exist at any time in or with respect to the Company or any of its Subsidiaries, the Comfort Products Contributed Assets, nor with respect to any basis, amortization or other Tax effect that the transactions contemplated by this Agreement may have.

(k) For the absence of doubt, no Section 336(e) election shall be made in respect of any Company Subsidiary in connection with the transactions contemplated by this Agreement. Without the prior written consent of Seller, no election pursuant to Treasury Regulation Section 301.7701-2 or -3 with respect to the Company or any of its Subsidiaries shall be made and no action shall be taken that is inconsistent with the treatment of the Company as a partnership for federal income tax purposes and CIAC and CPR as corporations for federal income tax purposes.

(l) For a period of at least one (1) year following the Closing Date, Seller shall cause the 1% Holder to (i) remain a corporation or an entity treated as a corporation for federal income tax purposes and (ii) not liquidate or transfer its membership interests in the Company to Seller or an entity treated as disregarded from Seller for federal income tax purposes.

(m) Notwithstanding anything in this Agreement to the contrary, indemnification by Seller or Buyer for, in respect of or relating to Taxes shall be governed exclusively by this Section 8.02 and the provisions of Article IX shall not apply.

ARTICLE IX

INDEMNIFICATION

9.01 Post-Closing Indemnity by Seller. Subject to the provisions of Section 9.02, from and after the Closing, Seller shall indemnify and hold harmless Buyer and, for Third Party Claims only, Buyer, Buyer’s Affiliates and their respective directors, officers and employees (in each case excluding the Company, the Division Entities and any of their respective Subsidiaries) (each a “Buyer Claiming Party,” and collectively, the “Buyer Claiming Parties”) from and against any and all Damages incurred by such Buyer Claiming Parties arising out of, resulting from or related to:

(a) the failure of any representation or warranty of Seller contained in Article III to be true and correct;

(b) the failure by Seller to perform or satisfy any of the covenants and agreements made by Seller in this Agreement, other than covenants contained in Section 8.02, which shall be governed by such Section; and

(c) any Excluded Obligations.

Notwithstanding the above, the above provisions of this Section 9.01 shall not apply with respect to Taxes, all indemnification by Seller with respect to Taxes being provided in Section 8.02(b).

9.02 Limitations on Amount of Indemnity by Seller. Other than with respect to the failure of the representations and warranties contained in the first two sentences of Section 3.03(a) to be true and correct:

(a) Seller shall have no liability under Section 9.01(a) until the amount of Damages theretofore indemnifiable by Seller but for this sentence exceeds an aggregate amount equal to $2,500,000 (the “Seller Threshold”); in which case the Buyer Claiming Parties shall be entitled to indemnification of Damages covered by Section 9.01(a) only to the extent of such excess.

(b) Seller’s aggregate liability under Section 9.01(a) shall in no event exceed $86,000,000 (the “Seller Cap”).

Any payment made to Buyer by Seller pursuant to the indemnification obligations pursuant to this Section 9.02 shall constitute a reduction in the Purchase Price hereunder. Notwithstanding anything herein to the contrary, Seller shall have no obligation to indemnify for (i) any Damages that were reflected as a liability in the calculations of the Final Statement on Company Working Capital or (ii) any breach of the representation and warranties contained in Sections 3.07, 3.17 and 8.01 (except, in the case of Section 8.01(e), as provided in Section 8.02(b)). The obligation of Seller to indemnify (i) under Section 9.01(a) for any breach of any of the other representations or warranties made by Seller in Article III of this Agreement, shall terminate upon the termination of such representations and warranties pursuant to Section 9.10 and (ii) under Section 9.01(b) or (c), shall terminate upon the expiration of the statute of limitations in respect of claims related thereto, except in all cases as to matters as to which any Buyer Claiming Party has provided written notice of a claim for indemnification in accordance with Section 9.07 or 9.08, as applicable, on or prior to such date, in which case the right to indemnification with respect thereto shall survive such period until a final adjudication or resolution of such claim for indemnification.

9.03 Post-Closing Indemnity by Buyer. Subject to the provisions of Section 9.04, from and after the Closing, Buyer shall indemnify and hold harmless Seller and, for Third Party Claims only, Seller, Seller’s Affiliates and their respective directors, officers and employees (in each case excluding the Company, the Division Entities and any of their respective Subsidiaries) (each a “Seller Claiming Party,” and collectively, the “Seller Claiming Parties”) from and against any and all Damages incurred by such Seller Claiming Parties arising out of, resulting from or related to:

(a) the failure of any representation or warranty of Buyer contained in Article IV to be true and correct (other than Sections 4.22 and 4.23 which shall be governed by Section 8.02(b));

(b) the failure by Buyer to perform or satisfy any of the covenants and agreements made by Buyer in this Agreement (other than covenants contained in Section 8.02, which shall be governed by such Section); and

(c) any Comfort Products Excluded Obligations (other than Taxes, which shall be governed by Section 8.02(b)).

Notwithstanding the above, the above provisions of this Section 9.03 shall not apply with respect to Taxes, all indemnification by Buyer with respect to Taxes being provided in Section 8.02(b).

9.04 Limitations on Amount of Indemnity by Buyer. Other than with respect to the failure of the representations and warranties contained in the last three sentences of Section 4.04(a) to be true and correct:

(a) Buyer shall have no liability under Section 9.03(a) until the amount of Damages theretofore indemnifiable by Buyer but for this sentence exceeds an aggregate amount equal to $2,500,000 (the “Buyer Threshold”); in which case the Seller Claiming Parties shall be entitled to indemnification of Damages covered by Section 9.03(a) only to the extent of such excess.

(b) Buyer’s aggregate liability under Section 9.03(a) shall in no event exceed $86,000,000 (the “Buyer Cap”).

Any payment made to Buyer by Seller pursuant to the indemnification obligations pursuant to this Section 9.04 shall constitute an increase of the Purchase Price hereunder. Notwithstanding anything herein to the contrary, Buyer shall have no obligation to indemnify for (i) any Damages that were reflected as a liability in the calculations of the Final Statement on Comfort Products Working Capital or (ii) any breach of the representation and warranties contained in Sections 4.18 and 4.24. The obligation of Buyer to indemnify (i) under Section 9.03(a) for a breach of any of the other representations or warranties made by Buyer in Article IV of this Agreement, shall terminate upon the termination of such representations and warranties pursuant to Section 9.10, and (ii) under Section 9.03(b) or (c), shall terminate upon the expiration of the statute of limitations in respect of claims related thereto, except as to matters as to which any Seller Claiming Party has provided written notice of a claim for indemnification in accordance with Section 9.07 or 9.08, as applicable, on or prior to such date, in which case the right to indemnification with respect thereto shall survive such period until a final adjudication or resolution of such claim for indemnification.

9.05 Post-Closing Indemnity by the Company. From and after the Closing, the Parties shall cause the Company to indemnify and hold harmless (a) the Seller Claiming Parties from and against any and all Damages incurred by such Seller Claiming Parties arising out of, resulting from or related to any Accepted Obligations and (b) the Buyer Claiming Parties from and against any and all Damages incurred by such Buyer Claiming Parties arising out of, resulting from or related to any Comfort Products Liabilities. Notwithstanding the foregoing, this Section 9.05 shall not apply with respect to Taxes, all indemnification with respect to Taxes being provided in Section 8.02(b). The obligation of the Parties to cause the Company to indemnify under this Section 9.05 shall terminate upon the expiration of the statute of limitations in respect of claims related thereto, except as to matters as to which any Seller Claiming Party or Buyer Claiming Party, as the case may be, has provided written notice of a claim for indemnification in accordance with Section 9.07 or 9.08, as applicable, on or prior to such date, in which case the right to indemnification with respect thereto shall survive such period until a final adjudication or resolution of such claim for indemnification.

9.06 Other Indemnification Provisions.

(a) Notwithstanding anything to the contrary contained in this Article IX, no Party shall be liable for any indirect, special, exemplary or punitive damages, or any damages pursuant to any theory of loss based on a multiple of any type of earnings, revenue or related measures, related to or arising in connection with any matter which is the subject of this Article IX.

(b) In no event shall any Claiming Party recover more than once for any Damages, regardless of whether alternative theories of recovery exist under this Agreement or applicable Legal Requirements.

(c) Except as provided in Article VIII, this Article IX sets forth the Parties’ exclusive remedy for any damages, liabilities, obligations, penalties, fines, judgments, claims, losses, costs and expenses that may result from the breach of any of the representations or warranties contained in this Agreement or any other matter which is the subject of this Article IX, except for damages, liabilities, obligations, penalties, fines, judgments, claims, losses, costs and expenses resulting from fraud or willful misconduct of an Indemnifying Party or its Affiliates.

(d) Notwithstanding anything to the contrary contained in this Article IX, no claim for indemnity shall be made after the Closing by any Claiming Party for a breach of a particular representation, warranty or covenant if such breach arises out of or is related to matters within the Knowledge of such Claiming Party or any of its Affiliates at the Closing.

(e) If any Claiming Party receives any amounts in respect of Damages previously paid by the Indemnifying Party or obtains any judgment or award in any litigation relating to an Excluded Obligation of such Indemnifying Party which was previously paid by such Indemnifying Party, the Claiming Party shall distribute such amounts received to the Indemnifying Party.

(f) Insurance. Any indemnity payment due and payable by an Indemnifying Party under this Agreement shall be net of any insurance proceeds received by the Company or any of its Subsidiaries (to the extent of the Claiming Party’s interest in the Company) or the Claiming Party.

(g) Obligation to Mitigate. No Claim may be asserted nor proceeding commenced against any Indemnifying Party pursuant to Section 9.01, 9.03 or 9.05 to the extent that the Indemnifying Parties establish that (i) the Claiming Party had a reasonably opportunity, but failed, in good faith to mitigate the Damage or (ii) such Damage arises from or was caused by actions taken or failed to be taken by the Claiming Party after the Closing.

9.07 Indemnification Procedures. In the event any Buyer Claiming Party or Seller Claiming Party (the “Claiming Party”) should have a claim under this Article IX (a “Claim”) against any indemnifying Party (the “Indemnifying Party”) that does not involve a Claim being asserted against or sought to be collected from such Claiming Party by a third party, the Claiming Party shall deliver prompt written notice of such Claim as to which the Claiming Party proposes to demand indemnification hereunder, within twenty (20) days after learning of such Claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim), together with a statement specifying the basis of such Claim (the “Party Claim Notice”). Such notice shall (i) describe the claim in reasonable detail, and (ii) indicate the amount (estimated, if necessary, and to the extent feasible) of the Damages that have been or may be suffered by the Claiming Party. The failure or delay by any Claiming Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have to such Claiming Party, except to the extent that the Indemnifying Party has been actually prejudiced by such failure or delay. The Indemnifying Party must provide written notice to the Claiming Party that it is disputing the claim for indemnification against it (the “Party Indemnification Notice”). If the Indemnifying Party does not provide the Claiming Party with the Party Indemnification Notice within 60 business days following its receipt of the Party Claim Notice that the Indemnifying Party disputes its liability to the Claiming Party, such Claims specified by the Claiming Party in such notice shall be conclusively deemed a liability of the Indemnifying Party, and the Indemnifying Party shall pay the amount of such liability to the Claiming Party on demand or, in the case of any notice in which the amount of the Claims (or any portion thereof) is estimated, on such later date when the amount of such Claim (or such portion thereof) becomes finally determined.

9.08 Procedures for Third-Party Claims. The following procedures shall apply to all matters or circumstances that may result in Damages by reason of a Claim brought by a third party against the Claiming Party, but not including Claims for Taxes, which are governed by Section 8.02, including, but not limited to a Claim that may be asserted by a Governmental Authority, (a “Third Party Claim,” provided that the term “Third Party Claim” shall include a Claim that may be asserted by an employee of a Party, the Company or their respective Affiliates).

(a) Notice. The Claiming Party shall give the Indemnifying Party prompt written notice of any Third Party Claim as to which the Claiming Party proposes to demand indemnification hereunder, within twenty (20) days after learning of such Third Party Claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim), together with a statement specifying the basis of such Third Party Claim (the “Third Party Claim Notice”). The Third Party Claim Notice shall (i) describe the claim in reasonable detail, and (ii) indicate the amount (estimated, if necessary, and to the extent feasible) of the Damages that have been or may be suffered by the Claiming Party. The right to indemnification hereunder will not be affected by any failure of a Claiming Party to give such notice (or delay by any Claiming Party in giving such notice) unless (and then only to the extent that) the rights and remedies of the Indemnifying Party have been actually prejudiced as a result of the failure to give, or the delay in giving, such notice. The Indemnifying Party must provide written notice to the Claiming Party that it is either (i) assuming responsibility for the Third Party Claim or (ii) disputing the claim for indemnification against it (the “Third Party Indemnification Notice”). If the Indemnifying Party does not provide the Claiming Party with the Third Party Indemnification Notice within 60 business days following its receipt of the Third Party Claim Notice that the Indemnifying Party disputes its liability to the Claiming Party, such Claims specified by the Claiming Party in such notice shall be conclusively deemed a liability of the Indemnifying Party, and the Indemnifying Party shall pay the amount of such liability to the Claiming Party on demand or, in the case of any notice in which the amount of the Claims (or any portion thereof) is estimated, on such later date when the amount of such Claim (or such portion thereof) becomes finally determined.

(b) Control of Third-Party Claims. Third-Party Claims shall be controlled as follows:

(i) The Indemnifying Party shall be the Person entitled to control the defense of such Third Party Claim (the “Controlling Party”) and shall: (A) retain counsel of its own choosing, which counsel shall be reasonably acceptable to the Claiming Party, and (B) control and direct the defense of any such Third Party Claim, including the development and implementation of legal strategy for such Third Party Claim, subject to Section 9.08(c).

(c) Settlements. No Party shall have any liability for any settlement or compromise effected without its consent, which consent shall not be unreasonably withheld or delayed. No Controlling Party may effect any settlement or compromise unless the Claiming Party has no liability or obligation in connection therewith which is not fully satisfied by the Controlling Party.

(d) Conflicts of Interest. The Claiming Party in respect of any Claim shall be entitled to engage separate counsel of its choice to participate in the defense of such Claim; provided that, except as set forth in the remainder of this Section 9.08(d), the fees and expenses of such separate counsel shall be borne solely by the Claiming Party and shall not be subject to reimbursement by the Indemnifying Party; and provided, further, that this sentence shall not affect, in any respect, the control of such Claim as provided in Section 9.08(b). Notwithstanding the foregoing, if the defendants in a Claim include both a Claiming Party and the Indemnifying Party, and counsel to the Claiming Party (or, if the Claiming Party is the Controlling Party, counsel to the Indemnifying Party) shall have reasonably concluded that joint representation would be inappropriate due to potential or actual conflicts of interest between the Controlling Party, the Indemnifying Party and/or the Claiming Party, the Claiming Party shall have the right to retain a single firm of separate counsel reasonably acceptable to the Controlling Party (and, if the Claiming Party is the Controlling Party, the Indemnifying Party) (each of which consents shall be timely sought and shall not be unreasonably withheld or delayed) to participate in the defense of that Claim on behalf of such Claiming Party and at the expense of the Indemnifying Party.

(e) Status. The Controlling Party shall at the request of the Claiming Party from time to time notify the Claiming Party regarding the status, including any significant developments, with respect to Third Party Claims the defense of which is being conducted by the Controlling Party on behalf of a Claiming Party (or the Indemnifying Party, as the case may be).

(f) Defense of Claims against Officers and Directors. Notwithstanding any provision to the contrary regarding the rights of an Indemnifying Party to be the Controlling Party with respect to Third Party Claims, to the extent that any executive officer or director of a Party is named as a defendant in a Third Party Claim under circumstances in which such individual is a Claiming

Party, that individual nevertheless may, at its sole discretion, conduct its own defense or elect to transfer the defense to the Indemnifying Party, in either situation with the cost of the defense to be borne by the Indemnifying Party.

9.09 Mutual Assistance. The Indemnifying Party and the Claiming Party shall reasonably cooperate with each other in the defense of any Claim subject to indemnity pursuant to this Article IX. Without limiting the foregoing, after the Closing, Seller agrees that it will, and that it will cause its controlled Affiliates to, and Buyer agrees that it will, and will cause its controlled Affiliates to, and the Parties agree to cause the Company and its Subsidiaries to, cooperate with each of the Parties and their respective Subsidiaries, generally seek to avoid the imposition of regulatory sanctions on the Parties, the Company or their respective Subsidiaries to the extent reasonable under the circumstances, and furnish to each of them access to such employees and other Persons under their control, and such information, documents, records, evidence, testimony and other assistance as any of them may reasonably request, in connection with any actions, proceedings, arrangements or disputes of any nature involving or affecting the Company or its Subsidiaries that reasonably relate to matters that occurred prior to the Closing and in which any of them, as the case may be, was involved or for which such Person has records, information or knowledge. The reasonable expenses incurred by any Person in complying with any request for cooperation pursuant to this Section 9.09 shall be borne by the Indemnifying Party or other Person requesting such cooperation; provided, however, that such expenses shall not include incidental time incurred by employees of any Party responding to such a request for cooperation.

9.10 Survival of Representations and Warranties. The representations and warranties set forth in Sections 3.01, 3.02, 3.03, 4.01, 4.03, 4.04, 4.22, 4.23, 4.27 and 8.01(e) shall survive the Closing until the expiration of the statute of limitation in respect of claims related thereto. Notwithstanding anything herein to the contrary, the representations and warranties set forth in Sections 3.07, 3.17, 4.18, 4.24 and 8.01 (other than 8.01(e)) shall not survive the Closing. The representations and warranties set forth in the remainder of Articles III and IV shall survive the Closing for a period of twelve months.

ARTICLE X

CONDITIONS TO THE CLOSING

10.01 Mutual Conditions to the Obligations. The obligations of Seller and Buyer to consummate the Closing shall be subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of the following conditions:

(a) no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order, award, temporary restraining order, preliminary or permanent injunction, or other order which is then in effect and has the effect of making the Closing illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by (i) this Agreement or (ii) the Ancillary Agreements (in the case of clause (ii), such transactions the failure of which to be so consummated would reasonably be expected, either individually or in the aggregate, to have a Company Material Adverse Effect or a Buyer Material Adverse Effect); and

(b) any waiting period(s) (and any extension(s) thereof) applicable to the transactions contemplated by this Agreement or the Ancillary Agreements under the HSR Act shall have been terminated or shall have expired, and any other approvals or clearances of any Governmental Authority shall have been obtained, except for such approvals or clearances the failure of which to obtain would not, either individually or in the aggregate, result in a Company Material Adverse Effect or a Buyer Material Adverse Effect;

(c) Buyer shall be entitled to draw down the Acquisition Financing on the terms contemplated by the Amendment and the Revolving Credit Agreement, or shall have otherwise obtained financing; and

(d) the Company shall have entered into a facility agreement (the “JV Revolving Credit Agreement”) for the JV Financing on terms reasonably satisfactory to the Parties. As of the Closing Date, the JV Revolving Credit Agreement shall be valid, binding in full force and effect and enforceable against the parties thereto in accordance with its terms, the conditions precedent under the JV Revolving Credit Agreement shall have been satisfied (excluding conditions that by their terms are to be satisfied on the Closing Date) or waived in accordance with their terms, and the Company shall be entitled to draw down the JV Financing on the terms contemplated by the JV Revolving Credit Agreement;

(e) Seller and the Company shall have entered into the Transition Services Agreement in a form and substance acceptable to Buyer and Seller;

(f) Buyer and Seller shall have entered into the Head Office Amendment in a form and substance acceptable to Buyer and Seller;

(g) Buyer, Comfort Products and the Company shall have entered into the Comfort Products Transition Services Agreement in a form and substance acceptable to Buyer and Seller; and

(h) Buyer, Seller and the Company shall have entered into the Employee Transition Services Agreement in a form and substance acceptable to Buyer and Seller.

10.02 Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing shall be further subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) the representations and warranties of Seller set forth in this Agreement, shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event as of such specified date); provided that the condition in this Section 10.02(a) shall be deemed to have been satisfied even if any representations or warranties of Seller are not so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) unless the failure of such representations and warranties of Seller to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect. Notwithstanding anything to the contrary herein, no representation and warranty with respect to the Company will be considered untrue or incorrect as of the Closing Date as a result of the Restructuring;

(b) Seller shall have performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing;

(c) Buyer shall have received a certificate of Seller signed by an executive officer of Seller to evidence satisfaction of the conditions set forth in Sections 10.02(a) and (b); and

(d) Each of Seller and each applicable Subsidiary of Seller shall have executed and delivered to the other parties thereto each of the Ancillary Agreements (other than the Ancillary Agreements specifically addressed in Sections 10.01(e), (f), (g) and (h)) to which it is a named party.

10.03 Conditions to Obligations of Seller. The obligation of Seller to effect the Closing shall be further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) the representations and warranties of Buyer set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event as of such specified date); provided that the condition in this Section 10.03(a) shall be deemed to have been satisfied even if any representations or warranties of Buyer are not so true and correct (without giving effect to any limitation as to “materiality”, “Buyer Material Adverse Effect” or “Comfort Products Material Adverse Effect” set forth therein), unless the failure of such representations and warranties of Buyer to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Buyer Material Adverse Effect;

(b) Buyer shall have performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing;

(c) Seller shall have received a certificate of Buyer signed by the Chief Executive Officer or the Chief Financial Officer of Buyer to evidence satisfaction of the conditions set forth in Sections 10.03(a) and (b);

(d) Each of Buyer and each applicable Subsidiary of Buyer shall have executed and delivered to the other parties thereto each of the Ancillary Agreements (other than the Ancillary Agreements specifically addressed in Sections 10.01(e), (f), (g) and (h)) to which it is a named party;

(e) as of the Closing Date, the issuance of the Stock Consideration shall not be prohibited by applicable Legal Requirements;

(f) Seller shall have received the certificate of Buyer referred to in Section 2.03(a)(iii);

(g) as of the Closing Date, the Common Stock shall be listed for trading on the NYSE and the Class B Common Stock shall be listed for trading on the AMEX;

(h) as of the Closing Date, the Revolving Credit Agreement shall be in full force and effect and enforceable against the parties thereto in accordance with its terms, and the conditions precedent under Section 2 of the Amendment shall have been satisfied (excluding conditions that by their terms are to be satisfied on the Closing Date) or waived in accordance with their terms; and

(i) a majority of the “disinterested directors” (as such term is defined in Section 607.0901 of the Florida Business Corporation Act) of Buyer shall have approved the execution, delivery and performance of this Agreement and each of the Ancillary Agreements, and the transactions contemplated by this Agreement and each of the Ancillary Agreements.

ARTICLE XI

TERMINATION

11.01 Termination. This Agreement may only be terminated and the Closing contemplated hereby may be abandoned at any time prior to Closing:

(a) by mutual written consent of Seller and Buyer;

(b) by either Buyer or Seller if any court or other Governmental Authority of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Closing and such order, decree, ruling or other action is or shall have become final and non-appealable;

(c) by either Buyer or Seller if the Closing Date shall not have occurred on or before the date that is 7 months after the date hereof and is not otherwise extended by the mutual agreement of the Parties (the “Termination Date”); provided, however, that such date shall be extended by an additional 90 days if (i) the condition set forth in Section 10.01(b) shall not have been satisfied prior such date, and (ii) all other conditions to the Closing in this Agreement have been satisfied or waived, excluding conditions that by their terms are to be satisfied on the Closing Date (and Section 11.01(b) is not applicable); provided, further that the right to terminate this Agreement pursuant to this Section 11.01 shall not be available to the Party seeking to terminate if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Closing Date has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(d) by Seller if there has been a Buyer Change of Control;

(e) by Buyer if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Seller contained in this Agreement such that the conditions set forth in Sections 10.02(a) or 10.02(b) would not be satisfied and, in either such case, such breach has not been or cannot be cured within a period of 60 days following the delivery of written notice to Seller of such breach by Buyer and has not been waived by Buyer; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 11.01(e) if Buyer is then in material breach of any of its covenants or agreements contained in this Agreement;

(f) by Seller if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Buyer contained in this Agreement such that the conditions set forth in Sections 10.03(a) or 10.03(b), would not be satisfied and, in any such case, such breach has not been or cannot be cured within a period of 60 days following the delivery of written to Buyer of such breach by Seller and has not been waived by Seller; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 11.01(f) if Seller is then in material breach of any of its covenants or agreements contained in this Agreement; or

(g) if the Buyer requests that Seller accept an Average Trading Price of $20 pursuant to Section 1.03(a)(i) and Seller does not give the Buyer a notice accepting that request before Closing in accordance with Section 1.03(a)(i)(A).

11.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party hereto, except:

(a) the terms of this Section 11.02, Section 5.13 and Article XII shall survive any termination of this Agreement; and

(b) nothing herein shall relieve any Party from liability for fraud or for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

ARTICLE XII

MISCELLANEOUS

12.01 Costs and Expenses. Except as otherwise provided herein, each of the Parties shall bear its own expenses (including, but not limited to, fees and expenses of counsel, accountants, bankers and other professionals) incurred by it in connection with the negotiation, preparation, execution and closing of this Agreement and the transactions contemplated hereby; provided, however, that notwithstanding the foregoing, the Company shall be responsible for and shall pay all transfer, sales, use and other similar non-income Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement, including all such Taxes resulting from the Restructuring described in Section 1.01 and including all such Taxes resulting from the contribution of the Comfort Products Contributed Assets to the Company.

12.02 Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any Party to another (herein collectively called “Agreement Notice”) shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by telecopier, as follows:

IF TO BUYER:	Watsco, Inc.
2665 South Bayshore Drive
Suite 901
Coconut Grove, FL 33133
Attn: Barry S. Logan,
Senior Vice President
Telecopy No. (305) 858-4492

With a copy to:

Akerman Senterfitt
One S.E. 3rd Avenue, 28th Floor
Miami, Florida 33131
Attn: Stephen K. Roddenberry
Telecopy No. (305) 374-5095

IF TO SELLER:	Carrier Corporation
One Carrier Place
Farmington, CT 06034-4015
Attn: Donald K. Cawley, Esq.,
General Counsel
Telecopy No. (860) 674-3246

With a copy to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, New York 10019
Attn: Richard D. Katcher, Esq.
Igor Kirman, Esq.
Telecopy No. (212) 403-2000

Each of the above addresses for notice purposes may be changed by providing appropriate notice hereunder. Agreement Notice given by personal delivery or registered mail shall be effective upon actual receipt. Agreement Notice given by telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next normal business day after receipt if not received during the recipient’s normal business hours. All Agreement Notices by telecopier shall be confirmed by the sender thereof promptly after transmission in writing by registered mail or personal delivery. Anything to the contrary contained herein notwithstanding, notices to any Party shall not be deemed effective with respect to such Party until such Agreement Notice would, but for this sentence, be effective both as to such Party and as to all other Persons to whom copies are to be given as provided above.

12.03 Dispute Resolution.

(a) Initial Dispute Resolution Procedures. Any dispute, claim or controversy (a “Dispute”) related to or arising out of this Agreement (other than with respect to any Dispute involving a Purchase Price Adjustment), including any such Dispute among the Company, Seller and Buyer, shall be subject to the following dispute resolution procedure: first, such Dispute shall be addressed to the President of the Company and the President of the Carrier North America operating division (or equivalent level manager) for discussion and attempted resolution; second, if any such Dispute cannot be resolved by such individuals within twenty (20) business days from the date that the Dispute is submitted to such Persons, then such Dispute shall be immediately referred to the appropriate, respective senior officer of each of Seller and Buyer (or equivalent level person) for discussion and attempted resolution; third, if any such Dispute cannot be resolved by such officers within twenty (20) business days from the date that the Dispute is submitted to such Persons, then such Dispute shall be immediately referred to the respective Chief Executive Officers of each of Seller and Buyer (or equivalent level person) for discussion and attempted resolution; and fourth, if any such Dispute cannot be resolved by such Chief Executive Officers within twenty (20) business days from the date that the Dispute is submitted to such Persons, then such dispute shall be immediately referred to non-binding mediation as provided in Section 12.03(b) below.

(b) Mediation. Following the initial dispute resolution procedures set forth in Section 12.03(a), the Parties agree to submit any Dispute (other than with respect to any Dispute involving a Purchase Price Adjustment) to mediation before a neutral mediator in Wilmington, Delaware who will be requested to conduct informal, nonbinding mediation of the Dispute. Each Party will work with the other to select an acceptable mediator and to work with the mediator to resolve the Dispute. The mediation process shall continue until the Dispute is resolved or until either the mediator makes a finding that there is no possibility of settlement through the mediation or one of the Parties elects not to continue the mediation (“Mediation Termination”).

(c) Litigation. In the event of a Mediation Termination, then such Dispute shall be resolved through legal action or proceeding in state or federal courts located in the State of Delaware. Each Party irrevocably submits to the jurisdiction of the state and federal courts located in the State of Delaware, in any action or proceeding arising out of or relating to this Agreement, and each Party hereby irrevocably agrees that all claims in respect of any such action or proceeding must be brought and/or defended in such court; provided, however, that matters which are under the exclusive jurisdiction of the Federal courts shall be brought in the Federal District Court for the District of Delaware and any court of appeal therefrom; and each Party hereby waives any obligation or requirement to post any bond on appeal. Each Party agrees that service of process on such Party as provided in Section 12.02 shall be deemed effective service of process on such Party. Service made pursuant to the foregoing sentence shall have the same legal force and effect as if served upon such Party personally within the State of Delaware, and each Party irrevocably waives, to the fullest extent each may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

(d) Governing Law. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction).

12.04 Entire Agreement; Amendments and Waivers. This Agreement, the Ancillary Agreements and the Confidentiality Agreement (as amended by Section 5.13(b)) together with all exhibits and schedules attached hereto, constitutes the entire agreement between and among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

12.05 Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any Party without the prior written consent of the other Party.

12.06 No Third Party Beneficiaries. The Parties agree that the provisions of this agreement are intended for the benefit of, and are enforceable by, each Party. Nothing in this Agreement, express or implied, is intended to confer upon any Person or entity other than the Parties, and their respective permitted successors and assigns, any rights, remedies, claims, benefits or obligations hereunder; provided, that the Persons indemnified under Article IX are intended to be third party beneficiaries of Article IX.

12.07 Remedies; Specific Performance. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any Party shall not preclude or constitute a waiver of its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights and remedies a Party may have by law, statute or otherwise. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such damages would not be fully compensable by an award of money damages. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting a bond or other undertaking, this being in addition to any other remedy to which they are entitled at law or in equity.

12.08 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

12.09 Exhibits and Schedules. The Seller Disclosure Schedule, the Buyer Disclosure Schedule, and the Exhibits hereto are hereby incorporated into this Agreement and hare hereby made a part hereof as if set out in full in this Agreement. The Seller Disclosure Schedule and the Buyer Disclosure Schedule shall each be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify (a) the corresponding section of this Agreement and (b) the other sections of this Agreement, to the extent that it is reasonably apparent on its face that it also qualifies or applies to such other sections. The inclusion of any information in any Exhibit, the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect, a Buyer Material Adverse Effect or a Comfort Products Material Adverse Effect, or is outside the ordinary course of business.

12.10 Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.11 Headings, References and Construction.

(a) The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties.

(b) Whenever required by the context, and as used in this Agreement, the singular number shall include the plural and pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification the Person may require. References to monetary amounts, specific named statutes and generally accepted accounting principles are intended to be and shall be construed as references to United States dollars, statutes of the United States of the stated name and United States generally accepted accounting principles, respectively, unless the context otherwise requires.

(c) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any Party irrespective of which Party caused such provisions to be drafted. Each of the Parties acknowledge that it has been represented by an attorney in connection with the preparation and execution of this Agreement.

(d) Wherever used, “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term.

12.12 Survival. Except as expressly provided in this Agreement, any provision of this Agreement which contemplates performance or the existence of obligations after the Closing Date, and any and all representations and warranties set forth in this Agreement, shall not be deemed to be merged into or waived by the execution and delivery of the instruments executed at the Closing, but shall expressly survive the Closing and shall be binding upon the Party or Parties obligated thereby in accordance with the terms of this Agreement.

ARTICLE XIII

DEFINITIONS

13.01 Definitions. Capitalized terms used in this Agreement are used as defined in this Article XIII or elsewhere in this Agreement.

(1) 1% Holder. The term “1% Holder” has the meaning set forth in Recital C.

(2) 60% Interest. The term “60% Interest” has the meaning set forth in Section 1.02(b).

(3) AAA. The term “AAA” has the meaning set forth in Section 1.07(b).

(4) Accepted Obligations. The term “Accepted Obligations” means all (a) liabilities and obligations of the Company and the Division Entities as at Closing, other than Excluded Obligations and other than liabilities or obligations in respect of Company Taxes, but including, without limiting the foregoing, obligations other than Company Taxes to the extent reflected on the Acquisition Balance Sheet, as well as (b) any liabilities for which reserves are included on the books and records of the Company pursuant to Section 5.24, to the extent such reserves are so taken.

(5) Acquisition Balance Sheet. The term “Acquisition Balance Sheet” has the meaning set forth in Section 3.08(a).

(6) Acquisition Financing. The term “Acquisition Financing” has the meaning set forth in Section 4.25(a).

(7) Affiliate. The term “Affiliate” shall mean, with respect to a specified Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to substantially direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, as director or manager, as trustee or executor, by contract or credit arrangement or otherwise.

(8) Agreement. The term “Agreement” has the meaning set forth in the preamble.

(9) Agreement Notice. The term “Agreement Notice” has the meaning set forth in Section 12.02.

(10) Allocable Purchase Price. The term “Allocable Purchase Price” has the meaning set forth in Section 1.08(b).

(11) Amendment. The term “Amendment” has the meaning set forth in Section 4.25(a).

(12) AMEX. The term “AMEX” has the meaning set forth in Section 2.03(a)(iii).

(13) Ancillary Agreements. The term “Ancillary Agreements” shall mean the Operating Agreement, the Transition Services Agreement, the Head Office Amendment, the Comfort Products Transition Services Agreement, the Employee Transition Services Agreement, the Shareholder Agreement, the Distributor Agreements, the Consignment Agreement and the Trade Name Agreement.

(14) Antitrust Counsel Only Material. The term “Antitrust Counsel Only Material” shall have the meaning set forth in Section 5.16(e).

(15) Applied Business. The term “Applied Business” shall mean the business of the Company other than the business appointed to the Company under Section 1.1 of any Distributor Agreement to which the Company is a named party.

(16) Average Trading Price. The term “Average Trading Price” has the meaning set forth in Section 1.03(a)(i).

(17) Balance Sheet Date. The term “Balance Sheet Date” shall mean March 31, 2009.

(18) Benefit Continuation Period. The term “Benefit Continuation Period” has the meaning set forth in Section 5.01(b).

(19) Business Plan. The term “Business Plan” has the meaning set forth in Section 5.15.

(20) Buyer. The term “Buyer” has the meaning set forth in the preamble.

(21) Buyer Balance Sheet. The term “Buyer Balance Sheet” has the meaning set forth in Section 4.08(b).

(22) Buyer Balance Sheet Date. The term “Buyer Balance Sheet Date” shall mean December 31, 2008.

(23) Buyer Cap. The term “Buyer Cap” has the meaning set forth in Section 9.04(b).

(24) Buyer Change of Control. The term “Buyer Change of Control” shall mean a transaction or series of transactions (or the entry by Buyer, its stockholders, or any of its Subsidiaries into an agreement to effect such a transaction or series of transactions) with Buyer, its stockholders, or any of its Subsidiaries, on one hand, and any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) on the other hand, with respect to (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Buyer or its Subsidiaries in which the shareholders of Buyer immediately prior to such transaction shall own less than fifty percent (50%) of the total voting power of all shares of voting securities of the surviving entity (or its ultimate parent) outstanding immediately after such transaction, (b) any purchase of an equity interest (including by means of a tender or exchange offer) resulting in any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) beneficially owning (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) greater than fifty percent (50%) of the total voting power in Buyer, other than, in each case, Mr. Albert Nahmad and any Related Affiliate (as defined in the Shareholder Agreement), or (c) any purchase of assets, securities or ownership interests resulting in any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) owning greater than fifty percent (50%) of the consolidated assets of Buyer and its Subsidiaries taken as a whole (including stock of Buyer’s Subsidiaries). A Buyer Change of Control shall be also deemed to have occurred if the Continuing Directors cease for any reason to constitute at least a majority of Buyer’s board of directors.

(25) Buyer Claiming Parties. The term “Buyer Claiming Parties” has the meaning set forth in Section 9.01.

(26) Buyer Claiming Party. The term “Buyer Claiming Party” has the meaning set forth in Section 9.01.

(27) Buyer Disclosure Schedule. The term “Buyer Disclosure Schedule” has the meaning set forth in the introduction to Article IV.

(28) Buyer Governing Documents. The term “Buyer Governing Documents” has the meaning set forth in Section 4.02.

(29) Buyer Material Adverse Effect. The term “Buyer Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is materially adverse to the business, operations, financial condition or results of operations of Buyer and its Subsidiaries taken as a whole; provided, that no event, change, circumstance, effect or state of facts shall be deemed (individually or in the aggregate) to constitute, nor shall any of the foregoing be taken into account in determining whether there has been, a Material Adverse Effect, to the extent that such event, change, circumstance, effect or state of facts results from, arises out of, or relates to (i) a deterioration in the economy or in the economic conditions generally affecting the industry in which Buyer or any of its Subsidiaries operates or generally affecting the economy or the financial, debt, credit, or securities markets in the United States or elsewhere, (ii) any change in applicable Legal Requirements, GAAP or accounting requirements or principles, (iii) the announcement or the existence of, or compliance with, this Agreement or the announcement of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements, (iv) the failure of Buyer or any of its Subsidiaries to meet any expected or projected financial or operating performance target (provided that the event, change, circumstance, effect or state of facts giving rise to such failure may (except as provided above) be considered in determining whether a Buyer Material Adverse Effect has occurred), (v) any action taken or omitted to be taken that (A) is required to be taken or omitted by Buyer or its Subsidiaries under this Agreement or (B) is by or at the written request or with the written consent of Seller, (vi) any fees or expenses incurred in connection with the transactions contemplated by this Agreement, (vii) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement or (viii) the effect of any matter which is specifically disclosed in the Buyer Disclosure Schedule.

(30) Buyer Plans. The term “Buyer Plans” has the meaning set forth in Section 4.07(a).

(31) Buyer SEC Reports. The term “Buyer SEC Reports” has the meaning set forth in Section 4.08(a).

(32) Buyer Threshold. The term “Buyer Threshold” has the meaning set forth in Section 9.04(a).

(33) California Business. The term “California Business” means any and all business of the Company conducted in the states of California and Nevada, and any business of Seller or any of its Affiliates, including Edward B. Ward & Company, Inc., a California corporation, conducted through the Company, in each case including the distribution and sale of products, equipment, parts and accessories by or through the Company in California or Nevada, or from business locations in California or Nevada.

(34) Capital Stock. The term “Capital Stock” means the shares of Buyer’s common stock, par value $.50 per share ( the “Common Stock”) and the shares of Buyer’s Class B common stock, par value $.50 per share (the “Class B Common Stock”).

(35) Carrier Transferred Employees. The term “Carrier Transferred Employees” shall mean employees of Seller and its Affiliates who are, as of immediately prior to the Closing, primarily employed in the business of the Company and its Subsidiaries (for the avoidance of doubt, including employees absent on the Closing Date due to vacation, illness, short-term disability, or other leave of absence, but excluding employees absent on the Closing Date due to long-disability). Notwithstanding the foregoing, the Excluded Carrier Employees shall not be Carrier Transferred Employees.

(36) Cash Consideration. The term “Cash Consideration” has the meaning set forth in Section 1.03(a)(ii).

(37) CIAC. The term “CIAC” has the meaning set forth in Recital A.

(38) Claim. The term “Claim” has the meaning set forth in Section 9.07.

(39) Claiming Party. The term “Claiming Party” has the meaning set forth in Section 9.07.

(40) Class B Common Stock. The term “Class B Common Stock” has the meaning set forth in the definition of “Capital Stock.”

(41) Closing. The term “Closing” has the meaning set forth in Section 2.01.

(42) Closing Date. The term “Closing Date” has the meaning set forth in Section 2.01.

(43) Closing Inventory. The term “Closing Inventory” has the meaning set forth in Section 5.17.

(44) Code. The term “Code” has the meaning set forth in Section 8.01(k).

(45) Comfort Employees. The term “Comfort Employees” shall mean employees of Buyer and its Affiliates who are, as of immediately prior to the Closing, primarily employed in the business of Comfort Products (for the avoidance of doubt, including employees absent on the Closing Date due to vacation, illness, short-term disability, or other leave of absence, but excluding employees absent on the Closing Date due to long-disability).

(46) Comfort Products. The term “Comfort Products” has the meaning set forth in Recital D.

(47) Comfort Products Balance Sheet. The term “Comfort Products Balance Sheet” has the meaning set forth in Section 4.09(a).

(48) Comfort Products Balance Sheet Date. The term “Comfort Products Balance Sheet Date” shall mean March 31, 2009.

(49) Comfort Products Contributed Assets. The term “Comfort Products Contributed Assets” shall mean all of the property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, relating to the businesses and operations of Comfort Products, including, without limiting the foregoing, the following (but excluding the Comfort Products Excluded Assets):

(i) all Comfort Products Leased Real Property, including all Comfort Products Leases;

(ii) all Tangible Comfort Products Properties;

(iii) all inventory and accounts receivable of Comfort Products;

(iv) all Contracts of Comfort Products;

(v) all Contracts between Buyer or one of its Subsidiaries, on the one hand, and any customer of Comfort Products, on the other, pursuant to which services of Comfort Products are to be delivered to such customer, including any assets or rights of customers that are held by Buyer or its Subsidiaries pursuant to any such Contract;

(vi) all Permits relating to the businesses and operations of Comfort Products and for the ownership and use of its properties and assets, and all pending applications therefor or renewals thereof;

(vii) all data and records related to the operations of Comfort Products, including client and customer lists and records, referral sources, research and development reports and records, personnel records, distribution reports and records, service and warranty records, equipment logs, operating guides and manuals, financial and accounting records, creative materials, advertising materials, promotional materials, studies, reports, correspondence and other similar documents and records;

(viii) all of the intangible rights and property of Comfort Products, including all Comfort Products Intellectual Property (including any licenses and applications with respect thereto), customer accounts of Comfort Products and the customer relationships and goodwill relating thereto, going concern value, goodwill, telephone, telecopy and e-mail addresses and listings;

(ix) all insurance benefits, including rights and proceeds, arising from or relating to the Comfort Products Contributed Assets or the Comfort Products Liabilities prior to the Closing;

(x) all claims of Comfort Products or Buyer or any of its Subsidiaries against third parties relating to the Comfort Products Contributed Assets, whether known or unknown, contingent or non-contingent; and

(xi) all rights of Comfort Products relating to deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof.

Notwithstanding the foregoing, the contribution of the Comfort Products Contributed Assets pursuant to this Agreement shall not include the assumption of any liability related to the Comfort Products Contributed Assets except to the extent such liability is a Comfort Products Liability or (ii) the Comfort Products Excluded Assets, which shall remain the property of Comfort Products after the Closing.

(50) Comfort Products Excluded Assets. The term “Comfort Products Excluded Assets” shall mean the following assets of Comfort Products:

(i) all cash as at Closing;

(ii) all minute books, stock records and corporate seals;

(iii) all rights of Comfort Products under any Ancillary Agreement to which it is a party; and

(iv) all claims of Comfort Products for any refunds of Taxes and other governmental charges attributable to any period ending on or before the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

(51) Comfort Products Excluded Obligations. The term “Comfort Products Excluded Obligations” shall mean any liability or obligation under or pursuant to any Environmental Laws or related to the Discharge, Handling, presence or clean-up of Hazardous Substances arising out of the use by Comfort Products of the Comfort Products Leased Real Property (or any real property formerly owned, leased or occupied by Comfort Products in connection with its business and operations) prior to the Closing and any liability or obligation of Comfort Products to Buyer or any of its Subsidiaries to the extent incurred prior to the Closing and not reflected on the Comfort Products Balance Sheet (other than liabilities and obligations incurred since the Comfort Products Balance Sheet Date in the ordinary course of business).

(52) Comfort Products Financial Statements. The term “Comfort Products Financial Statements” has the meaning set forth in Section 4.09(a).

(53) Comfort Products Intellectual Property. The term “Comfort Products Intellectual Property” has the meaning set forth in Section 4.16.

(54) Comfort Products Leased Real Property. The term “Comfort Products Leased Real Property” has the meaning set forth in Section 4.13(b).

(55) Comfort Products Leases. The term “Comfort Products Leases” has the meaning set forth in Section 4.13(b).

(56) Comfort Products Liabilities. The term “Comfort Products Liabilities” shall mean all liabilities and obligations of Comfort Products as at Closing which arose from the business and operations of Comfort Products (but excluding the Comfort Products Excluded Obligations and excluding Taxes of Comfort Products or with respect to the Comfort Products Contributed Assets).

(57) Comfort Products Licensed Intellectual Property. The term “Comfort Products Licensed Intellectual Property” has the meaning set forth in Section 4.16.

(58) Comfort Products Material Adverse Effect. The term “Comfort Products Material Adverse Effect” shall mean any event, change, circumstance, effect or state of facts that is materially adverse to the business, operations, financial condition or results of operations of Comfort Products; provided, that no event, change, circumstance, effect or state of facts shall be deemed (individually or in the aggregate) to constitute, nor shall any of the foregoing be taken into account in determining whether there has been, a Comfort Products Material Adverse Effect, to the extent that such event, change, circumstance, effect or state of facts results from, arises out of, or relates to (i) a deterioration in the economy or in the economic conditions generally affecting the industry in which Comfort Products operates or generally affecting the economy or the financial, debt, credit, or securities markets in the United States or elsewhere, (ii) any change in applicable Legal Requirements, GAAP or accounting requirements or principles, (iii) the announcement or the existence of, or compliance with, this Agreement or the announcement of the transactions contemplated by this Agreement or any of the Ancillary Agreements, (iv) the failure of Comfort Products to meet any expected or projected financial or operating performance target (provided that the event, change, circumstance, effect or state of facts giving rise to such failure may (except as provided above) be considered in determining whether a Comfort Products Material Adverse Effect has occurred), (v) any action taken or omitted to be taken that (A) is required to be taken or omitted by Buyer, Comfort Products or any of Buyer’s Subsidiaries under this Agreement or (B) is by or at the written request or with the written consent of Seller, (vi) any fees or expenses incurred in connection with the transactions contemplated by this Agreement, (vii) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement or (viii) the effect of any matter which is specifically disclosed in the Buyer Disclosure Schedule.

(59) Comfort Products Owned Intellectual Property. The term “Comfort Products Owned Intellectual Property” has the meaning set forth in Section 4.16.

(60) Comfort Products Purchase Price Adjustment. The term “Comfort Products Purchase Price Adjustment” has the meaning set forth in Section 1.06(b).

(61) Comfort Products Reference Working Capital. The term “Comfort Products Reference Working Capital” shall mean an amount equal to $25,100,000.

(62) Comfort Products Registered Owned Intellectual Property. The term “Comfort Products Registered Owned Intellectual Property” has the meaning set forth in Section 4.16.

(63) Comfort Products Tax Contest Controlling Party. The term “Comfort Products Tax Contest Controlling Party” has the meaning set forth in Section 8.02(i)(iv).

(64) Comfort Products Tax Contest Non-Controlling Party. The term “Comfort Products Tax Contest Non-Controlling Party” has the meaning set forth in Section 8.02(i)(iv).

(65) Comfort Products Taxes. The term “Comfort Products Taxes” has the meaning set forth in Section 8.02(i)(iv).

(66) Comfort Products Transition Services Agreement. The term “Comfort Products Transition Services Agreement” has the meaning set forth in Section 5.04.

(67) Comfort Products Working Capital. The term “Comfort Products Working Capital” shall mean, as of any date, accounts receivable, prepaid current assets and other current assets (excluding cash and including inventory valued on a ‘first in first out’ basis) included in the Comfort Products Contributed Assets, less accounts payables, accrued liabilities, deferred revenue, payments in advance of billings and other short term liabilities (excluding (i) any indebtedness and (ii) any accruals for severance, transaction bonus payments, change of control payments, retention payments or similar payments, in each case in this clause (ii), arising out of the transactions contemplated by this Agreement or any of the Ancillary Agreements) included in the Comfort Products Liabilities, each as determined in a manner consistent with the preparation of the Comfort Products Balance Sheet; provided, however, that Taxes shall not be reflected in Comfort Products Working Capital.

(68) Common Stock. The term “Common Stock” has the meaning set forth in the definition of “Capital Stock.”

(69) Company. The term “Company” has the meaning set forth in the Recital A.

(70) Company Intellectual Property. The term “Company Intellectual Property has the meaning set forth in Section 3.15.

(71) Company Leased Real Property. The term “Company Leased Real Property” has the meaning set forth in Section 3.12(b).

(72) Company Leases. The term “Company Leases” has the meaning set forth in Section 3.12(b).

(73) Company Licensed Intellectual Property. The term “Company Licensed Intellectual Property has the meaning set forth in Section 3.15.

(74) Company Material Adverse Effect. The term “Company Material Adverse Effect” shall mean any event, change, circumstance, effect or state of facts that is materially adverse to the business, operations, financial condition or results of operations of the Company and the Division Entities, taken as a whole but excluding the Seller Excluded Businesses; provided, that no event, change, circumstance, effect or state of facts shall be deemed (individually or in the aggregate) to constitute, nor shall any of the foregoing be taken into account in determining whether there has been, a Company Material Adverse Effect, to the extent that such event, change, circumstance, effect or state of facts results from, arises out of, or relates to (i) a deterioration in the economy or in the economic conditions generally affecting the industry in which the Company or any of the Division Entities operates or generally affecting the economy or the financial, debt, credit, or securities markets in the United States or elsewhere, (ii) any change in applicable Legal Requirements, GAAP or accounting requirements or principles, (iii) the announcement or the existence of, or compliance with, this Agreement or the announcement of the transactions contemplated by this Agreement or any of the Ancillary Agreements, (iv) the failure of the Company or any of the Division Entities to meet any expected or projected financial or operating performance target (provided that the event, change, circumstance, effect or state of facts giving rise to such failure may (except as provided above) be considered in determining whether a Company Material Adverse Effect has occurred), (v) any action taken or omitted to be taken that (A) is required to be taken or omitted by Seller, the Company, the Division Entities or any of their respective Subsidiaries under this Agreement or (B) is by or at the written request or with the written consent of Buyer (vi) any fees or expenses incurred in connection with the transactions contemplated by this Agreement, (vii) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement or (viii) the effect of any matter which is specifically disclosed in the Seller Disclosure Schedule.

(75) Company Owned Intellectual Property. The term “Company Owned Intellectual Property” has the meaning set forth in Section 3.15.

(76) Company Owned Real Property. The term “Company Owned Real Property” has the meaning set forth in Section 3.12(a).

(77) Company Purchase Price Adjustment. The term “Company Purchase Price Adjustment” has the meaning set forth in Section 1.06(a).

(78) Company Real Property. The term “Company Real Property” has the meaning set forth in Section 3.12(b).

(79) Company Registered Owned Intellectual Property. The term “Company Registered Owned Intellectual Property” has the meaning set forth in Section 3.15.

(80) Company Reference Working Capital. The term “Company Reference Working Capital” shall mean an amount equal to $155,000,000.

(81) Company Taxes. The term “Company Taxes” shall mean entity-level Taxes imposed on the Company or any Subsidiary of the Company (other than Comfort Products or any Subsidiary thereof) for which neither Buyer nor Seller nor any other member or equity holder of the Company or such Subsidiary is liable (i) as the owner of a “disregarded entity” within the meaning of U.S. Treasury Regulations Section 301.7701-1, 301-7701-2 and 301-7701-3, or (ii) in its separate or individual capacity pursuant to Code Section 701 or in each case pursuant to any comparable provisions of state, local or foreign law.

(82) Confidentiality Agreement. The term “Confidentiality Agreement” has the meaning set forth in Section 5.13(b).

(83) Consignment Agreement. The term “Consignment Agreement” has the meaning set forth in Section 5.08.

(84) Continuing Directors. The term “Continuing Directors” means (i) any member of the board of directors of Buyer as of the date of this Agreement, or (ii) any member of the board of directors of Buyer who becomes such a member subsequent to the date of this Agreement whose nomination for election or election to the board of directors of Buyer was recommended or approved by a majority of the individuals described in clause (i) or this clause (ii) then on the board of directors of Buyer.

(85) Contracts. The term “Contracts,” when described as being those of or applicable to any Person, shall mean any and all contracts, agreements, franchises, understandings, arrangements, leases, licenses, registrations, authorizations, easements, servitudes, rights of way, mortgages, bonds, indentures, notes, guaranties, liens, indebtedness, approvals or other instruments or undertakings to which such Person is a party or to which or by which such Person or the property of such Person is subject or bound, excluding any Permits.

(86) Controlling Party. The term “Controlling Party” has the meaning set forth in Section 9.08(b)(i).

(87) CPR. The term “CPR” has the meaning set forth in Recital A.

(88) Damages. The term “Damages” shall mean any and all actual damages, liabilities, obligations, penalties, fines, judgments, claims and losses, including any loss incurred on a pro rata basis by the Seller in respect of its shares in the Buyer resulting from Buyer’s obligation to indemnify any Seller Claiming Party under this Agreement and, for Third Party Claims only, costs and expenses (including reasonable attorneys’ fees), but Damages shall not include indirect, special, exemplary or punitive damages, or any theory of loss based on a multiple of any type of earnings, revenue or related measures. The amount of a Party’s Damages shall not be reduced by Tax Benefits realized by such Party or by the Company or any of its Subsidiaries, it being understood that Tax Benefits are taken into account solely under Section 8.02(f).

(89) Determination. The term “Determination” has the meaning set forth in Section 1.08(b).

(90) Discharge. The term “Discharge” has the meaning set forth in Section 3.17(c).

(91) Disclosing Party. The term “Disclosing Party” has the meaning set forth in Section 5.13(a).

(92) Dispute. The term “Dispute” has the meaning set forth in Section 12.03(a).

(93) Distributor Agreements. The term “Distributor Agreements” has the meaning set forth in Section 5.07.

(94) Division Entities. The term “Division Entities” has the meaning set forth in Recital A.

(95) DOJ. The term “DOJ” has the meaning set forth in Section 5.16(a).

(96) EBIT. The term “EBIT” shall mean consolidated earnings before interest income, interest expense and income taxes, provided, that the accounting principles of the Company in effect at the time of a determination of the Company’s EBIT shall be used in connection with such determination.

(97) Employee Transition Services Agreement. The term “Employee Transition Services Agreement” has the meaning set forth in Section 5.05.

(98) Environmental Laws. The term “Environmental Laws” has the meaning set forth in Section 3.17(c).

(99) ERISA. The term “ERISA” has the meaning set forth in Section 3.07(a)(i).

(100) Exchange Act. The term “Exchange Act” has the meaning set forth in Section 3.06.

(101) Excluded Carrier Employees. The term “Excluded Carrier Employees” shall mean employees of Seller and its Affiliates who are, as of immediately prior to the Closing, primarily employed in the Seller Excluded Businesses (including any such employees who are absent on the Closing Date due to due to vacation, illness, short-term disability, or other leave of absence).

(102) Excluded Obligations. The term “Excluded Obligations” shall mean (i) any liability or obligation to the extent related to any of the Seller Excluded Businesses, (ii) any liability or obligation under or pursuant to any Environmental Laws or related to the Discharge, Handling, presence or clean-up of Hazardous Substances arising out of the use by the Company or any of the Division Entities of the Company Real Property (or any real property formerly owned, leased or occupied by the Company or any of the Division Entities in connection with their respective businesses and operations) prior to the Closing, (iii) any liability or obligation of the Company or the Division Entities to Seller to the extent incurred prior to the Closing and not reflected on the Acquisition Balance Sheet (other than liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business), and (iv) any liability or obligation to the extent related to the matters set forth on Section 13.01(102) of the Seller Disclosure Schedule.

(103) FICA. The term “FICA” has the meaning set forth in Section 5.01(e).

(104) Final Allocation. The term “Final Allocation” has the meaning set forth in Section 1.08(b).

(105) Final Comfort Products Working Capital. The term “Final Comfort Products Working Capital” shall mean the Comfort Products Working Capital as of the Closing, reflecting any adjustment pursuant to Section 7.02.

(106) Final Company Working Capital. The term “Final Company Working Capital” shall mean the Working Capital as of the Closing, reflecting any adjustment pursuant to Section 7.02.

(107) Final Statement on Comfort Products Working Capital. The term “Final Statement on Comfort Products Working Capital” has the meaning set forth in Section 1.05.

(108) Final Statement on Company Working Capital. The term “Final Statement on Company Working Capital” has the meaning set forth in Section 1.05.

(109) Final Statements on Working Capital. The term “Final Statements on Working Capital” has the meaning set forth in Section 1.05.

(110) Financial Statements. The term “Financial Statements” has the meaning set forth in Section 3.08(a).

(111) Financing. The term “Financing” has the meaning set forth in Section 4.25(b).

(112) Financing Documents. The term “Financing Documents” has the meaning set forth in Section 4.25(b).

(113) First Option. The term “First Option” has the meaning set forth in Section 7.03(a).

(114) First Option Exercise Price. The term “First Option Exercise Price” has the meaning set forth in Section 7.03(a).

(115) First Option Term. The term “First Option Term” has the meaning set forth in Section 7.03(a).

(116) FTC. The term “FTC” has the meaning set forth in Section 5.16(a).

(117) FUTA. The term “FUTA” has the meaning set forth in Section 5.01(e).

(118) GAAP. The term “GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

(119) Governmental Authorities. The term “Governmental Authorities” shall mean any nation or country (including but not limited to the United States) and any commonwealth, territory or possession thereof and any political subdivision of any of the foregoing, including but not limited to courts, departments, commissions, boards, bureaus, agencies, ministries or other instrumentalities.

(120) Handle. The term “Handle” has the meaning set forth in Section 3.17(c).

(121) Hazardous Substances. The term “Hazardous Substances” has the meaning set forth in Section 3.17(c).

(122) Head Office. The term “Head Office” shall mean the functionally centralized operations of the Company, which operations are primarily conducted at Syracuse, New York, including, but not limited to, management oversight and centralized accounting, information technology, logistics, warehousing and human resources support for the Company (including the Northeast Business and the California Business) and Seller’s distribution operations in Canada and Northern California historically managed by the Company, the transactions of which are reflected in the Seller’s accounting general ledger that is in turn reflected in Seller’s Hyperion financial reporting system account designated “CSD HQ 1616.”

(123) Head Office Amendment. The term “Head Office Amendment” has the meaning set forth in Section 5.03.

(124) HSR Act. The term “HSR Act” has the meaning set forth in Section 3.06.

(125) Indemnifying Party. The term “Indemnifying Party” has the meaning set forth in Section 9.07.

(126) Information Receiving Party. The term “Information Receiving Party” has the meaning set forth in Section 5.12(a).

(127) Intellectual Property. The term “Intellectual Property” has the meaning set forth in Section 3.15.

(128) Issued Interest. The term “Issued Interest” has the meaning set forth in Section 1.02(b).

(129) JV Employees. The term “JV Employees” shall mean (i) the Carrier Transferred Employees and (ii) the Comfort Employees.

(130) JV Financing. The term “JV Financing” has the meaning set forth in Section 4.25(b).

(131) JV Revolving Credit Agreement. The term “JV Revolving Credit Agreement” has the meaning set forth in Section 10.01(d).

(132) JV Revolving Financing Proposals. The term “JV Revolving Financing Proposals” has the meaning set forth in Section 4.25(b).

(133) Knowledge. The term “Knowledge” shall mean (a) in the case of Buyer, the actual knowledge of any of the individuals set forth in Section 13.01(133)(a) of the Buyer Disclosure Schedule, and (b) in the case of Seller, the actual knowledge of any of the individuals set forth in Section 13.01(133)(b) of the Seller Disclosure Schedule.

(134) Legal Requirements. The term “Legal Requirements,” when described as being applicable to any Person, shall mean any and all laws (statutory, judicial or otherwise), ordinances, regulations, judgments, orders, directives, injunctions, writs, decrees or awards of any Governmental Authority, in each case as and to the extent applicable to such Person or such Person’s business, operations or properties.

(135) Lenders. The term “Lenders” has the meaning set forth in Section 4.25(a).

(136) Liens. The term “Liens” has the meaning set forth in Section 3.08(e).

(137) Maximum Stock Consideration. The term “Maximum Stock Consideration” has the meaning set forth in Section 1.03(a)(i).

(138) Measurement Period. The term “Measurement Period” has the meaning set forth in Section 1.03(a)(i).

(139) Mediation Termination. The term “Mediation Termination” has the meaning set forth in Section 12.03(b).

(140) Membership Interest. The terms “Membership Interest” and “Membership Interests” shall mean the ownership interests of a member in the Company.

(141) Multiemployer Plan. The term “Multiemployer Plan” has the meaning set forth in Section 3.07(c)(i).

(142) New Plans. The term “New Plans” has the meaning set forth in Section 5.01(c).

(143) Non-Disclosing Party. The term “Non-Disclosing Party” has the meaning set forth in Section 5.13(a).

(144) Northeast Business. The term “Northeast Business” means any and all business of the Company conducted in the states of Connecticut, New York, Massachusetts, Maine, New Jersey, Pennsylvania, Rhode Island, Vermont and New Hampshire, including the distribution and sale of products, equipment, parts and accessories by the Company in such states or from business locations in such states other than to any locations to which a Distributor Agreement (where the Company is a named party) applies.

(145) Notices. The term “Notices” has the meaning set forth in Section 3.17(b).

(146) NYSE. The term “NYSE” has the meaning set forth in Section 1.03(a)(i).

(147) Operating Agreement. The term “Operating Agreement” has the meaning set forth in Section 5.10.

(148) Option Closing. The term “Option Closing” has the meaning set forth in Section 7.03(e)(i).

(149) Option Closing Date. The term “Option Closing Date” has the meaning set forth in Section 7.03(e)(i).

(150) Option Exercise Price. The term “Option Exercise Price” has the meaning set forth in Section 7.03(b).

(151) Option Term. The term “Option Term” has the meaning set forth in Section 7.03(b).

(152) Original Revolving Credit Agreement. The term “Original Revolving Credit Agreement” has the meaning set forth in Section 4.25(a).

(153) Partial Restructuring. The term “Partial Restructuring” has the meaning set forth in Section 3.08(a).

(154) Parties. The term “Parties” has the meaning set forth in the preamble.

(155) Party. The term “Party” has the meaning set forth in the preamble.

(156) Party Claim Notice. The term “Party Claim Notice” has the meaning set forth in Section 9.07.

(157) Party Indemnification Notice. The term “Party Indemnification Notice” has the meaning set forth in Section 9.07.

(158) Past Practice. The term “Past Practice” has the meaning set forth in Section 8.02(g)(ii).

(159) Permits. The term “Permits” shall mean any and all permits, rights, approvals, clearances, licenses, authorizations, legal status, orders under any Legal Requirement or otherwise granted by any Governmental Authority.

(160) Permitted Lien. The term “Permitted Lien” shall mean (a) statutory Liens arising out of operation of applicable Legal Requirements with respect to a liability incurred in the ordinary course of business and which is not due and payable, (b) Liens for Taxes not yet due and payable or which are being actively contested by appropriate proceedings, (c) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Liens and security obligations that are incurred and are payable in the ordinary course of business and are not delinquent, (d) in the case of leases of vehicles, rolling stock and other personal property, immaterial Liens; (e) Liens in favor of landlords or lessors under real property leases which do not impair the rights of the respective tenants or lessees under such real property leases, and (f) Liens that are not material in amount and that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on the Person or the underlying asset subject to the Lien.

(161) Person. The term “Person” shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any governmental or political subdivision or any agency, department or instrumentality thereof.

(162) Post-Closing Tax Period. The term “Post-Closing Tax Period” shall mean any complete taxable period (or portion thereof) ending after the Closing Date.

(163) Pre-Closing Audits. The term “Pre-Closing Audits” has the meaning set forth in Section 8.02(i)(i).

(164) Pre-Closing Comfort Products Audit. The term “Pre-Closing Comfort Products Audit” has the meaning set forth in Section 8.02(i)(ii).

(165) Pre-Closing Tax Audit. The term “Pre-Closing Tax Audit” has the meaning set forth in Section 8.02(f).

(166) Pre-Closing Tax Period. The term “Pre-Closing Tax Period” shall mean any complete taxable period (or portion thereof) ending on or before the Closing Date.

(167) Preparing Party. The term “Preparing Party” has the meaning set forth in Section 1.05.

(168) Proceedings. The term “Proceedings” has the meaning set forth in Section 3.17(b).

(169) Property Taxes. The term “Property Taxes” shall mean real, personal, and intangible ad valorem property Taxes.

(170) Proposed Allocation. The term “Proposed Allocation” has the meaning set forth in Section 1.08(b).

(171) Public Filings. The term “Public Filings” has the meaning set forth in Section 4.08(c).

(172) Purchase Price. The term “Purchase Price” has the meaning set forth in Section 1.03(a)(ii).

(173) Purchase Price Adjustments. The term “Purchase Price Adjustments” shall mean Company Purchase Price Adjustment and the Comfort Products Purchase Price Adjustment.

(174) Receiving Party. The term “Receiving Party” has the meaning set forth in Section 1.05.

(175) Receiving Party’s Accountants. The term “Receiving Party’s Accountants” has the meaning set forth in Section 1.07(a).

(176) Receiving Party’s Report. The term “Receiving Party’s Report” has the meaning set forth in Section 1.07(a).

(177) Reconciliation Period. The term “Reconciliation Period” has the meaning set forth in Section 1.07(b).

(178) Regulations. The term “Regulations” shall mean any and all regulations promulgated by the Department of the Treasury pursuant to the Internal Revenue Code.

(179) Reports. The term “Reports” has the meaning set forth in Section 1.05.

(180) Restructuring. The term “Restructuring” has the meaning set forth in Section 1.01.

(181) Revolving Credit Agreement. The term “Revolving Credit Agreement” has the meaning set forth in Section 4.25(a).

(182) Revolving Lenders. The term “Revolving Lenders” has the meaning set forth in Section 4.25(b).

(183) SEC. The term “SEC” shall mean the United States Securities and Exchange Commission.

(184) Second Option. The term “Second Option” has the meaning set forth in Section 7.03(b).

(185) Second Option Exercise Price. The term “Second Option Exercise Price” has the meaning set forth in Section 7.03(b).

(186) Second Option Term. The term “Section Option Term” has the meaning set forth in Section 7.03(b).

(187) Securities. The term “Securities” has the meaning set forth in Section 7.03(f).

(188) Securities Act. The term “Securities Act” has the meaning set forth in Section 3.06.

(189) Seller. The term “Seller” has the meaning set forth in the preamble.

(190) Seller Cap. The term “Seller Cap” has the meaning set forth in Section 9.02(b).

(191) Seller Claiming Parties. The term “Seller Claiming Parties” has the meaning set forth in Section 9.03.

(192) Seller Claiming Party. The term “Seller Claiming Party” has the meaning set forth in Section 9.03.

(193) Seller Disclosure Schedule. The term “Seller Disclosure Schedule” has the meaning set forth in the introduction to Article III.

(194) Seller Excluded Businesses. The term “Seller Excluded Businesses” has the meaning set forth in Section 1.01.

(195) Seller Plans. The term “Seller Plans” has the meaning set forth in Section 3.07(a).

(196) Seller Threshold. The term “Seller Threshold” has the meaning set forth in Section 9.02(a).

(197) Settlement Accountants. The term “Settlement Accountants” has the meaning set forth in Section 1.07(b).

(198) Shareholder Agreement. The term “Shareholder Agreement” has the meaning set forth in Section 5.06.

(199) Signing Announcement. The term “Signing Announcement” has the meaning set forth in Section 5.19(a).

(200) Stock Consideration. The term “Stock Consideration” has the meaning set forth in Section 1.03(a)(ii).

(201) Straddle Period. The term “Straddle Period” shall mean any complete taxable period beginning on or prior to and ending after the Closing Date.

(202) Subsidiary. The term “Subsidiary” shall mean with respect to any Person, (i) any corporation fifty percent (50%) or more of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is at the time owned by such Person, directly or indirectly through one or more Subsidiaries, and (ii) any other Person, including but not limited to a joint venture, a general or limited partnership or a limited liability company, in which such Person, directly or indirectly through one or more Subsidiaries, at the time owns at least fifty percent (50%) or more of the ownership interests entitled to vote in the election of managing partners, managers or trustees thereof (or other Persons performing such functions) or acts as the general partner, managing member, trustee (or Persons performing similar functions) of such other Person.

(203) Supplement. The term “Supplement” has the meaning set forth in Section 5.11.

(204) Tangible Comfort Products Properties. The term “Tangible Comfort Products Properties” has the meaning set forth in Section 4.17.

(205) Tangible Company Properties. The term “Tangible Company Properties” has the meaning set forth in Section 3.16.

(206) Tax. The term “Tax” has the meaning set forth in Section 8.01(k).

(207) Tax Asset. The term “Tax Asset” shall mean any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or other Tax credit.

(208) Tax Benefit. The term “Tax Benefit” shall mean the Tax effect of any Tax Item which decreases Taxes paid or payable, including any interest with respect thereto or interest that would have been payable but for such item. For purposes of determining the amount and timing of any Tax Benefit, the recipient of the Tax Benefit shall be deemed to pay tax at the recipient’s highest marginal Tax rate in effect in the year such Tax Benefit is realized or utilized, shall be deemed to realize or utilize any Tax Benefit in the first taxable year that such Tax Benefit may be realized or utilized under the law assuming that all other Tax attributes available to the recipient of such Tax Benefit for such taxable year are utilized before such Tax Item giving rise to the Tax Benefit is utilized. Further, in the case of a Tax Benefit that is a refund, such refund shall not be deemed to be realized, received and utilized before such refund is actually received.

(209) Tax Contest Controlling Party. The term “Tax Contest Controlling Party” has the meaning set forth in Section 8.02(i)(iii).

(210) Tax Contest Non-Controlling Party. The term “Tax Contest Non-Controlling Party” has the meaning set forth in Section 8.02(i)(iii).

(211) Tax Item. The term “Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable.

(212) Tax Proceeding. The term “Tax Proceeding” has the meaning set forth in Section 8.02(i)(i).

(213) Tax Return. The term “Tax Return” has the meaning set forth in Section 8.01(k).

(214) Taxes. The term “Taxes” has the meaning set forth in Section 8.01(k).

(215) Termination Date. The term “Termination Date” has the meaning set forth in Section 11.01(c).

(216) Third Party Claim. The term “Third Party Claim” has the meaning set forth in Section 9.08.

(217) Third Party Claim Notice. The term “Third Party Claim Notice” has the meaning set forth in Section 9.08(a).

(218) Third Party Indemnification Notice. The term “Third Party Indemnification Notice” has the meaning set forth in Section 9.08(a).

(219) Trade Name Agreement. The term “Trade Name Agreement” has the meaning set forth in Section 5.09.

(220) Trade Secrets. The term “Trade Secrets” shall mean information including, but not limited to, technical or non-technical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans or lists of actual or potential customers or suppliers which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(221) Transferred Interest. The term “Transferred Interest” has the meaning set forth in Section 1.02(a).

(222) Transition Services Agreement. The term “Transition Services Agreement” has the meaning set forth in Section 5.02.

(223) Volume Weighted Average Trading Price. The term “Volume Weighted Average Trading Price” shall mean with respect to any given period, the weighted average of the reported per share prices at which transactions in the Common Stock are executed on the NYSE during such period (weighted based on the number of shares of Common Stock traded, as such weighted average price is reported by Bloomberg Financial Markets).

(224) Working Capital. The term “Working Capital” shall mean, as of any date, accounts receivable, prepaid current assets and other current assets (excluding cash and including inventory valued on a ‘first in first out’ basis), less accounts payables (including payables due Seller), accrued liabilities, deferred revenue, payments in advance of billings and other short term liabilities (excluding (i) any indebtedness and (ii) any accruals for severance, transaction bonus payments, change of control payments, retention payments or similar payments, in each case in this clause (ii), arising out of the transactions contemplated by this Agreement or any of the Ancillary Agreements) of the Company and the Division Entities, each as determined in a manner consistent with the preparation of the Acquisition Balance Sheet; provided, however, that the following shall not be reflected in Working Capital: (a) income Tax assets or liabilities of or relating to the Company, (b) U.S. federal or state (but not Puerto Rico) income Tax assets or liabilities of or relating to CPR, (c) any deferred Tax asset (including such an asset as may arise from a net operating loss) or liability of or relating to the Company or any of the Division Entities, and (d) any transfer, sales, use and other similar non-income Taxes covered by the proviso in Section 12.01. For the avoidance of doubt, inventory subject to the Consignment Agreement shall not be reflected in Working Capital.

(225) WHI. The term “WHI” has the meaning set forth in Recital D.

[SIGNATURE PAGE FOLLOWS]

EXECUTED as of the date first written above.

SELLER:

CARRIER CORPORATION

By:	/s/ William F. Striebe
Name:	William F. Striebe
Title:	Vice President, Business Development

BUYER:

WATSCO, INC.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	Senior Vice President